Filed pursuant to Rule 424(b)(3) Registration File No. 333-122097

11,382,431 Shares

Common Stock

To be Offered by Certain Holders of Common Stock
and Warrants and to Purchase Common Stock of
Hemobiotech, Inc.

     This prospectus relates to the offering and sale of up to 11,382,431 shares of common stock, par value $.001 per share, of Hemobiotech, Inc. The shares offered by this prospectus include 2,647,080 presently outstanding shares of our common stock, 3,441,191 shares of our common stock issuable on conversion of $2.25 million principal amount of our 10% convertible unsecured promissory notes and, in our sole discretion, in payment of accrued interest on such notes, and 5,294,160 shares of common stock issuable on the exercise of outstanding warrants to purchase our common stock. In addition, under Rule 416 of the Securities Act of 1933, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

     All of the offered shares are to be sold by persons who are existing security holders and identified in the section of this prospectus entitled “Selling Stockholders.” We will not receive any of the proceeds from the sale of the shares offered under this prospectus. We will, however, receive proceeds in connection with the exercise of the warrants referred to above.

     There is no established public market for our common stock. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. Until our shares of common stock are quoted on a quotation service or listed for trading on a national securities exchange, the selling stockholders have advised us that they may sell the offered shares in privately negotiated transactions at prices ranging between $1.00 and $1.25 per share, representing an approximately 18% and 47% premium, respectively, over the per share price at which shares of our common stock were last sold in our October 2004 private placement. If our shares of common stock are quoted on any quotation service or listed for trading on a national securities exchange in the future, the selling stockholders may sell the offered shares through such quotation service or exchange at prevailing market prices or negotiated prices. All shares will be sold in exchange for cash.

     Our principal office is located at 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254, and our telephone number is (214) 540-8411.

     An investment in these securities involves a high degree of risk.You should invest in our common stock only if you can afford to lose your entire investment. Please carefully review the section titled “Risk Factors” beginning on page 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 13, 2005

     In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful. The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

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SUMMARY

     You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering. Unless the context otherwise requires, “we,” “our,” “us” and similar phrases refer to Hemobiotech, Inc. Unless otherwise stated or the context otherwise requires, all share and per share information in this prospectus gives effect to the 0.543056 -for-one reverse stock split effected in September 2004.

Our Company

     We were founded in 2001 as “HemoBioTech, Inc.,” a Texas corporation. In 2003, we incorporated a sister corporation named “Hemobiotech, Inc.” in the State of Delaware. On December 1, 2003, HemoBioTech, Inc. was merged with and into Hemobiotech, Inc., with Hemobiotech, Inc. as the surviving entity. Our principal executive offices are located at 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254, and our telephone number is (214) 540-8411. Our website is located at www.hemobiotech.com. Information on our website is not, and should not be considered, part of this prospectus.

     We are primarily engaged in the research and development of human blood substitute technology exclusively licensed from Texas Tech University Health Services Center, although in 2003 and 2004, most of our working capital was used to pay for general and administrative costs, salaries, legal and accounting fees and the cost of raising money. After reviewing the blood substitute technology developed by researchers at Texas Tech, in January 2002 we licensed from Texas Tech the exclusive rights to various alternative compositions of HemoTech, a novel blood substitute that is based on hemoglobin (which is the key protein in red blood cells that carries oxygen) of both bovine (cow) and human origin, as well as methods for its production and use. What makes HemoTech a novel potential blood substitute product is the fact that it is comprised of hemoglobin that has been isolated from bovine blood and then chemically modified to make the product non-toxic. We also have an agreement with Texas Tech that any patent issuing from its patent application relating to the induction of erythropoiesis (which is the production of red blood cells by the body) will be included under our exclusive license with Texas Tech. In addition to our license and patent agreement with Texas Tech, we entered into a sponsored research agreement with Texas Tech in July 2002, under which we are entitled to use certain of Texas Tech’s production and research and development facilities in Lubbock, Texas.

     Our goal is to address an increasing demand for a safe and inexpensive human blood substitute product in the United States and around the world through our licensed technology. We believe that certain initial pre-clinical and early stage human trials undertaken outside the U.S. by prior holders of this technology suggest that our licensed technology may possess properties that diminish the intrinsic toxic effects of hemoglobin and help reduce or eliminate the abnormal reaction associated with hemorrhagic shock (which is the loss of blood pressure and the lowering of vital signs resulting from the loss of blood).

Recent Financing Transaction

     In October 2004, we completed a private placement of units, with each unit consisting of one 10% convertible unsecured promissory note in the principal amount of $50,000, 58,824 shares of our common stock and a five-year warrant to purchase 117,648 shares of our common stock at an exercise price of $1.06 per share. We sold 45 units in the private placement at a price of $100,000 per unit, and we received gross cash proceeds of $4.5 million. Our net proceeds were $3.43 million, which includes the aggregate principal amount of our 10% unsecured convertible promissory notes outstanding. Under the terms of the placement agency agreement and registration rights agreement we entered into in connection with our October 2004 private placement, we agreed to file the registration statement of which this prospectus is a part with the SEC prior to December 27, 2004 to register for public resale the shares of common stock issued in the October 2004 private placement and issuable on (i) conversion of our 10% convertible unsecured promissory notes, (ii) payment, at our sole option, of accrued but unpaid interest on the notes, and (iii) exercise of the warrants, and to use our commercially reasonable efforts to have the registration statement of which this prospectus is a part declared effective by the SEC prior to February 24, 2005.

     We agreed that if the registration statement was not filed with the SEC on or by December 27, 2004, we would pay the selling stockholders named in this prospectus liquidated damages equal to an aggregate of $90,000 for each 30 consecutive days (pro-rated daily) after December 27, 2004 during which the registration statement was not filed with the SEC. In addition, we agreed that, if the registration statement was not declared effective by the SEC prior to February 24, 2005, we would pay to our selling stockholders liquidated damages equal to an aggregate of $90,000 for every 30 consecutive days (pro-rated daily) after February 24, 2005 during which the registration statement was not declared effective by the SEC. Please see “October 2004 Private Placement” starting on page 63 for additional information concerning our recent private placement.

     Because the registration statement was filed initially with the SEC on January 18, 2005, we would have been required to pay to the selling stockholders named in this prospectus an aggregate of $66,000 in cash as liquidated damages. However, under a waiver and extension agreement signed by selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000, such selling stockholders waived their right to receive an aggregate of $62,766 of such liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $66,000 and we are therefore required to pay $3,234 of such $66,000 to the non-waiving selling stockholders. Further, since this registration statement was not declared effective on or by February 24, 2005, and since this registration statement was not declared effective until May 13, 2005, we would have been required to pay the selling stockholders named in this prospectus an aggregate additional payment of at least $195,000, calculated as of May 1, 2005. However, under the waiver and extension agreement, selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000 agreed to waive their right to receive an aggregate of approximately $186,000 of such additional liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $195,000 and we are therefore required to pay approximately $9,000 of such $195,000 to the non-waiving selling stockholders. In addition, since this registration statement was not declared effective until May 13, 2005, we are required to pay all of the selling stockholders named in this prospectus an aggregate of an additional $36,000 for liquidated damages that accrued between May 1, 2005 and May 13, 2005. As of May 13, 2005, we have not paid any part of these liquidated damages.

     We will file another registration statement as soon as practicable to register any additional shares of common stock issuable on conversion of our 10% convertible promissory notes (and in payment of accrued interest thereon) in excess of the 3,441,191 shares of our common stock being registered under this registration statement.

Other Recent Developments

     Since our October 2004 private placement, we have entered into stage 2 of our sponsored research agreement with Texas Tech. The agreement provides for the expansion of our intellectual property through a new patent concerning the erythropoietic activity of HemoTech, the proposed human blood substitute product of which we are the exclusive licensee, and for the additional molecular studies of the mechanism of HemoTech; upgrade of the production facility for HemoTech; and the use of the data and information contained in the European Investigative New Drug (IND) application in the preparation of our U.S. IND application. In addition, we replaced Mr. Robert Comer, our acting Chief Financial Officer, with Mr. Mark J. Rosenblum, our new Chief Financial Officer, and have added three members, including Mr. Comer, to our Board of Directors, as well as a new member to our Scientific Advisory Board. Further, we have entered into two separate service agreements with Dallas Metro Suites d/b/a CEO JP Morgan International Plaza, under which we have leased office space at an aggregate monthly rate of approximately $5,500. These agreements also entitle us to receive certain administrative services, such as mail and package receipt and delivery, word processing and secretarial services, receptionist services, photocopying services, utilities and janitorial services, and other similar services, for no additional cost to us. The initial term of these agreements ends on June 30, 2005.

Certain Risks Associated With Our Company

     Since our company is still in the development stage and since we currently have, and we expect to continue to have, only one potential product, HemoTech, there are certain risks associated with an investment in our company. For example, we have a history of losses since inception and, through December 31, 2004, we had not generated any sales revenue. In 2003 and 2004, we incurred net losses of $617,000 and $1,259,000, respectively. Between January 1, 2005 and March 31, 2005, we have incurred net losses of approximately $666,000. We currently have no prospects for revenue in the foreseeable future, since we are still developing HemoTech, our proposed human blood substitute product. We have sustained substantial losses to date, largely as a result of costs incurred in general and administrative expenses, including salaries, legal and accounting fees, the cost of raising money and other corporate expenses, and, as of the end of 2004, research and development costs. We expect to continue to have significant operating losses for the foreseeable future, resulting mainly from additional research, development, testing and regulatory compliance activities that we expect to complete over the next few years and additional related general and administrative costs. We currently have no source of operating revenues and there can be no assurance that we will be able to develop any revenue source, even if we are able to develop HemoTech as a viable human blood substitute product and HemoTech receives the approval of the U.S. Food and Drug Administration (FDA), which may not occur for several years, if ever. Our development of HemoTech is dependent on our exclusive world-wide license from Texas Tech, which may expire or be terminated prior to HemoTech receiving FDA approval, if ever. Further, HemoTech itself is protected by a U.S. patent that was issued in August 1995 and the expiration of which may coincide with or even precede our receipt of FDA approval of HemoTech, to the extent FDA approval is granted at all. In addition, though we estimate that we have sufficient funds to meet the costs of our immediate planned operations (including preparing our U.S. IND application, making certain upgrades to the HemoTech production facility, paying for expected general and administrative costs and repaying our 10% convertible unsecured promissory notes) for the next eight to nine months, it is unlikely that we will be able to generate sufficient cash flows from operations to meet any unexpected cash requirements during the next eight to nine months or to cover any shortfall that may occur as a result of our having to pay our selling stockholders liquidated damages significantly in excess of $48,000 or our having to repay the entire outstanding amount of our 10% convertible unsecured promissory notes. Further, in order to meet the costs of the next stage of our planned operations (including the costs of submitting our U.S. IND application, making additional upgrades to HemoTech’s production facility, starting and completing our Phase I U.S. clinical trials, doing additional research and development of HemoTech as Phase I clinical trial progress, and paying for operational and overhead costs that we will incur during our Phase I U.S. clinical trials), which we expect to commence after the completion of our U.S. IND application, we will need to raise an additional $10-15 million within the next eight to nine months, if not sooner. It is likely that we will seek to meet these liquidity requirements through public or private equity offerings or debt financings. There can be no assurances that we will be able to secure additional financing or obtain favorable terms on such financing if it is available. Please see “Risk Factors” starting on page 6 for more details about these risks and for additional risks associated with an investment in our company.

The Offering
Common stock offered by the selling stockholders:
Outstanding shares	2,647,080 shares

Maximum number of shares that may be
issued on conversion of 10% convertible
unsecured promissory notes	3,441,191 shares(1)
Maximum number of shares that may be
issued on exercise of outstanding
warrants	5,294,160 shares

Total shares offered	11,382,431 shares

Common stock outstanding	10,093,550 shares(2)

Use of proceeds	We will receive none of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive proceeds on exercise of the warrants referred to above.

Risk Factors	You should read the section titled “Risk Factors” beginning on page 6 as well as other cautionary statements throughout this prospectus before investing in any shares offered hereunder.

(1)	Includes 794,118 shares of our common stock, which represents our best estimate of the maximum number of shares of our common stock that may be issued, at our sole option, in payment of accrued interest in respect of our 10% convertible unsecured promissory notes under the terms of such notes.

(2)	As of December 31, 2004. Does not include:

  2,382,372 shares of common stock underlying warrants issued to Meyers Associates, L.P., the placement agent in our October 2004 private placement, at an exercise price of $0.90 per share. These warrants were subsequently allocated by Meyers Associates among itself and certain of its officers, employees and affiliates, as a result of which Meyers Associates now owns of record only 787,960 of these warrants.
  Please see “Security Ownership of Certain Beneficial Owners and Management” starting on page 52 for more details about these allocations;
  1,500,000 shares of common stock issuable to Meyers Associates on the consummation of subsequent financings in which Meyers Associates represents us as placement agent;
  shares of our common stock that are reserved for issuance on the conversion of our outstanding 10% convertible unsecured promissory notes, on payment, at our sole option, of accrued but unpaid interest on the notes, and on exercise of our warrants; and
  shares available for future issuance under our 2003 Stock Option/Stock Issuance Plan.
Selling Stockholders

     All of the offered shares are to be offered and sold by our existing security holders. The selling stockholders acquired their shares in our October 2004 private placement. The shares of common stock to be offered by the selling stockholders include:

  2,647,080 shares of common stock currently issued and outstanding;
  3,441,191 shares of common stock issuable on the conversion of our 10% convertible unsecured promissory notes and, in our sole discretion, in payment of accrued interest on such notes; and
  5,294,160 shares of our common stock issuable on the exercise of warrants granted at an exercise price of $1.06 per share.

     In addition, under Rule 416 of the Securities Act, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

SUMMARY OF FINANCIAL DATA

     The summary of financial data as of and for the years ended December 31, 2004 and 2003 presented below is derived from and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004, including the notes to those financial statements, which are included elsewhere in this registration statement along with the section titled “Management’s Discussion and Analysis or Plan of Operation”.

			October 3,
			2001
			(Inception)
	For the Year ended		Through
Statement of	December 31,		December 31,
Operations Data:	2004	2003	2004

Revenue	$0	$0	$0

Operating Expenses:
Research and Development	$259,000	$0	$260,000
General and Administrative	$598,000	$608,000	$1,440,000

Other Income (Expenses):
Interest Expense	$411,000	$9,000	$420,000
Interest Income	$(9,000)	$(0)	$(9,000)

Net Loss	$(1,259,000)	(617,000)	$(2,111,000)

Net Loss per share — basic and diluted	$(.17)	$(.10)

Weighted average number of shares outstanding —
basic and diluted	7,352,000	6,470,000

	As of December 31,
	2004	2003

Balance Sheet Data:
Cash	$3,086,000	$0
Working capital/(deficit)	1,470,000	(829,000)
Total current assets	3,196,000	0
Total assets	4,029,000	0
Total current liabilities	(1,726,000)	(829,000)
Long-term obligations	0	0
Total stockholders’ equity/(deficit)	2,303,000	(829,000)

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a development stage company with no revenue to date and a history of significant losses, and we may never generate revenue.

     We are in the development stage and, through December 31, 2004, have generated no sales revenue and have no prospects for revenue in the foreseeable future. In 2003 and 2004, we incurred net losses of $617,000 and $1,259,000, respectively. Between January 1, 2005 and March 30, 2005, we have incurred net losses of approximately $666,000. Substantial losses to date have resulted principally from costs incurred in general and administrative expenses and, as of the end of 2004, research and development activities. We incurred $608,000 of general and administrative expenses in 2003. In 2004, we incurred $598,000 of general and administrative expenses and $259,000 of research and development expenses. In order to develop, test, produce and commercialize HemoTech, we will need to conduct significant research, development, testing and regulatory compliance activities which, together with projected general and administrative expenses, are expected to result in additional significant continuing operating losses. We do not expect to receive regulatory approvals for our proposed human blood substitute product for at least several years, if ever. We currently have no source of operating revenue and there can be no assurance that we will be able to develop any revenue source or that our operations will become profitable, even if we are able to commercialize any products. Further, as a development stage company, we have a limited relevant operating history on which an evaluation of our prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavily regulated biotechnology industry, which is characterized by an increasing number of market entrants, intense competition and a high failure rate. In addition, significant challenges are often encountered by businesses shifting from developmental to commercial activities.

We have experienced operating losses since our inception and, if we are unable to generate revenue or raise additional financing, we may not be able to meet existing obligations or continue our business.

     We have earned no revenue since our inception and have incurred a net loss of $2,111,000 from inception through December 31, 2004. We expect to continue to incur substantial losses and may not generate significant revenue, if any, for the foreseeable future. Our ability to generate revenue is dependent on obtaining additional financing for our planned operations. Our immediate planned operations for the next eight to nine months include the payment of our general and administrative expenses (including salaries, legal and other professional fees, consulting and advisory fees, the costs associated with making certain upgrades to the HemoTech production facility, and the costs associated with raising additional capital), preparation of our U.S. IND application, payment of approximately $48,000 of liquidated damages to our selling stockholders, and the repayment of our 10% convertible unsecured promissory notes. We believe our available cash of approximately $2,800,000 will be sufficient to complete our immediate planned operations (including the repayment in full of our outstanding 10% convertible unsecured promissory notes) through the next eight to nine months, and possibly longer, based on a current monthly cash burn rate of approximately $60,000 and based on current liquidated damages of approximately $48,000. However, if we are required to pay liquidated damages significantly in excess of $48,000 (more than $180,000 in total liquidated damages), our current available cash of approximately $2,800,000 will not be sufficient to repay the full amount of our 10% convertible unsecured promissory notes and continue our immediate planned operations through the next eight to nine months unless we scale back our immediate planned operations, use proceeds that we receive upon exercise of our warrants, if any, or raise additional capital in the next eight to nine months.

Following completion of our U.S. IND application, the next stage of our planned operations will include submission of our U.S. IND application to the FDA, commencement and completion of our Phase I U.S. clinical trials, further research and development of HemoTech during our Phase I clinical trials, and payment of operational and overhead expenses that we will incur during our Phase I U.S. clinical trials. In order to complete these additional planned operations, we will need to raise an additional $10-15 million within the next eight to nine months, if not earlier. If we fail to generate enough cash resources, either from future equity or debt sales or revenue from operations, our ability to implement our business plan and complete these planned operations will be materially affected, and you may lose all or substantially all of your investment.

We have issued convertible unsecured promissory notes which we may not be able to repay, or the repayment of which will significantly deplete our working capital, either of which could result in our inability to implement our business plan or continue operations.

     To date, we have issued $2.25 million of convertible promissory notes to fund our operations at an interest rate of 10% per year. These notes are unsecured and require a lump sum repayment of accrued interest and principal on the earlier to occur of October 27, 2005 or the completion of an additional financing in which we receive gross proceeds of not less than $4.0 million. We have limited capital resources and currently expect to repay these notes out of our currently existing available cash of approximately $2,800,000, payment of which will deplete our current working capital. However, if we are required to pay significantly more than approximately $48,000 of liquidated damages (more than $180,000 in total liquidated damages), our current available cash of appoximately $2,800,000 will not be sufficient to complete our immediate planned operations over the next eight to nine months and repay all of our outstanding 10% convertible promissory notes. In such case, we will be required to scale back on our current operations and raise additional capital in the next eight to nine months in order for us to complete our immediate planned operations and to repay all of our currently outstanding 10% convertible unsecured promissory notes in full in the next eight to nine months. In the absence of additional financing, we may seek to repay these notes out of the proceeds we receive from the exercise of warrants issued in the October 2004 private placement to purchase an aggregate of 5,294,160 shares of our common stock at an exercise price of $1.06 per share (subject to certain adjustments), although there can be no assurance that all or any of these warrants will be exercised. Assuming the exercise of all of the warrants, the total amount of proceeds we would receive is approximately $5.6 million.

     If payment of the outstanding principal amount or any installment of interest accrued on the notes is not made on the maturity date of the notes or made on any acceleration thereof following a default on the notes, then interest on any unpaid portion of the notes will accrue at an annual rate of 12%. Further, if we default in the performance of any obligations or covenants contained in the notes, the principal amount and any accrued and unpaid interest on the notes will become immediately due and payable after expiration of any applicable cure period. If we fail to make the required payments on the notes, our note holders will be entitled to accelerate the notes in full and demand immediate repayment thereof. If this occurs, we may not be able to continue our operations and may be subject to enforcement proceedings of our note holders.

We have historically had and continue to have negative cash flow, we need substantial additional funds to fund certain of our planned operations, and if we are unable to generate revenue or raise additional funds, we may not be able to continue our operations.

     We are currently experiencing, and have since our inception experienced, negative cash flow from operations which is expected to continue in the foreseeable future. Since our inception, we have been dependent on sales of our equity securities and our October 2004 private placement to fund our continuing operations.

     Under the terms of the placement agency agreement and registration rights agreement we entered into in connection with our October 2004 private placement, we agreed to file the registration statement of which this prospectus is a part with the SEC prior to December 27, 2004 to register for public resale the shares of common stock issued and shares of common stock issuable on exercise or conversion of warrants and convertible securities issued in the October 2004 private placement, and to use our commercially reasonable efforts to have the registration statement of which this prospectus is a part declared effective by the SEC prior to February 24, 2005. We agreed that if the registration statement was not filed with the SEC on or by December 27, 2004, we would pay the selling stockholders named in this prospectus liquidated damages equal to an aggregate of $90,000 for each 30 consecutive days (pro-rated daily) after December 27, 2004 during which the registration statement was not filed with the SEC. In addition, we agreed that, if the registration statement was not declared effective by the SEC prior to February 24, 2005, we would pay to our selling stockholders liquidated damages equal to an aggregate of $90,000 for every 30 consecutive days (pro-rated daily) after February 24, 2005 during which the registration statement was not declared effective by the SEC. Please see “October 2004 Private Placement” starting on page 63 for additional information concerning our recent private placement.

     Because the registration statement was filed initially with the SEC on January 18, 2005, we would have been required to pay to the selling stockholders named in this prospectus an aggregate of $66,000 in cash as liquidated damages. However, under a waiver and extension agreement signed by selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000, such selling stockholders waived their right to receive an aggregate of $62,766 of such liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $66,000 and we are therefore required to pay $3,234 of such $66,000 to the non-waiving selling stockholders. Further, since this registration statement was not declared effective on or by February 24, 2005, and since this registration statement was not declared effective until May 13, 2005, we would have been required to pay the selling stockholders named in this prospectus an aggregate additional payment of at least $195,000, calculated as of May 1, 2005.

     However, under the waiver and extension agreement, selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000 agreed to waive their right to receive an aggregate of approximately $186,000 of such additional liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $195,000 and we are therefore required to pay approximately $9,000 of such $195,000 to the non-waiving selling stockholders. In addition, since this registration statement was not declared effective until May 13, 2005, we are required to pay all of the selling stockholders named in this prospectus an aggregate of an additional $36,000 for liquidated damages that accrued between May 1, 2005 and May 13, 2005. As of May 13, 2005, we have not paid any part of these liquidated damages.

     We estimate that our current available cash, which is approximately $2,800,000 is sufficient to meet our immediate planned operations for the next eight to nine months, including the payment of our general and administrative expenses (including salaries, legal and other professional fees, consulting and advisory fees, the costs associated with making certain upgrades to the HemoTech production facility, and the costs associated with raising additional capital), preparation of our U.S. IND application, payment of approximately $48,000 of liquidated damages to our selling stockholders, and the repayment of all of our currently outstanding 10% convertible unsecured promissory notes. However, if we are required to pay significantly more than approximately $48,000 of liquidated damages (more than $180,000 in total liquidated damages), our current available cash will not be sufficient to complete our immediate planned operations and repay all of our currently outstanding 10% convertible unsecured promissory notes in full over the next eight to nine months. In such case, we will be required to scale back on our current operations, use proceeds that we receive upon exercise of our warrants, if any, and raise additional capital in the next eight to nine months in order for us to complete our immediate planned operations over the next eight to nine months and to repay all of our currently outstanding 10% convertible unsecured promissory notes in full. It is unlikely that we will be able to generate sufficient cash flows from operations to meet any unexpected cash requirements during the next 12 months or to cover any such shortfall. It is likely that we will seek to meet these liquidity requirements through public or private equity offerings or debt financings.

     Following completion of our U.S. IND application, the next stage of our planned operations will include submission of our U.S. IND application, commencement and completion of our Phase I U.S. clinical trials, continuing our research and development of HemoTech during our Phase I clinical trials, and covering our operational and overhead expenses during our Phase I U.S. clinical trials. In order to complete these additional planned operations, we will need to raise an additional $10-15 million within the next eight to nine months, if not earlier. Our cash requirements may, however, vary materially from current estimates because of results of our research and development programs, competitive and technological advances and other factors. It is unlikely that we will be able to generate sufficient cash flows from operations to meet the costs of our planned operations for the period following completion of our U.S. IND application. It is likely that we will seek to meet these liquidity requirements through public or private equity offerings or debt financings.

     Current market conditions present uncertainty as to our ability to secure additional financing. There can be no assurances that we will be able to secure additional financing or obtain favorable terms on such financing if it is available, or as to our ability to achieve positive cash flow from operations. Continued negative cash flows create substantial doubt about our ability to implement our operating plan and we may have to reduce the scope of our planned operations. If cash and cash equivalents, together with cash generated from operations, if any, are insufficient to satisfy our liquidity requirements, we will not have sufficient resources to continue operations.

If a market for our common stock develops, the market price for our common stock is likely to be volatile and may change dramatically at any time.

     Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If a market for our common stock develops and our operating results fluctuate negatively in any future quarter, the trading price of our common stock may fall significantly. Factors that may cause our operating results to fluctuate significantly include the following:

  our ability to generate enough working capital from future equity sales;
  our ability to recruit and retain key employees and management;
  the level of commercial acceptance by the medical industry of our human blood substitute product;
  the long-term commercial success of our human blood substitute product with the public;
  the timing and success of our promotions of our human blood substitute product;
  the level of commercial success achieved by new human blood substitute products introduced by us or by our competitors;
  our ability to enter into joint venture and collaboration agreements, which reduce our risk in investing in new unproven technologies;
  extensive competition in the medical industry for human blood substitute products;
  the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and
  general economic conditions and economic conditions specific to the medical industry.

We depend on key personnel, and the loss of such personnel could significantly impair our ability to further develop HemoTech, implement our business plan or continue operations.

     Our success depends on the continued contributions of our executive officers and scientific and technical personnel and consultants. We are particularly dependent on Arthur P. Bollon, Ph.D., our Chairman, President and Chief Executive Officer, Dr. Mario Feola, our Chief Medical Officer, and Dr. Jan Simoni, our Acting Vice President and Principal Investigator of Research and Development. Drs. Feola and Simoni are the two principal Texas Tech researchers who developed HemoTech. Drs. Feola and Simoni continue to be the two main developers of HemoTech. Dr. Simoni is an employee of Texas Tech and his services are made available to us under our sponsored research agreement with Texas Tech. Dr. Simoni’s activities related to research and development, production, regulatory and clinical testing of HemoTech are covered under the sponsored research agreement with Texas Tech, which may be terminated at any time by either party on 90 days’ prior written notice.

     We currently have no full-time employees other than Drs. Bollon and Feola and Mr. Mark Rosenblum, our new Chief Financial Officer. We have entered into a three-year employment agreement with Dr. Bollon which expires in October 2007, and we have entered into an employment agreement with Dr. Feola, in which Dr. Feola agreed to serve as our Chief Medical Officer until such time as either party terminates Dr. Feola’s employment agreement. We have also entered into a three-year employment agreement with Mr. Rosenblum, which expires on April 1, 2008. We do not maintain “key person” life insurance on the lives of Dr. Bollon, Dr. Feola or Mr. Rosenblum and their death or incapacity would have a material adverse effect on us. During our limited operating history, many of our key responsibilities have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect our business, although we have not experienced problems attracting or retaining key personnel to date.

     In addition to our collaboration with Texas Tech, we also rely on our scientific collaborators and advisors, including Dr. Tom Shires, Dr. Ronald Blanck and Dr. Lawrence Helson. Given Dr. Shires’ experience as a surgeon and professor of surgery for over 40 years, Dr. Shires offers expertise in the treatment of trauma cases and provides guidance as to the ways in which HemoTech may be used in such cases. Having served as the U.S. Army’s Surgeon General for over 30 years, Dr. Blanck offers guidance as to the ways in which the military may be able to use HemoTech. In light of Dr. Helson’s experience as an associate member of Memorial Sloan Kettering Cancer Center for nearly 15 years, Dr. Helson offers expertise about the molecular mechanism of HemoTech and provides guidance as to the potential use of HemoTech in treating cancer patients. We entered into separate advisory agreements with each of Drs. Shires, Blanck and Helson. Each of their advisory services agreements may be terminated by either party on at least 30 days’ prior written notice. In addition, our scientific collaborators and scientific and business advisors are employed by third parties and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us. Further, inventions or processes discovered by such persons will not necessarily become our property but may remain the property of scientific collaborators or advisors or of such persons’ full-time employers.

     Although we do not believe that the loss of the advisory services of any one of Dr. Helson, Dr. Blanck or Dr. Shires would have a material adverse effect on our business, we believe that the loss of two or more of these individuals could adversely affect our ability to develop and commercialize HemoTech or would at least be disruptive to our operations until a suitable replacement could be found. If we lose the services of Texas Tech or any of key personnel, but especially Drs. Bollon, Feola and Simoni, there can be no assurance that we will be able to continue researching and developing HemoTech or that we would be able to continue our operations at all.

We depend on collaborative relationships, especially with Texas Tech and BioLink Life Services, Inc., and the loss of such collaborative associations could significantly impair our ability to further develop HemoTech or to implement our business plan.

     Our ability to research, develop and successfully commercialize HemoTech depends on our collaborative relationship with Texas Tech and BioLink Services. Texas Tech granted us exclusive worldwide rights to various alternative compositions of HemoTech (as well as methods for its production and use) on January 22, 2002, under the terms of a license agreement. We have the right to sublicense HemoTech to third parties so long as Texas Tech finds the proposed sublicensee to be reasonably acceptable and such sublicensee agrees to be bound by the terms of the license agreement. In exchange for the license (and in lieu of all royalties, licensing fees and sublicensing fees under the license agreement), we issued to Texas Tech a total of 678,821 shares of our common stock, then representing five percent of the number of authorized shares of our common stock. Texas Tech’s shares are subject to anti-dilution protection until such time as we spend $15 million on the development of HemoTech. On May 20, 2004, we entered into a letter agreement with Texas Tech, under which Texas Tech agreed to waive its anti-dilution rights in connection with our October 2004 private placement in exchange for the payment of $60,000 and the issuance of an additional 135,764 shares of our common stock. Although we are not required to make royalty payments or pay license or sublicensing fees under the license agreement, we are required to pay the costs associated with maintaining the HemoTech patent and to pay prosecution costs and costs of foreign counterpart applications on all future “designated inventions,” which includes patentable inventions created by Texas Tech’s employees under the sponsored research agreement. Under the license agreement, we also agreed to create a fund in the amount of $1.2 million, which will be used over a period of four years to support the commercialization of other technologies developed by Texas Tech, with respect to which we have a right of first refusal to license and commercialize. We are not required to establish this $1.2 million fund until HemoTech has received FDA approval, if ever. For additional details about the terms of our license agreement, please see “Business—Intellectual Property” starting on page 34.

     On July 18, 2002, we also entered into a sponsored research agreement with Texas Tech, under which Texas Tech agreed to work with us to continue developing HemoTech as a potential viable human blood substitute. Under the sponsored research agreement, we are also allowed to use the HemoTech production facility located at Texas Tech and to update the production facility for the purposes of conducting Phase I and II of our U.S. clinical trials. The initial term of this agreement expires on August 31, 2006, although this period may be extended by mutual agreement of the parties. Under the terms of the sponsored research agreement, Texas Tech agreed to allow Dr. Simoni to continue working on researching, developing, producing and testing HemoTech on our behalf. Dr. Simoni is employed directly by Texas Tech, but we reimburse Texas Tech for this expense. On December 13, 2004, we entered into stage 2 of our sponsored research agreement with Texas Tech, under which Texas Tech agreed to assist us in preparing our U.S. IND application and in updating the HemoTech production facility to prepare for our Phase I U.S. clinical trials. For additional details about the terms of our sponsored research agreement, please see “Business—Intellectual Property” starting on page 34.

     If we lose the services of either Dr. Feola or Dr. Simoni, there can be no assurance that we will be able to continue researching and developing HemoTech. Further, because we rely heavily on our relationship with Texas Tech for our license, technical and scientific services, and other key aspects of our business, the termination of this relationship or any of the license agreement or sponsored research agreements would lead to the cessation of our operations.

     We also rely on the regulatory compliance services of Dr. Deanna Nelson of BioLink Life Sciences, Inc. under a consulting agreement by and between us and BioLink, dated October 13, 2004. Under this consulting agreement, BioLink oversees our regulatory affairs in connection with our development and future commercialization of HemoTech. The initial term of this agreement expires on October 14, 2005 but is automatically renewable for additional one-year periods unless either party otherwise notifies the other in writing at least 30 days prior to the end of the then-current term. We agreed to pay BioLink $250 per hour (up to a maximum of $10,000 per month) and to reimburse BioLink for reasonable and customary expenses. BioLink agreed not to disclose any confidential information about us during the term or for a period of five years thereafter without our prior written consent. Further, BioLink assigned to us all of BioLink’s right, title and interest in and to any work product that is developed by BioLink as a result of its performance under the consulting agreement. Except for fraud, wrongful misconduct or gross negligence of BioLink, BioLink’s total liability under the consulting agreement will be limited to the amount of fees received by it (or to which it may be entitled) under the agreement during the three-month period immediately preceding the event giving rise to such liability. Similarly, except for the fraud, wrongful misconduct or gross negligence by us, our total liability under the consulting agreement will be limited to the amount of fees paid by (or obligated to be paid by) us to BioLink for services rendered to us prior to the event giving rise to such liability. In the event we cease development of HemoTech during the term of the consulting agreement for a reason other than any fault of BioLink, we have agreed to pay BioLink all accrued but unpaid fees and expenses plus a one-time cancellation fee in the amount of $10,000. For additional details about the terms of our agreement with BioLink, please see “Management-BioLink Consulting Agreement” starting on page 51. If we lose the regulatory compliance services of BioLink and Dr. Nelson, it would be disruptive to our operations, though we believe we would be able to find replacement services on similar terms to those contained in the BioLink consulting agreement.

We depend significantly on intellectual property licensed from Texas Tech, and if our license expires or terminates we may not be able to continue developing HemoTech and therefore may not be able to implement our business plan or continue our operations.

     Development of our sole proposed human blood substitute product, HemoTech, is dependent on our license from Texas Tech. Our license agreement with Texas Tech grants us exclusive worldwide rights under any patent applications filed by Texas Tech arising out of research conducted by Texas Tech scientists on our behalf under our sponsored research agreement with Texas Tech.

Under our license agreement, as amended, we agreed to:
  issue to Texas Tech in lieu of royalties, licensing fees, sublicensing fees and any other payments (other than certain maintenance costs), 814,585 shares of our common stock, all of which have been issued at an aggregate value of approximately $116,000. Please see our financial statements starting on page F-1 for more details about the value of these shares;

  create a $1.2 million fund over a four year period following FDA approval of HemoTech, if ever, to support efforts to incubate and commercialize other technologies developed at Texas Tech;
  pay prosecution costs and costs of foreign counterpart applications on all future “designated inventions,” which includes patentable inventions created by Texas Tech’s employees under the sponsored research agreement;
  on successful commercialization, if ever, reimburse Texas Tech for costs of maintenance fees within 30 days of notice thereof;
  prior to commercialization, if ever, submit a business plan to Texas Tech showing the amount of money and number and kind of personnel and time budgeted for each phase of development and, after the first commercial sale, to submit reports 60 days after each quarter end on the amount of such sales and annual financial statements; and
  carry product liability insurance in the event of successful commercialization, if ever, of HemoTech.

     Our license from Texas Tech is expected to be effective until the later of the expiration of the initial HemoTech patent in 2012 or the expiration of new patents related to HemoTech that are filed by Texas Tech, although there can be no assurance that Texas Tech will file any additional patents or, if it does, that any such patents will be approved by the U.S. Patent and Trademark Office. The license may also be terminated by Texas Tech on at least 90 days’ prior written notice, if we fail to make payments as and when due under the license agreement, or if we default under or breach any material term of the license agreement, or by us at any time, on at least 90 days’ prior written notice.

     Additional patents and pending patent applications filed by third parties, if issued, may cover aspects of HemoTech or other products we may develop and test in the future. As a result, we may be required to obtain additional licenses from third-party patent holders in order to use, manufacture and sell HemoTech.

     In the event we fail, after expiration of any applicable cure period, to make any payment due and payable to Texas Tech under the license agreement, all of our rights, privileges and license grant under the agreement will automatically terminate. In addition, on our uncured material breach or default under the agreement, Texas Tech will have the right to terminate the license agreement effective on 90 days’ prior written notice to us.

     There can be no assurance that we will be able to maintain our existing license agreement with Texas Tech or obtain additional necessary licenses, on reasonably acceptable terms or at all. Our inability to maintain our existing license or obtain additional licenses on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

We depend on, and will continue to depend on, collaboration with and licenses from third parties, and if we are not able to enter into such collaborations or licenses, or if these collaborations or licenses expire, terminate or fail, we may not be able to further develop HemoTech or implement our business plan without substantial additional expenditures and delays, if at all.

     In addition to maintaining our collaborative relationship with Texas Tech, our strategy for the development, clinical testing, manufacturing and commercialization of our proposed human blood substitute product includes entering into various collaborations with corporate partners, licensors, licensees and other third parties in the future, and is dependent on the subsequent success of these third parties in performing their responsibilities. We intend to seek to enter into additional arrangements with other collaborators, although there can be no assurance that we will be able to enter into such collaborations and licenses, or, to the extent that we do, that such collaborations will be successful. Further, there can be no assurance that any future arrangements we may enter into will lead to the development of a human blood substitute product with commercial potential, that we will be able to obtain proprietary rights or licenses for proprietary rights with respect to any technology developed in connection with these arrangements or that we will be able to insure the confidentiality of any proprietary rights and information developed in such collaborative arrangements or prevent the public disclosure thereof.

     In general, collaborative agreements provide that they may be terminated under certain circumstances. There can be no assurance that we will be able to extend any of our HemoTech collaborative agreements on their termination or expiration, or that we will be able to enter into new collaborative agreements with existing or new partners in the future. To the extent we choose not to or are unable to establish any additional collaborative arrangements, it would require substantially greater capital to undertake research, development and marketing of our proposed products into certain markets or find that the development, manufacture or sale of our proposed products in such markets is adversely affected by the absence of such collaborative agreements.

We are reliant on the success of a single product, which is in an early stage of product development and may never be successfully developed or, if successfully developed, may never become a viable marketable product.

     We are a one product company, and if we fail to successfully develop this product we have no other products on which our business can be developed. There can be no assurance that our research and development activities will result in any commercially viable human blood substitute product. The development of our blood substitute product will be subject to the risks of failure inherent in the development of products based on innovative technologies and the expense and difficulty of obtaining regulatory approvals. Our human blood substitute product currently under development will require significant additional research and development and pre-clinical testing and clinical testing prior to submission of any regulatory application for commercial use. There can be no assurance that our research or product development efforts will be successfully completed, that our human blood substitute product currently under development will be successfully transformed into a marketable product, that required regulatory approvals can be obtained, that the product can be manufactured at acceptable cost in accordance with regulatory requirements or that any approved products can be successfully marketed or achieve customer acceptance. Additional risks include the possibility that:

  our proposed product will be found to be ineffective or toxic, or that, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that the proprietary rights of third parties will preclude our marketing of our proposed human blood substitute product; and
  third parties will market superior or equivalent products.

The patents underlying our sole product, HemoTech, may expire prior to our receipt, if ever, of FDA or foreign approval, to the extent such approval is granted at all.

     We have obtained from Texas Tech exclusive worldwide rights to HemoTech under a U.S. patent issued in August 1995 as well as various foreign patents. The patent, U.S. Patent No. 5,439,882, entitled “Blood Substitute” and its foregoing counterparts claim various alternative compositions of the novel blood substitute based on hemoglobin of both bovine and human origin as well as methods for its production and use.

     Protection under the U.S. patent expires on or after August 8, 2012, which may coincide with or even precede our receipt of FDA approval of HemoTech, to the extent FDA approval is granted at all. The Japanese patent and certain of the European patents may also expire on or after August 8, 2012. If the U.S. patent expires on or before we are able to commercialize our proposed HemoTech product, then we will utilize new patents related to HemoTech, seek commercial exclusivity for a defined time with the FDA and utilize our trade secrets for manufacturing and use of HemoTech. If we are unable to obtain additional patent coverage in advance of the time the existing patent expires or at all, then our competitive position and our ability to successfully commercialize or generate revenues from sales of HemoTech would be materially and adversely affected.

If our human blood substitute product offerings are not commercially successful, we will be unable to successfully generate revenue.

     We expect a significant amount of our revenue to come from the production and distribution of human blood substitute products. The success of these offerings depends primarily on their acceptance by the public, the medical community, and other third-party consumers and payers, which is difficult to predict. The commercial success of a medical product depends on the availability of alternative forms of technology and general economic conditions and other tangible and intangible factors, all of which can change quickly. If we fail to produce human blood substitute products with broad medical industry appeal, we will be unable to successfully generate revenue.

The FDA regulatory process is costly, lengthy and requires specific expertise, and even if we invest the time, money and other resources required to advance through the FDA approval process, we may never receive FDA approval of our only product, HemoTech.

     We will rely initially on consultants with prior experience working with the FDA. We expect to hire experienced employees and consultants to analyze, prepare and present an IND application to the FDA. The process of obtaining regulatory approvals can be extremely costly and time-consuming and there is no guarantee of success. If we do not receive approval of our IND application, we will not be able to proceed with Phase I clinical testing. In addition, clinical testing is not predictable. Even if the FDA approves the IND application, we cannot guarantee that the FDA will approve our Phase I clinical results. Our failure to obtain required regulatory approvals would have a material adverse effect on our business, financial condition and results of operations and could require us to curtail or cease our operations.

     The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic and diagnostic pharmaceutical and biological products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more and varies substantially based on the type, complexity and novelty of the product. The regulatory review may result in extensive delay in the regulatory approval process. Regulatory requirements ultimately imposed could adversely affect our ability to clinically test, manufacture or market potential products. Government regulation also applies to the manufacture and marketing of pharmaceutical and biological products.

     The effect of government regulation may be to delay marketing of new products for a considerable period of time, to impose costly procedures on our activities and to furnish a competitive advantage to larger companies that compete with us. There can be no assurance that FDA or other regulatory approval for any products developed by us will be granted on a timely basis or at all. Any such delay in obtaining, or failure to obtain, such approvals would adversely affect the marketing of any contemplated products and the ability to earn product revenue. Further, regulation of manufacturing facilities by state, local and other authorities is subject to change. Any additional regulation could result in limitations or restrictions on our ability to utilize any of its technologies, thereby adversely affecting our operations. See “Business — Governmental Regulation” starting on page 39.

We currently use labs, equipment, personnel, research and development facilities and production facilities located at Texas Tech, and if we ever seek to or need to find or build alternate facilities, we may not be able to do so at all or, if we are, it will be costly and may cause significant delays in the development and commercialization of HemoTech, which could materially impair our operations.

     We do not currently own, lease or operate any laboratory, research and development or manufacturing facilities. Our current plans include using labs, equipment, personnel and an upgraded blood substitute production facility located at Texas Tech for the production of HemoTech under our sponsored research agreement. After the completion of Phase IIA clinical trials for HemoTech, if any, our sponsored research agreement with Texas Tech contemplates that we may establish independent manufacturing facilities. Establishing our own facilities would result in significant additional expenses and may result in potential delays in testing and production. Building and operating our own production facilities would require substantial additional funds and other resources of which there can be no assurance that we will be able to secure nor can there be any assurance that we would be able to enter into any arrangement with third parties to manufacture our product, if any, on acceptable terms or at all.

We have no marketing experience, are dependent on third parties for marketing services, and we may never be able to successfully market HemoTech, even if it receives FDA approval.

     We have no marketing and sales personnel and no experience with respect to marketing biochemical or pharmaceutical products. Significant additional expenditures and management resources would be required to develop an internal sales force, and there can be no assurance that such funds would be available. Further, there can be no assurance that, with such a sales force, we would be successful in penetrating the markets for any products developed. We will seek to enter into development and marketing agreements which grant exclusive marketing rights to our corporate partners in return for royalties to be received on sales, if any. Under certain of these agreements, our marketing partner may have the responsibility for all or a significant portion of the development and regulatory approval. In the event that the marketing and development partner fails to develop a marketable product or fails to market a product successfully, our business may be adversely affected. The sale of certain products outside the United States will also be dependent on the successful completion of arrangements with future partners, licensees or distributors in each territory. There can be no assurance that we will be successful in establishing any additional collaborative arrangements, or that, if established, such future partners will be successful in commercializing products.

The market for human blood substitute products is competitive and we may not be able to compete successfully against competitors that may have substantially more development, marketing and sales resources than we do.

     The market for human blood substitute products is competitive, and there can be no assurance that we will be able to compete successfully in this market. We cannot be assured that some other competitive technology has not been, or will not be, developed by either government, academic or private entities. Any competing technology could make our technology either obsolete or of lesser value. Many of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to compete effectively.

     Our key competitors include Biopure Corporation, Northfield Labs, Sangart, Inc., Synzyme Technologies, LLC, Hemosol, Inc. and Alliance Pharmaceutical Corp.

  Biopure, located in Massachusetts, has been developing Hemopure®, a bovine hemoglobin-based blood substitute, for elective surgery. Although Biopure completed its Phase III clinical trials, Biopure’s product failed to receive FDA approval in 2003. The FDA has asked Biopure to perform additional safety testing on its product.
  Northfield, located in Illinois, has been developing PolyHeme®, which is based on hemoglobin from outdated human blood. Although Northfield also completed its Phase III clinical trials, in 2002 Northfield’s product was rejected by the FDA for use in elective surgery due to results concerning safety and effectiveness. Northfield is continuing to test PolyHeme in Phase III clinical trials for use in trauma cases. Since Northfield’s product is in Phase III clinical trials, it could be deemed to be at a more advanced trial stage than Hemobiotech, although the same exact product was previously rejected by the FDA for use in elective surgery.
  Sangart has created a second generation hemoglobin-based blood substitute, Hemospan, which has reduced vasoconstriction but has not eliminated inflammation or the adverse reaction that occurs as a result of excessive interaction of hemoglobin with oxygen. This product is in Phase I clinical studies in Europe, and is therefore at a more advanced trial stage than Hemobiotech.
  SynZyme, located in California, is developing HemoZyme, a second generation hemoglobin-based blood substitute which has only been tested in animals to date. These tests show that HemoZyme reduces the adverse reaction that occurs as a result of excessive interaction of hemoglobin with oxygen but does not reduce vasoconstriction or inflammation. Since HemoZyme has only been tested in animals, it is not at a more advanced trial stage than Hemobiotech.
  Hemosol, located in Canada, has been developing HemoLinkTM, which is based on modified human hemoglobin. Hemosol completed Phase III clinical trials in 2001, and is therefore at a more advanced trial stage than Hemobiotech. However, the FDA has not yet approved HemoLink and HemoLink continues to undergo additional clinical trials for use in surgery.
  Alliance Pharmaceutical, located in California, has been developing OxygentTM, which is based on a chemical-based blood substitute. Alliance Pharmaceutical abandoned its Phase III clinical trials due to the fact that their results were demonstrating that the product was toxic.

     Although the proposed products of our main competitors have been rejected by the FDA, have been abandoned and are not yet ready to submit their applications to the FDA for approval of their products, many of these competitors are continuing to develop and test their respective products. There can be no assurance that one or all of these products may be approved by the FDA before HemoTech, to the extent HemoTech ever receives FDA approval.

     In addition, our competitors also may generally be able to respond more quickly to new or emerging technologies or changes in regulatory requirements. These competitors may also:

  benefit from greater economies of scale;
  offer more aggressive pricing;
  devote greater resources to the promotion of their products; and
  be better positioned to develop future technologies.

We may be unable to defend or protect our intellectual property, which could result in our inability to continue developing our only product, HemoTech, and we may be sued by others for infringement on their intellectual property, which could result in substantial costs and could place significant strain on our personnel and other resources, either of which could result in our inability to develop, use and commercialize HemoTech.

     We intend to protect our intellectual property through patents and trademarks. The patent positions of biotechnology companies generally are highly uncertain and involve complex legal and factual questions that will determine who has the right to develop a particular product or process. As a result, we cannot predict which of our patent applications will result in the granting of patents or the timing of the granting of the patents. Additionally, many of our competitors have significantly greater capital with which to pursue patent litigation. As of May 1, 2005, we have no threatened or pending intellectual property-related litigations, legal actions, investigations, court challenges, negotiations or similar activities. There can be no assurance that we would have the resources to defend our patents in the face of a lawsuit.

     Further, we rely on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, there can be no assurance that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. There is also the risk that our employees, consultants, advisors or others will not maintain confidentiality of our trade secrets or proprietary information, or that this information may become known in some other way or be independently developed by our competitors.

     We may also be exposed to future litigation by third parties based on claims that our patents, products or activities infringe on the intellectual property rights of others or that we have misappropriated the trade secrets of others. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial and managerial resources, and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following, any of which could have a material adverse effect on us or cause us to curtail or cease its operations:

  cease testing, developing, using and commercializing HemoTech;
  obtain a license from the holder of the infringed intellectual property right, which could also be costly or may not be available on reasonable terms; or
  reformulate HemoTech, which may be impossible or too costly.

Uncertainty over proposed health care reforms and whether the costs of using our proposed product will be reimbursed to consumer health insurance companies could cause our product to become unmarketable, which would result in our inability to generate revenue.

     Our success in generating revenue from sales of our proposed HemoTech blood substitute product may depend, in part, on the extent to which reimbursements for the costs of such a product and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. There can be no assurance that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in developing new products. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new therapeutic and diagnostic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage of uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of our product, then market acceptance of these products would be adversely affected.

We may be sued for product liability in the future, and since we currently maintain no product liability insurance, in the event of a successful suit against us, we may not be able to pay any awarded damages or, if we are able to do so, payment of any such awarded damages could significantly deplete our financial resources.

     The use of our proposed HemoTech blood substitute product in clinical trials and the marketing of any product may expose us to product liability claims. We currently have no product liability insurance, but will, however, attempt to obtain such insurance prior to commencement of such trials, if any. We are required by our license agreement with Texas Tech to obtain such insurance. There can be no assurance that we will be able to obtain such insurance or, if obtainable, that such insurance can be acquired at a reasonable cost or will be sufficient to cover all possible liabilities. In the event of a successful suit against us, lack or insufficiency of insurance coverage could have a material adverse effect on us. Furthermore, certain distributors of pharmaceutical and biological products require minimum product liability insurance coverage as a condition precedent to purchasing or accepting products for distribution. Failure to satisfy such insurance requirements could impede our ability to achieve broad distribution of our proposed product, which would have a material adverse effect on our business and financial condition.

Risks Related to Our Common Stock

There is no public market for our common stock, and even if a market develops, it will likely be thin and subject to manipulation.

     Our common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. As a result, stockholders may be unable to liquidate their investments, or may encounter considerable delay in selling shares of our common stock. Neither we nor our selling stockholders have engaged an underwriter for this offering, and we cannot assure you that any brokerage firm will act as a market maker of our securities. A trading market may not develop in the future, and if one does develop, it may not be sustained. If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the nature of our business and because we are a new public company with a limited operating history. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time. The market price of our common stock may also fluctuate significantly in response to the following factors, most of which are beyond our control:

  variations in our quarterly operating results;
  changes in securities analysts’ estimates of our financial performance;
  changes in general economic conditions and in the healthcare industry;
  changes in market valuations of similar companies;
  announcements by us or our competitors of significant new contracts with artists, acquisitions, strategic partnerships or joint ventures, or capital commitments;
  loss of a major customer, partner or joint venture participant; and
  the addition or loss of key managerial and collaborative personnel.

     The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies’ securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

The offering price of the common stock is being determined by the selling stockholders and may not reflect the actual value of our common stock, which could make it more difficult for other selling stockholders to sell their shares of our common stock.

     Because our common stock is not currently listed on any stock exchange and because there is no public market for our common stock, it is impossible to determine the price or price range at which the selling stockholders names in this prospectus will be able to sell their shares of our common stock hereunder. The offering price of the shares of common stock offered by this prospectus is being determined by each of the selling stockholders on a transaction-by-transaction basis based on factors that the applicable selling stockholder considers appropriate. The offering price determined by selling stockholders may or may not relate to a current market price but should not, in any case, be considered an indication of the actual value of the common stock. We do not have any influence over the price at which any selling stockholder offers or sells the common stock offered by this prospectus and we cannot assure you that any such price is reasonable.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

     We plan to raise additional funds in the future by issuing additional shares of common stock or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in Hemobiotech.

     We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company.

We have agreed to indemnify our officers and directors and, if an indemnification claim is successfully made, we may be forced to use our working capital to pay our indemnification obligations, which could result in our inability to use such working capital for our operations.

     Our certificate of incorporation includes certain provisions permitted under Delaware law allowing our officers and directors to be indemnified against certain liabilities. Our certificate of incorporation also limits, to the fullest extent permitted by Delaware law, a director’s liability for monetary damages for breach of fiduciary duty, including gross negligence, except liability for the following:

  breach of the director’s duty of loyalty;
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
  the unlawful payment of a dividend or unlawful stock purchase or redemption; and
  any transaction from which the director derives an improper personal benefit.

     Delaware law does not eliminate a director’s duty of care and this provision has no effect on the availability of equitable remedies such as injunction or rescission based on a director’s breach of the duty of care. In December 2004, we purchased a $5.0 million insurance policy providing coverage for certain liabilities of our officers and directors. In addition, we have entered into separate director and officer indemnification agreements with each of Arthur Bollon, Ghassan Nino, Walter Haeussler, Robert Baron, Bernhard Mittemeyer, Mark Rosenblum and Robert Comer, under which we agreed to indemnify and advance expenses to each of these directors and officers, as the case may be, against any losses arising out of or relating to any actual, alleged or suspected act or failure to act by such person in his capacity as a director, officer, employee or agent of Hemobiotech or any affiliated company, trust, joint venture, corporation, limited liability company or partnership for which such person was acting or had acted as a director, officer, employee or agent at Hemobiotech’s request. Further, in connection with Ghassan Nino’s resignation as an officer of Hemobiotech under an employment separation and release agreement dated as of July 15, 2004, we agreed to indemnify Mr. Nino and his heirs, executors, administrators and assigns, against all losses arising out of any claim made by a third party against Mr. Nino or Hemobiotech as a result of an action taken or not taken by Mr. Nino as an officer of Hemobiotech, so long as such actions or inactions were taken or not taken by Mr. Nino in good faith within the scope of his employment.

Our common stock will be considered a “penny stock” and will be subject to regulations that limit or restrict the potential market for our stock.

     Shares of our common stock will be deemed to be “penny stock” (as that term is defined under the Securities Exchange Act of 1934, as amended) resulting in increased risk to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a penny stock is an equity security that:

  is priced under $5.00;
  is not traded on a national securities exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;
  may be listed in the “pink sheets” or the OTC Bulletin Board;
  is issued by a company that has less than $5.0 million in net tangible assets (if it has been in business less than three years) or has less than $2.0 million in net tangible assets (if it has been in business at least three years); and
  is issued by a company that has average revenues of less than $6.0 million for the past three years.

     At any time the common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

  certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.
  Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer’s duties to the customer, a toll-free telephone number for inquiries about the broker-dealer’s disciplinary history and the customer’s rights and remedies in case of fraud or abuse in the sale.
  In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:
  bid and offer price quotes and volume information;
  the broker-dealer’s compensation for the trade;
  the compensation received by certain salespersons for the trade;
  monthly accounts statements; and
  a written statement of the customer’s financial situation and investment goals.

     Should a broker-dealer required to provide the above disclosure or fail to deliver such disclosure on the execution of any transaction involving a penny stock in violation of federal or state securities laws, you may be able to cancel your purchase and get your money back. In addition, if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

     These requirements significantly add to the burden of the broker-dealer and limit the market for penny stocks. These regulatory burdens may severely affect our ability to create a market for our stock and the liquidity and market price for our common stock.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

     Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. This prospectus covers 11,382,431 shares of our common stock. Since this number includes shares of common stock that have not yet been issued but that are issuable on conversion of our 10% convertible unsecured promissory notes, on payment of accrued but unpaid interest on our notes and on exercise of our warrants, this number represents more than 100% of our currently outstanding 10,093,550 shares of common stock. On a fully-diluted basis, however, 11,382,431 shares of our common stock represents approximately 47% of our issued and outstanding stock, including all options, warrants and convertible notes. As of May 1, 2005, we have granted options to certain of our employees and key personnel to purchase an aggregate of 1,219,387 shares of our common stock, of which 743,803 options have vested and are exercisable as of May 1, 2005. The remainder of these options vest and become exercisable on monthly vesting schedules. We have also agreed to grant 15,000 options to each director that joins our Board and, at the end of each calendar quarter, to grant to each non-employee director an option to purchase 2,500 shares of common stock, all of which will be fully vested and immediately exercisable on grant. The exercise price of these options will be the fair market value of our common stock on the date of grant.

     In connection with our October 2004 private placement, we also issued 1,500,000 shares of our common stock to Meyers Associates, which served as our placement agent in that financing. Meyers Associates subsequently allocated 600,000 of these shares to its two principals, Bruce Meyers (its President) and Imtiaz Khan (its Vice President), and retained 900,000 of such shares for itself. Further, in connection with our October 2004 private placement, we issued to Meyers Associates a warrant to purchase an aggregate of 2,382,372 shares of our common stock at an exercise price of $.90 per share, exercisable at any time up through October 27, 2009. Meyers Associates subsequently allocated 1,594,412 of these warrants to Bruce Meyers, Imtiaz Khan, Dr. Lawrence Helson (a member of our Board of Advisors) and Michael Hamblett (one of the selling stockholders named in this prospectus) and certain of its other officers, employees and affiliates, and retained 787,960 of such warrants for itself. Please see “Certain Relationships and Related Transactions” starting on page 58 for a more detailed discussion of these allocations.

     As additional shares of our common stock become available for resale in the public market under this offering and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market under Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a person who has held restricted shares for a period of one year may, on filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Our management and principal stockholders own a substantial amount of our common stock and have effective control of Hemobiotech, which may not always be in the best interests of all of our stockholders.

     Our officers, directors and principal stockholders control approximately 68% of our outstanding common stock on a primary basis. If these stockholders act together, they will be capable of controlling our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

     We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. “Business combination” is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to the stockholders. An “interested stockholder” is defined as a person who together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation’s voting stock. As a result of the application of Section 203, our potential acquirors may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices under such transaction. In addition, certain provisions contained in the employment agreements with Dr. Bollon, our Chairman, President and Chief Executive Officer, and Mr. Rosenblum, our Chief Financial Officer, obligate us to make certain salary payments if their employment is terminated without just cause or due to a disability. If Dr. Bollon’s employment is terminated without just cause or as a result of Dr. Bollon’s disability (which means Dr. Bollon’s inability to perform his duties under the agreement for three consecutive months due to injury, illness or disability (mental or physical), as determined by an independent physician selected by Dr. Bollon with our approval), we will be required to pay Dr. Bollon a severance payment equal to his base salary then in effect, payable in monthly installments until the expiration of the remainder of the term of his employment agreement or the expiration of 23 months, whichever is less. Dr. Bollon will be entitled to receive severance payments totaling not less than six months’ of his base salary. Similarly, if Mr. Rosenblum’s employment is terminated without just cause or as a result of Mr. Rosenblum’s disability, we will be required to pay Mr. Rosenblum a severance payment equal to his base salary then in effect, payable in monthly installments until the expiration of the remainder of the term of his employment agreement or the expiration of a fixed number of months, based on the number of years Mr. Rosenblum has been employed by us. Mr. Rosenblum will be entitled to receive severance payments totaling not less than six months’ of his base salary. The foregoing factors, together with the effective control of our outstanding common stock by our officers, directors and principal stockholders, may serve as an incentive for our officers and directors to discourage certain takeover transactions, possibly resulting in the entrenchment of management and consequently reducing the value of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Included in this prospectus are “forward-looking” statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.” Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “will,” “should,” and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

     All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the U.S. Securities and Exchange Commission, or the SEC, on Form SB-2 under the Securities Act to register the shares of our common stock being offered by this prospectus. This prospectus omits some information contained in the registration statement and its exhibits, as permitted by the rules and regulations of the SEC. For further information about us and our securities, you should review the registration statement and its exhibits, which may be inspected, without charge, at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the public reference facilities of the SEC on payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including the registration statement.

     Statements in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, in each instance, reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference.

     We are not required to deliver annual reports to stockholders, and we do not intend to voluntarily send annual reports with audited financial statements to stockholders. However, on completion of this offering, we will become subject to the informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the requirements of the Exchange Act, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the SEC referred to above. We have not filed any reports or statements with the SEC prior to filing this registration statement and prospectus.

USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the sale of the shares of our common stock offered for sale by them under this prospectus. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. However, we will receive a maximum of approximately $5.6 million in gross proceeds if all the warrants included as part of the units that were sold in our October 2004 private placement are exercised in full. Because our warrants are subject to certain anti-dilution provisions, the aggregate exercise price of our warrants may be significantly less than approximately $5.6 million. If and to the extent our current available cash of approximately $2,800,000, which is being expended at a rate of approximately $60,000 per month, is not sufficient to repay our 10% convertible unsecured notes when due, the proceeds we receive on the exercise of our warrants, if any, will be used for repayment of the outstanding principal and accrued interest on our 10% convertible unsecured promissory notes (assuming such notes are not converted into common stock under the terms of the notes and that no portion of the accrued interest on these notes is repaid by us in shares of our common stock) included as part of the units that were sold in our October 2004 private placement, which notes are due on the earlier to occur of October 27, 2005 or the completion of an additional financing having gross proceeds to us of not less than $4.0 million. We expect that we will use the remainder of any proceeds that we receive on the exercise of such warrants to pay for FDA regulatory fees and expenses, research and development expenses, facilities improvements, general and administrative expenses (including consultant fees, salaries of officers and employees), to repay future indebtedness that we may incur, and for working capital purposes. We offer no assurance that any of the warrants will be exercised. The proceeds of our 10% convertible unsecured notes have not yet been used and have become part of our current working capital.

     We will bear all expenses incident to the registration of the shares of common stock offered hereby under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling stockholders.

DILUTION

     Our net tangible book value (tangible assets less total liabilities) at May 1, 2005 was $834,000 or approximately $.08 per each share of the 10,093,550 shares of common stock then outstanding. Accordingly, new investors who purchase shares of our common stock offered hereby may suffer an immediate dilution of the difference between the purchase price per share and approximately $.04 per share.

     As of May 1, 2005, there were outstanding options to purchase 1,219,387 shares of our common stock (such number gives effect to the 0.543056 -for-one reverse stock split effected by Hemobiotech, Inc. on September 20, 2004). The existence of those options may hinder future equity offerings by us, and the exercise of those options and conversion rights may have an adverse effect on the value of shares of our common stock. Furthermore, the holders of those options and conversion rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. As of May 1, 2005, there were outstanding warrants to purchase an aggregate of 7,676,532 shares of common stock, 5,294,160 of which are exercisable at a per share price of $1.06 (subject to adjustment) and 2,382,372 of which are exercisable at a per share price of

$.90 (subject to adjustment). As of May 1, 2005, there were outstanding convertible notes in the aggregate principal amount of $2.25 million, convertible into an aggregate of approximately 2,647,073 shares of common stock (on the basis of an assumed conversion price of $.85 per share). These notes and warrants consist of the notes and warrants issued in our October 2004 private placement. There were no other convertible securities outstanding as of May 1, 2005.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Absence of Market for Common Stock

     Our common stock is not listed on any exchange or quoted on any inter-dealer quotation system, and there is currently no market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any inter-dealer quotation system or that any market for our common stock will ever develop.

Common Stock Outstanding and Available for Future Sale

     Future sales of substantial amounts of common stock in the public market or the prospect of such sales could adversely affect market prices for our common stock (to the extent that any such market develops).

     As of May 1, 2005, there were 10,093,550 shares of our common stock outstanding held by approximately 80 holders of record. In addition, there were 1,219,387 shares of common stock are reserved for issuance on exercise of outstanding options granted under our stock option plan, of which 743,803 options have vested and are exercisable as of May 1, 2005. The remainder of these options vest and become exercisable on monthly vesting schedules. 409,781 shares of common stock are reserved for the future grant of stock options under the plan, 7,676,532 shares of our common stock will be issuable on the exercise of outstanding warrants, approximately 2,647,073 shares of common stock will be issuable on the conversion of our 10% convertible unsecured notes, and approximately 794,118 shares of common stock will be issuable in payment, at our sole option, accrued but unpaid interest on our notes. Further, we have also agreed to grant 15,000 options to each director that joins our Board and, at the end of each calendar quarter, to grant to each non-employee director an option to purchase 2,500 shares of common stock, all of which will be fully vested and immediately exercisable upon grant. We may determine to file a registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) covering shares of common stock reserved for issuance under our 2003 Stock Option/Stock Issuance Plan. Based on the number of stock options outstanding and shares reserved for issuance under our 2003 Stock Option/Stock Issuance Plan, the Form S-8 registration statement would cover 1,629,168 shares. The Form S-8 registration statement would become effective immediately on filing. At that time, subject to the satisfaction of applicable exercisability periods and Rule 144 volume limitations applicable to affiliates, shares of our common stock to be issued on exercise of outstanding stock options granted under our 2003 Stock Option/Stock Issuanc e Plan will be available for immediate resale in the public market.

     All outstanding shares of our common stock are “restricted securities,” as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The resale of 11,382,431 of such shares is being registered under the registration statement of which this prospectus is a part and, subject to compliance with state securities laws and the prospectus delivery requirements under the Securities Act, may be sold under this prospectus at any time the registration statement is effective.

     In general under Rule 144, a person, including an “affiliate” of our company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 100,936 shares of common stock as of May 1, 2005) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an “affiliate” of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner or sale and notice provisions of Rule 144.

Dividend Policy

     We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future. Any future determination as to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by our Board of Directors including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of retained earnings or if certain minimum ratios of assets to liabilities are satisfied. The declaration of dividends on our common stock also may be restricted by the provisions of credit agreements that we may enter into from time to time.

Equity Compensation Plan Information

     The following table provides information regarding the status of our existing equity compensation plans at May 1, 2005:

Number of securities
remaining available for
	Number of shares of	Weighted-average	future issuance under
	common stock to be	exercise price of	equity compensation plans
	issued on exercise of	outstanding	(excluding securities
	outstanding options,	options, warrants	reflected in the
Plan category	warrants and rights	and rights	previous columns)

Equity compensation plans
approved by security holders (1)	1,219,387	$.28	409,781

Equity compensation plans not
approved by security holders	—	—	—

Total	1,219,387	$.28	409,781

(1) Consists of our 2003 Stock Option/Stock Issuance Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     You should read the following discussion and analysis of our plan of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under “Risk Factors” and elsewhere in this prospectus.

Plan of Operations

     We were incorporated in Texas in December 2001 as HemoBioTech, Inc. In 2003, we incorporated a sister corporation named “Hemobiotech, Inc.” in the State of Delaware. On December 1, 2003, HemoBioTech, Inc. was merged with and into Hemobiotech, Inc., with Hemobiotech, Inc. as the surviving entity. We are primarily engaged in the research and development of human blood substitute technology exclusively licensed from Texas Tech. After reviewing the blood substitute technology developed by researchers at Texas Tech, in January 2002 we licensed the exclusive rights from Texas Tech to its U.S. Patent No. 5,439,882 and foreign counterparts, which patent claims various alternative compositions of a novel blood substitute based on hemoglobin of both cow and human origin as well as methods for its production and use. In addition, Texas Tech is preparing a patent application to cover the induction of erythropoiesis (the increase of red blood cell production). In addition to our license with Texas Tech, Texas Tech agreed that any patent issuing from such application will be covered under our exclusive license with Texas Tech. In addition to the license agreement, we entered into a sponsored research agreement with Texas Tech in July 2002 under which we are entitled to use certain production and research and development facilities in Lubbock, Texas. On December 13, 2004, we established stage 2 of our sponsored research program which will focus on further developing HemoTech, upgrading the existing HemoTech production facility, and preparing our U.S. IND application.

     Our goal is to address an increasing demand for a safe and inexpensive human blood substitute product in the United States and around the world by exploiting our licensed technology. We believe that certain initial non-U.S. pre-clinical and early stage human trials undertaken by prior holders of this technology suggest that our licensed technology may possess pharmacological properties that diminish the intrinsic toxic effects of hemoglobin and help reduce or eliminate the abnormal reaction associated with blood loss, although there can be no assurance that later stage trials will confirm these findings.

     We have a limited operating history, no customer base and no revenues to date. Our plan of operations for the next eight to nine months is focused primarily on the development of our licensed technology and business, including developing our brand name within the medical industry. Our present available cash is approximately $2,800,000. During the next eight to nine months, we expect to use approximately $600,000 of our current available cash to pay for the following costs and expenditures:

  our general and administrative expenses (including salaries, legal and other professional fees, consulting and advisory fees, the costs associated with making certain upgrades to the HemoTech production facility, and to pay for the costs associated with raising additional capital);
  preparation of our U.S. IND application; and

  payment of approximately $48,000, but possibly more, of liquidated damages to certain of the selling stockholders named in this prospectus as a result of the fact that the registration statement of which this prospectus is a part was filed initially with the SEC after December 27, 2004 and not declared effective as of February 24, 2005 or as of May 12, 2005.

We also expect to use $2.25 million of our current available cash of approximately $2,800,000 to repay our 10% convertible unsecured promissory notes. In December 2004, we paid Texas Tech $230,503 in order to fund stage 2 of our sponsored research program with Texas Tech. The amount paid to Texas Tech is in addition to our current available cash. The main goals of this program include upgrading the HemoTech production facility, expanding the intellectual property of HemoTech, and using the information contained in our European IND for the creation of our U.S. IND.

     We believe our available cash of approximately $2,800,000 will be sufficient to complete our immediate planned operations (including the repayment in full of our outstanding 10% convertible unsecured promissory notes) through the next eight to nine months, and possibly longer, based on a current monthly cash burn rate of approximately $60,000 and based on current liquidated damages of approximately $48,000. However, if we are required to pay liquidated damages significantly in excess of $48,000 (more than $180,000 in total liquidated damages), our current available cash of approximately $2,800,000 will not be sufficient to repay the full amount of our 10% convertible unsecured promissory notes and continue our immediate planned operations through the next eight to nine months unless we scale back our immediate planned operations (including scaling back on personnel, consulting fees and legal and other professional fees and possibly not renewing our current lease, the initial term of which is due to expire on June 30, 2005), use proceeds that we receive upon exercise of our warrants, if any, or raise additional capital in the next eight to nine months in order to maintain our operations through the next eight to nine months. Assuming the exercise of all of the warrants, the total amount of proceeds we would receive is approximately $5.6 million, although there can be no assurance that any of our warrants will be exercised.

     Following completion of our U.S. IND application, and regardless of whether we are required to raise additional financing to make up any shortfall caused by our payment of liquidated damages to our selling stockholders and to repay our 10% convertible unsecured promissory notes, the next stage of our planned operations will include submission of our U.S. IND application, commencement and completion of our Phase I U.S. clinical trials, continuation of our research and development of HemoTech during our Phase I clinical trials, and payment of the operational and overhead expenses that we will incur during our Phase I U.S. clinical trials. In order to complete these additional planned operations, we estimate that we will need to raise an additional $10-15 million within the next eight to nine months. If we fail to generate enough cash resources, either from future equity or debt sales or revenue from operations, there can be no assurance that we will be able to implement our business plan, complete these planned operations, or continue our operations beyond the next eight to nine months.

     As discussed in our risk factors, we are engaged in a highly competitive environment. A continued slowness in the economy, as a result of terrorist attacks, market decline, the war in Iraq, or a combination thereof appears to have resulted in a general reduction in capital available to emerging biotechnology companies. In addition, new technologies could be developed which could compete with our technology. This may significantly and negatively affect our revenue stream.

Research and Development of HemoTech

     HemoTech is currently our only potential product. We expect that the remaining production, development, testing and FDA approval of HemoTech, if ever, will occur over a period of approximately eight to 10 years. In other words, assuming we are able to progress through each phase of clinical trials efficiently and without significant delay, we believe we could obtain FDA approval of HemoTech by mid-2012, and possibly even earlier.

     HemoTech must undergo several major stage of production, development, clinical study and testing before being in a position to submit its NDA application to the FDA, as follows:

  Production of HemoTech. In order to produce HemoTech for Phase I clinical trials, we must complete certain upgrades of the current HemoTech production facilities located at Texas Tech. We expect that the initial phase of these upgrades will be completed by the end of the second quarter of 2005, although there can be no assurance that this will be the case, depending on, among other things, worker schedules, available materials and unexpected costs associated with construction. We believe such upgrades will cost us approximately $85,000 and such upgrades are contemplated by our stage 2 sponsored research agreement with Texas Tech. This amount was included in the $230,503 that we paid to Texas Tech on December 13, 2004 when we entered into our stage 2 sponsored research agreement. We anticipate that the second phase of these upgrades will be finished by the end of 2005, although there can be no assurance that this will be the case, depending on, among other things, worker schedules, available materials, unexpected costs associated with construction and our ability to raise sufficient capital in order to complete such upgrades. We expect that such additional upgrades will cost us approximately $120,000. We will be required to raise such additional funds, as part of the $10-15 million that we will need to raise within the next eight to nine months, in order to pay for these additional upgrades.
  Preparation and Submission of U.S. IND Application. We started preparing our U.S. IND application on December 13, 2004, when we entered into our phase 2 sponsored research agreement with Texas Tech. under our stage 2 sponsored research agreement, Texas Tech has agreed to assist us in preparing our U.S. IND application by providing certain services, including converting all of the information contained in the European IND application into digital format and analyzing our proposed Phase I U.S. clinical trial testing procedures, to be set forth in our U.S. IND application. We agreed to pay Texas Tech $110,000 for these services. This amount was included in the $230,503 that we paid to Texas Tech on December 13, 2004 when we entered into our stage 2 sponsored research agreement. We expect to complete the preparation of our U.S. IND application and to be in a position to submit our application to the FDA by early 2006, although there can be no assurance that we will be able to meet this deadline, depending on, among other things, the rate of conversion of the information contained in the European IND application to digital format, the timing and outcome of Texas Tech’s analysis of our proposed Phase I U.S. clinical trials testing procedure, and the timing and outcome of the regulatory analysis to be performed by our regulatory consultant, BioLink. We anticipate that the cost of submitting our application to the FDA will be approximately $400,000. We will be required to raise such additional funds as part of the $10.0-15.0 million that we will need to raise within the next eight to nine months, in order to pay for the cost of submitting our U.S. IND application to the FDA.

  Phase I of our U.S. Clinical Trials. Once our U.S. IND application has been submitted to the FDA, we expect to be able to commence our Phase I U.S. clinical trials of HemoTech. Depending on whether the FDA accepts our U.S. IND application in early 2006, we believe that we could begin Phase I clinical trials by the end of the second quarter of 2006. We estimate that our Phase I clinical trials (including the costs of doing additional research and development of HemoTech during our Phase I clinical trials and the operational and overhead costs that we will incur during our Phase I clinical trials) will cost approximately $10.0 million, which includes the following:
  approximately $1.4 million for the production of HemoTech;
  approximately $1.6 million for the testing of HemoTech on humans;
  approximately $1.9 million for personnel, administrative, and operational expenses that we expect to incur during our Phase I clinical trials;
  approximately $1.7 million for legal, accounting, consulting, technical and other professional fees that we expect to incur during our Phase I clinical trials;
  approximately $1.6 million for research and development costs that we expect to incur during our Phase I clinical trials; and
  approximately $2.0 million for the initial modification of the HemoTech production facility in preparation for our Phase IIA clinical trials.

We expect that our Phase I clinical trials would take approximately six to nine months to complete from the date we start such trials, though such trials could take significantly longer to complete, depending on, among other things, the rate of production of HemoTech and the availability of patients. We estimate that we will be required to raise approximately $10-15 million over the next eight to nine months in order to fund our Phase I U.S. clinical trials from start to finish and to cover the related expenses described above. If submission or acceptance of our U.S. IND application is delayed for any reason and if we are unable to raise such additional capital in a timely manner, commencement of our Phase I clinical trials would also be delayed.

  Phase IIA of our U.S. Clinical Trials. If we are able to complete our Phase I clinical trials by the end of 2006, we believe that we could begin our Phase IIA U.S. clinical trials in early 2007. We estimate that our Phase IIA clinical trials (including the costs of doing additional research and development of HemoTech during our Phase IIA clinical trials and the operational and overhead costs that we will incur during our Phase IIA clinical trials) will cost approximately $18.0 - 20.0 million, which includes the following:
  approximately $4.0 million for additional upgrades to the HemoTech production facility and the further production of HemoTech;
  approximately $4.0 million for the further testing of HemoTech and related activities;
  approximately $4.5 million for personnel, administrative, and operational expenses that we expect to incur during our Phase IIA clinical trials;
  approximately $2.5 million for legal, accounting, consulting , technical and other professional fees that we expect to incur during our Phase IIA clinical trials; and
  approximately $2.5 million for research and development costs that we expect to incur during our Phase IIA clinical trials.

We expect that our Phase IIA clinical trials could be completed within six to eight months from the date we start such trials, though such trials could take significantly longer to finish, depending on, among other things, the timely completion of necessary upgrades to the HemoTech production facility and the availability of patients. We estimate that we will be required to raise the approximately $18.0 - 20.0 million that we will need in order to fund our Phase IIA U.S. clinical trials from start to finish and to cover the related expenses described above. We would seek to raise this amount after we have commenced our Phase I clinical trials. If commencement or completion of our Phase I clinical trials are delayed for any reason, or if we are unable to raise sufficient funds to begin our Phase IIA clinical trials immediately following completion of our Phase I clinical trials, our Phase IIA clinical trials will be delayed.

  Phase IIB of our U.S. Clinical Trials. If we are able to complete our Phase IIA clinical trials by mid-2007, we believe that we could begin our Phase IIB U.S. clinical trials in mid-2007. We estimate that our Phase IIB clinical trials (including the costs of doing additional research and development of HemoTech during our Phase IIB clinical trials and the operational and overhead costs that we will incur during our Phase IIB clinical trials) will cost approximately $31.0 - 35.0 million, which includes the following:
  approximately $8.0 million for additional upgrades to the HemoTech production facility and the further production of HemoTech;
  approximately $10.0 million for the further testing of HemoTech and related activities;
  approximately $6.5 million for personnel, administrative, and operational expenses that we expect to incur during our Phase IIB clinical trials;
  approximately $3.5 million for legal, accounting, consulting , technical and other professional fees that we expect to incur during our Phase IIB clinical trials; and
  approximately $3.0 million for research and development costs that we expect to incur during our Phase IIB clinical trials.

We expect that our Phase IIB clinical trials could be completed within six to eight months from the date we start such trials, though such trials could take significantly longer to finish, depending on, among other things, the timely completion of necessary upgrades to the HemoTech production facility and the availability of patients. We estimate that we will be required to raise the approximately $31.0 - 35.0 million that we will need in order to fund our Phase IIB U.S. clinical trials from start to finish and to cover the related expenses described above. We would seek to raise this amount after we have commenced our Phase IIA clinical trials. If commencement or completion of our Phase IIA clinical trials are delayed for any reason, or if we are unable to raise sufficient funds to begin our Phase IIB clinical trials immediately following completion of our Phase IIA clinical trials, our Phase IIB clinical trials will be delayed.

  Phase III of our U.S. Clinical Trials. If we are able to complete our Phase IIB clinical trials in early 2008, we anticipated that we could start our Phase III clinical trials in mid-2008. At such time, and in order to cut the costs of conducting and completing our Phase III clinical trials by approximately 50%, we anticipate that we will seek to enter into a partnership with a biopharmaceutical company that has expertise in the production and marketing of biological products, although there can be no assurance that we will be able to do so. In the event we do enter into such a partnership, we would likely be required share with our partner approximately 50%-50% in the proceeds received, if any, from the commercialization of HemoTech, if ever. Alternatively, if we are not able to enter into such a partnership, we may seek to enter into a manufacturing arrangement with an experienced pharmaceutical manufacturer, under which such manufacturer would produce HemoTech, which would significantly reduce the costs of our Phase III clinical trials by eliminating the need to build a production facility that meets the FDA’s standards for Phase III clinical trials. In this case, we would likely not be required to share with such manufacturer part of the proceeds received, if any, from the commercialization of HemoTech, if ever. If we are not able to enter into a partnership or find a manufacturer that is wiling to manufacture HemoTech for us, we may be required to perform all aspects of the Phase III clinical trials independently. In this case, we estimate that our Phase III clinical trials (including the costs of doing additional research and development of HemoTech during our Phase III clinical trials and the operational and overhead costs that we will incur during our Phase III clinical trials) could cost approximately $195.0 million, which includes the following:
  approximately $125.0 million to build a production facility for HemoTech that is suitable for such advanced testing and that meets the standards of the FDA as a product testing facility;
  approximately $70.0 million for the further testing of HemoTech and related activities;
  approximately $10.0 million for personnel, administrative, and operational expenses that we expect to incur during our Phase III clinical trials;

  approximately $5.0 million for legal, accounting, consulting , technical and other professional fees that we expect to incur during our Phase III clinical trials; and
  approximately $5.0 million for research and development costs that we expect to incur during our Phase III clinical trials.

We expect that our Phase III clinical trials could be finished within 18 months to 2 years from the date we start such trials, though such trials could take significantly longer to complete, depending on, among other things, the timely completion of a suitable production facility for HemoTech and the availability of patients. We estimate that we will be required to raise the approximately $215.0 - 225.0 million (or such lesser amount as may be required if we are successfully able to enter into a partnership) that we will need in order to fund our Phase III U.S. clinical trials from start to finish and to cover the related expenses described above. We would seek to raise this amount after we have commenced our Phase IIB clinical trials. If commencement or completion of our Phase IIB clinical trials are delayed for any reason, or if we are unable to raise sufficient funds to begin our Phase III clinical trials immediately following completion of our Phase IIB clinical trials, our Phase III clinical trials will be delayed.

     The estimated costs of each of the phases of our clinical trials set forth above represent our best estimate of such expenses based on, among other things, current economic conditions and availability of materials and personnel. Since many of these phases will not even be commenced by us for another two to five years, we cannot offer any assurance that such estimates will reflect the actual amounts that we may be required to incur during each phase of our clinical trials based on, among other things, then-current economic conditions, availability of materials and personnel, and other factors that may be relevant at the time. The amounts we may actually be required to expend during any phase of our clinical trials may be significantly more than the amounts estimated by us above.

     If our clinical trials are successful and we are able to meet the timelines set forth above, it is possible that an NDA could be approved by the FDA as early as mid-2010, although there can be no assurance that an NDA would be approved by such time, if ever. There can also be no assurance that we will be able to complete our clinical trials under the schedule described above, or ever, or that we will be able to develop a viable and marketable human blood substitute, even if we are able to complete our clinical trials. Further, we do not expect to generate any revenues until after such time as HemoTech has received FDA approval, if ever.

Results Of Operations

     We are a development stage company and have not generated any revenue from inception through December 31, 2004. Through the third quarter of 2004, our efforts were principally devoted to evaluating the HemoTech technology, negotiating and entering into our license agreement and sponsored research agreements with Texas Tech, hiring employees and consultants, establishing our Board of Advisors, developing a business plan, raising capital, and engaging in other organizational and infrastructure development. Until the consummation of our October 2004 private placement, we did not have the financial resources to engage in any significant research and development activities. However, we used part of the proceeds of our October 2004 private placement to fund stage 2 of our sponsored research agreement with Texas Tech, representing our first significant expenditure of resources on the research and development of HemoTech.

     Total expenses, and thus our losses, totaled $2,111,000 from October 3, 2001 (inception) through December 31, 2004. Such losses included $617,000 in 2003 and $1,073,000 in 2004, respectively.

     The loss of $617,000 in 2003 was comprised of general and administrative costs of approximately $608,000 and interest expense of approximately $9,000. The general administrative costs were primarily for salaries, consulting fees, and legal expenses.

     The loss of $1,259,000 in 2004 was comprised of general and administrative costs of approximately $598,000, interest expense of approximately $411,000, and research and development costs of approximately $232,000. In addition, we received interest income of approximately $9,000 in 2004. In 2004, the general and administrative costs included amortization of debt issuance costs, salaries, consulting fees, legal and other professional fees, rent and patent maintenance costs. The increase in general and administrative costs was principally attributable to the following:

  salaries increased by approximately $76,000 as a result of an aggregate increase in salaries payable to Drs. Bollon and Feola following the consummation of our October 2004 private placement;
  our rent cost increased from $0 to approximately $16,000 due to the fact that we entered into our lease in the last quarter of 2004;
  our insurance cost increased from $0 to approximately $5,000 due to the fact that we obtained our director and officer liability insurance policy in the last quarter of 2004; and
  our costs associated with preparing this registration statement increased from $0 to approximately $42,000 due to the fact that we did not begin preparing this registration statement until the last quarter of 2004.

The increase in general and administrative costs was offset by the following decreases:

  Our legal and professional expenses decreased by approximately $36,000 due to the legal fees incurred by us in 2003 due to the incorporation of the Delaware corporation, the merger with the Texas corporation, and other general corporate matters; and
  Our consulting costs decreased by approximately $134,000 primarily due to the termination of our consulting agreements with Ascend Mobility and Biogress in 2004.

     In addition, between 2003 and 2004, our interest expense increased by approximately $402,000 as a result of the issuance of our 10% convertible notes in our October 2004 private placement, including amortization of debt issuance costs in the amount of approximately $194,000 and amortization of debt discounts of approximately $152,000. Further, between 2003 and 2004, our research and development expenses increased from $0 to approximately $259,000 due primarily to the fact that we entered into stage 2 of our sponsored research agreement with Texas Tech in the last quarter of 2004.

Liquidity and Capital Resources

     In October 2004, we completed a private placement of units, with each unit consisting of one 10% convertible unsecured promissory note in the principal amount of $50,000, 58,824 shares of our common stock and a five-year warrant to purchase 117,648 shares of our common stock at an exercise price of $1.06 per share. We sold 45 units in the private placement at a price of $100,000 per unit, and we received gross proceeds of $4.5 million. Our net proceeds were $3.43 million, which includes the aggregate principal amount of our 10% unsecured convertible promissory notes outstanding. We intend to use the proceeds of the offering (of which there is approximately $2,800,00 remaining as of April 30, 2005) over the next eight to nine months to pay for the following costs and expenditures:

  our general and administrative expenses (including salaries, legal and other professional fees, consulting and advisory fees, the costs associated with making certain upgrades to the HemoTech production facility, and to pay for the costs associated with raising additional capital);
  preparation of our U.S. IND application; and
  payment of approximately $39,000, but possibly more, of liquidated damages to certain of the selling stockholders named in this prospectus as a result of the fact that the registration statement of which this prospectus is a part was filed initially with the SEC after December 27, 2004 and not declared effective as of February 24, 2005 or as of April 12, 2005.

Our uses of capital during the past two fiscal years have been for:

  administrative expenses, including salaries of officers and other employees;
  research and development of our human blood substitute product, including payments required to be made to Texas Tech under the sponsored research agreement; and
  expenses of professionals, including accountants and attorneys.

     We believe our current available cash of approximately $2,800,000 will be sufficient to complete our immediate planned operations described above (including the repayment of all of our outstanding 10% convertible unsecured promissory notes) through the next eight to nine months, based on a current monthly cash burn rate of approximately $60,000 and based on current liquidated damages of approximately $48,000. If our selling stockholders convert any portion of our 10% convertible unsecured notes into shares of our common stock (of which there can be no guarantee), however, we will not be required to use $2.25 million of our available cash of approximately $2,800,000 to repay our notes and will be able to apply such unused funds to make up any shortfall we may have in the foregoing operating costs and to further develop HemoTech. On the other hand, if we are required to pay significantly more than approximately $48,000 of liquidation damages (more than $180,000 in total liquidated damages), our current available cash will not be sufficient to complete our immediate planned operations over the next eight to nine months and repay all of our outstanding 10% convertible promissory notes. In such case, we will be required to scale back significantly on the anticipated general and administrative costs set forth above, use proceeds that we receive upon exercise of our warrants, if any, or raise additional capital in the next eight to nine months in order to maintain our operations through the next eight to nine months. Assuming the excercise of all of the warrants, the total amount of proceeds we would receive is approximately $5.6 million, although there can be no assurance that any of our warrants will be exercised.

     Following completion of our U.S. IND application, and regardless of whether we are required to raise additional financing to make up any shortfall caused by our payment of liquidated damages to our selling stockholders and to repay our 10% convertible unsecured promissory notes, our planned operations will include submission of our U.S. IND application, commencement and completion of our Phase I U.S. clinical trials, continuation of our research and development of HemoTech during Phase I clinical trials, and payment of our operational and overhead costs that we will incur during our Phase I clinical trials. In order to complete these additional planned operations, we will need to raise an additional $10-15 million within the next eight to nine months. If we fail to generate enough working capital, either from future equity or debt sales or revenue from operations, there can be no assurance that we will be able to implement our business plan, complete these planned operations, or continue our operations beyond the next 12 months.

     We will have to fund our liquidity requirements through public or private equity offerings or debt financings. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we will be unable to fund our expansion, successfully promote our brand, develop our products and respond to competitive pressures or take advantage of acquisition opportunities, any of which would have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of our common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends. There can be no assurances that we will be able to secure additional financing, or obtain favorable terms on such financing if it is available. Continued negative cash flows create substantial doubt about our ability to fully implement our operating plan and we may have to reduce the scope of our planned operations, which may jeopardize our ability to continue our business. If cash and cash equivalents, together with any cash generated from operations, are insufficient to satisfy our liquidity requirements, we will not have sufficient resources to continue operations.

BUSINESS

Overview

     We were founded in 2001 as “HemoBioTech, Inc.,” a Texas corporation. In 2003, we incorporated a sister corporation named “Hemobiotech, Inc.” in the State of Delaware. On December 1, 2003, HemoBioTech, Inc. was merged with and into Hemobiotech, Inc., with Hemobiotech, Inc. as the surviving entity. Our principal executive offices are located at 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254, and our telephone number is (214) 540-8411. Our website is located at www.hemobiotech.com. Information on our website is not, and should not be considered, part of this prospectus.

     We are the exclusive licensee of what we believe is an innovative human blood substitute product, which we call “HemoTech”. HemoTech is comprised of hemoglobin that has been isolated from bovine blood and then chemically altered to make the resulting product non-toxic. It is the combination of these elements that we believe makes HemoTech a novel product. HemoTech is intended to address an increasing, yet unmet, demand for safe and inexpensive blood in the United States and around the world. We believe HemoTech is non-toxic based on initial foreign clinical studies.

     Dr. Mario Feola and Dr. Jan Simoni, Texas Tech researchers and recognized blood substitute authorities, developed HemoTech over 20 years of research. HemoTech has been tested in a European pre-clinical regulatory study conducted at the Research Toxicology Centre S.p.A. in Rome, Italy, in 1990-1992 and preclinical studies at ISI St. Antimo in Naples, Italy from 1989 to 1991 and a limited human clinical trial in Africa in 1990, with what we believe to be favorable results. These initial studies suggest, although no FDA approved studies have been undertaken and there can be no assurance that later stage trials will confirm these findings, that this novel red blood cell substitute:

  can work as a carrier of oxygen;
  produces no adverse toxicity of the kidneys, or the nervous system;
  produces no adverse inflammatory reactions;
  can dilate the blood vessels (which is called vasodilatory activity) and can reduce narrowing of blood vessels (or vasoconstriction) that follows hemorrhage;
  has erythropoietic activities (which are activities associated with the production of red blood cells in the body);
  has lower oxygen affinity (which is how tightly oxygen binds to the hemoglobin) than other competing blood substitutes, approximating the oxygen affinity of native red blood cells;
  has the ability to remain in the blood vessels; and
  and can sustain a close-to-normal amount of plasma in the blood.

     We have obtained an exclusive, worldwide license from Texas Tech for the core patents covering certain key markets, including primary markets in North America, Europe and Asia. We also have a strategic partnership with Texas Tech that allows us to utilize research and production facilities at Texas Tech and Texas Tech scientists, surgeons and medical staff. Our relationship with Texas Tech is governed by license and research agreements that, among other things, grant us the exclusive worldwide intellectual property rights to the HemoTech technology in exchange for equity ownership and payment of the fees associated with our use of Texas Tech facilities, materials and personnel. We believe the structure of these license and research agreements could be attractive to potential pharmaceutical company partners and may increase the likelihood of commercializing HemoTech.

Product Overview

     We believe that HemoTech could become the first viable product that addresses the broad market for blood substitutes based on initial pre-clinical and initial clinical studies conducted by others outside the United States. We believe there are no human blood substitutes commercially available today in the United States.

     We believe that blood substitutes currently undergoing FDA trials have limited potential for success in the broad human blood use market because they generate various levels of hemoglobin-based toxicity. A number of blood substitute candidates were developed before the intrinsic toxicity of hemoglobin was identified, and few companies have modified their approach to creating blood substitutes based on recent findings related to hemoglobin toxicity because of significant investments already made to advance lead compounds through FDA trials. Based on initial studies, we believe that HemoTech’s primary benefits include:

  non-toxicity:
  an oxygen affinity that closely mimics that of human red blood cells and does not cause an adverse affect that results from excessive interaction with oxygen;
  the stimulation of the production of red blood cells in the body, which allows the body to replace its native blood supply in half the time it would otherwise take following a transfusion;
  a half life of approximately 24 hours, which is desirable given the product’s ability to produce red blood cells, which allows the body to replace it with its own supply;
  high purification, which may eliminate the risk of infection and adverse immune reactions in patients;
  the ability to be stored at 4°C (39°F) for six months or more and for an extended period when frozen (compared to 42 days for banked blood), and the ability to be stockpiled easily;

  compatibility with all blood types and can be available for administration within minutes;
  the ability to be produced from a ready and vast supply of cow blood; and
  the potential to be produced at a price competitive with current banked blood and other blood substitute products.

     The development of HemoTech is based on the innovative idea that free hemoglobin-based blood substitutes can no longer be considered simply vehicles for transporting oxygen and carbon dioxide. Rather, they should possess properties that diminish the intrinsic toxic effects of hemoglobin and help eliminate the abnormal reactions associated with the loss of blood pressure and the lowering of vital signs resulting from the loss of blood during hemorrhage. We believe we have a purification method which assures the purity of our hemoglobin solutions. We believe this purification method will allow us to produce HemoTech in a cost-effective manner by avoiding many of the expensive and capital intensive purification methods used by some of our competitors.

     HemoTech is created by reacting pure cow hemoglobin with three chemicals: o-adenosine 5’-triphosphate (“o-ATP”), o-adenosine and reduced glutathione (“GSH”). These chemicals permit chemical modification of the hemoglobin to create the observed beneficial activities of HemoTech and introduce necessary changes to the hemoglobin that control oxygen affinity and other biological activities.

     The use of o-adenosine has a number of biological benefits. First, it counteracts the properties of hemoglobin that cause narrowing of the blood vessels. Additionally, the o-adenosine reduces the potential of hemoglobin to cause inflammation in the body. HemoTech also relaxes hemorrhage-induced narrowing of the blood vessels. GSH permits the alteration of the surface charge of HemoTech, which is also an essential feature of our novel hemoglobin modification procedure. GSH also lowers oxygen affinity to a level that is near that of native red blood cells.

     Bovine blood isolated and utilized for the commercial production of HemoTech will be taken only from healthy cows which have been tested and shown to be free of special proteins that cause Bovine Spongiform Encephalopathy (“BSE”) (or mad cow disease). Immunological test for these special proteins which cause BSE will be utilized to test brain and spinal cord material from the bovine blood donors.

Clinical Status

     HemoTech underwent foreign pre-clinical and human clinical testing in the late 1980’s and early 1990’s. Pre-clinical testing includes research performed by Texas Tech at its laboratories in Lubbock, Texas in the mid to late 1980’s, at ISI St. Antimo Laboratories in Naples, Italy from 1989 through 1991, and a European IND study conducted from 1990 through 1992 at the Research Toxicology Center S.p.A. (the “RTC”) in Rome, Italy. This research was based on the following:

  in vivo animal studies; and
  in vitro testing using various human cell lines.
These tests focused on HemoTech’s:
  toxicity;
  the way in which the product affects blood vessels;
  immunological and inflammatory activity, as well as the way in which HemoTech interacts with oxygen (which is called oxidative activity);
  stability; and
  therapeutic potential.

     We believe the results of these pre-clinical tests support HemoTech’s non-toxicity and biological activity, although there can be no assurance that future later stage trials will confirm these findings. These pre-clinical tests generated more than 80 abstracts and papers, and an official European IND report has been issued supporting the pre-clinical non-toxicity results in cell and animal studies.

     The human non-FDA clinical trial was performed at the Institut de la Recherche en Sciences de la Santé, Centre de l’Anemie S. S. (Kinshasa, Zaire) in 1990. In that study, nine children suffering from sickle cell anemia received HemoTech in significant volumes (approximately 25% of total blood volume) over a two-hour period. These patients experienced significant near-term improvements as their general condition improved, episodes in which sickle cells block the blood vessels were reduced, pain was quickly relieved, and blood vessel dilation and better tissue oxygenation were indicated. The patients were monitored over a three-month period. These studies showed no toxicity and an induction of red blood cell production, and these studies were published in the medical journal, Surgical Gynecology & Obstetrics, volume 174, number 5, pages 379-386 (1992). In addition to the clinical improvements in the patients, these initial studies indicate that HemoTech:

  produces no adverse kidney, nervous system, oxidative or inflammatory reactions in humans;
  can reduce the narrowing of blood vessels that follows hemorrhage;
  has low oxygen affinity and can work as a physiological oxygen carrier;
  induces red blood cells production in the body;
  has prolonged intravascular persistence; and
  can sustain a close-to-normal level of plasma in the blood.

     The results of the HemoTech clinical studies have not demonstrated any negative side effects, and no statistical analysis was done because the HemoTech clinical trials demonstrated that HemoTech is not toxic. Since the results of the HemoTech clinical studies showed that the product promotes dilation, rather than narrowing, of the blood vessels, and that the product increases red blood cell production, the product has indicated, in such clinical studies, that it is non-toxic. Unfortunately, the corporate sponsor that sponsored the European IND, faced financial difficulties that were independent of the HemoTech program and therefore was unable to continue to sponsor the program. Accordingly, the HemoTech technology was returned to Texas Tech in 1995. Texas Tech subsequently constructed a production facility for HemoTech and attempted to raise money to support the research, development, testing and commercialization of HemoTech, but these activities were outside the scope of Texas Tech’s expertise, so the university then sought to license the HemoTech technology. In 2001, we entered into our license agreement with Texas Tech.

     We believe the results of the HemoTech clinical trials are significant because they represent a rare example of a non-toxic administration of a blood substitute product. Furthermore, this trial demonstrated in humans the pharmacological activity of HemoTech. There can be no assurance, however, that future later stage trials will support or confirm these findings.

Intellectual Property

     We have licensed from Texas Tech exclusive worldwide rights to HemoTech under a U.S. patent issued in August 1995. The patent, U.S. Patent No. 5,439,882, entitled “Blood Substitute,” and its foreign counterparts, claim various alternative compositions of the novel blood substitute based on hemoglobin of both bovine and human origin as well as methods for its production and use. Protection under the U.S. patent expires on or after August 8, 2012.

     Under the terms of the license agreement, we issued to Texas Tech in lieu of any royalties, licensing fees, sublicensing fees and any other payments (other than certain patent maintenance costs), 678,821 shares (approximately 5% of our then-authorized common stock) to Texas Tech. These shares are subject to anti-dilution protection until such time as we expend at least $15,000,000 on the research, development, testing and commercialization of HemoTech. In connection with the issuance of units in our October 2004 private placement, in lieu of receiving the entire number of shares of common stock to which it would have been entitled as a result of our issuance of units, under the terms of a letter agreement with us, dated May 20, 2004, Texas Tech to accept an additional 135,764 shares of our common stock and an aggregate payment of $60,000 (including payment of patent maintenance costs and expenses paid by Texas Tech). We have not made any other payments to Texas Tech under the license agreement and we are not required to make any payments under the license agreement except as follows:

  to reimburse Texas Tech for certain patent maintenance costs of the HemoTech patent and any other patent that becomes covered by the license agreement, within 30 days of receiving notice from Texas Tech that such amounts are due; and
  to pay prosecution costs and costs of foreign counterpart applications on all future “designated inventions,” which includes patentable inventions created by Texas Tech’s employees under the sponsored research agreement.

     We also agreed to indemnify Texas Tech, its trustees, directors, officers, employees and affiliates, against all claims and liabilities arising out of the death or injury of any person or out of any property damage resulting from the production, manufacture, sale, use, lease, consumption or advertisement of HemoTech or any other product that we may license from Texas Tech under the terms of the license agreement. In connection with our agreement to so indemnify Texas Tech, we agreed that, on the commercialization of HemoTech, we would obtain and carry general liability insurance, having a limit of not less than $1,000,000 per occurrence with an aggregate of not less than $3,000,000 in the aggregate.

     Under the terms of the license agreement, we also agreed to create a $1.2 million fund over a four year period following U.S. Food and Drug Administration, or FDA, approval of HemoTech, if ever, to support efforts to incubate and commercialize other technologies developed at Texas Tech. We have a right of first refusal on licensing and commercializing other technologies that may be developed by Texas Tech. The license agreement may be terminated by Texas Tech on at least 90 days’ prior written notice, if we fail to make payments as and when due under the license agreement, or if we default under or breach any material term of the license agreement, or by us at any time, on at least 90 days’ prior written notice. on termination, assuming we have made all required payments under the license agreement, we may continue to sell all licensed products and complete any products in the process of manufacture.

     On July 18, 2002, we also entered into a sponsored research agreement with Texas Tech, under which Texas Tech agreed to work with us to continue developing HemoTech as a potential viable human blood substitute, and under which we:

  have access to the research services of Dr. Jan Simoni and his team at such times and levels of commitment (e.g. half- time or full- time) as we determine from time to time;
  have access to Texas Tech’s staff and equipment necessary to produce, test and certify HemoTech;
  have access to university laboratory facilities and a blood substitute production facility that Texas Tech has built on its campus specifically for the production of HemoTech, which we may upgrade to good manufacturing practices (GMP) standards for the production of HemoTech for clinical trials; and
  have the right to assist in recruiting personnel, including student interns, and obtaining state and federal grants for our research, development and manufacturing programs.

     The initial term of this agreement expires on August 31, 2006, although this period may be extended by mutual agreement of the parties for up to an additional two years. Under the terms of the sponsored research agreement, Texas Tech agreed to allow Dr. Simoni to continue working on researching, developing, producing and testing HemoTech on our behalf. Although Dr. Simoni is employed directly by Texas Tech, we agreed to reimburse Texas Tech for this expense. Under the sponsored research agreement, we are also required to reimburse Texas Tech for any operational costs and overhead costs associated with researching, developing, producing and commercializing HemoTech and any other technologies that may be developed by Texas Tech during the term of the sponsored research agreement. With respect to any such technologies that are developed by Texas Tech, we have the right to request that Texas Tech file a patent application therefor. All rights and title to such technology will belong to Texas Tech if all inventors of such technology are Texas Tech employees, but all rights and title to such technology will be jointly owned by us and Texas Tech if the inventors of such technology are from both organizations. Under our sponsored research agreements, to date we have paid Texas Tech $290,503, of which approximately $58,000 represents overhead expenses of Texas Tech for which we agreed to reimburse Texas Tech. The sponsored research agreements may be terminated by either party on at least 90 days’ prior written notice (although both parties agreed not to terminate except for reasonable cause after the breaching party has failed to cure the circumstances constituting reasonable cause) or by either party on at least 60 days’ prior written notice, if the other breaches any material term of the sponsored research agreement.

     Dr. Simoni’s team is currently working on advanced research in the fields of toxicity and efficacy which will be founded by us, and expects to develop innovative modifications of the existing patented technology resulting in new clinical applications for HemoTech in the following areas:

  trauma and blood disorders;
  cardiopulmonary bypass surgery;
  organ and tissue transplantation; and
  oncology (the treatment of cancer).

     One of the chief objectives of Dr. Simoni’s team is to further evaluate the pharmacological effects of HemoTech. The proposed research is aimed at further understanding the vasodilatory and anti-inflammatory action of HemoTech at the molecular level. Dr. Simoni’s team also is developing improved laboratory methods for the evaluation of clinical samples during HemoTech human trials, which methods will be licensed by us.

     On December 13, 2004, we paid Texas Tech $230,503 in order to fund stage 2 of our sponsored research agreement with Texas Tech, under which Texas Tech agreed to assist us in doing the following:

  preparing our U.S. IND application based on the European IND application previously submitted by Texas Tech;
  updating the HemoTech production facility to prepare for our Phase I U.S. clinical trials, which we expect to commence by the end of the second quarter of 2006; and
  establishing an animal blood donor facility. The $230,503 that we paid to Texas Tech to fund stage 2 of our sponsored research agreement includes Texas Tech’s anticipated overhead expenses during stage 2 of our sponsored research agreement, which will terminate on November 30, 2005 unless previously terminated in accordance with the terms of the sponsored research agreement.

     In addition to the $230,503 already paid to Texas Tech, we will be required to pay Texas Tech for the cost of scanning and converting to PDF format the documents that we expect to use in connection with the preparation of our U.S. IND application and to transfer information to a digital format. Texas Tech estimates that the cost of scanning and converting these documents will range from $8,000 to $18,000 and the cost of transferring such documents to a digital format will range from $8,000 to $12,000. On December 13, 2004, we started using Texas Tech’s laboratory facilities in connection with stage 2 of our sponsored research program.

     We also entered into an additional letter agreement with Texas Tech under which Texas Tech agreed to file a new patent application to cover the induction of erythropoiesis (which is the increase of red blood cell production), which is a major activity of HemoTech. There can be no assurance that Texas Tech will be able to file an application for the new patent or that the new patent will be granted before August 2012 or at all. If issued, this new patent will become subject to our license agreement with Texas Tech and could give us additional protection for the commercial use of HemoTech. under the terms of our sponsored research agreement with Texas Tech, we and Texas Tech will jointly own the rights to any new patents that are developed by us and Texas Tech. In addition to the proposed erythropoiesis patent, we are developing a broad patent strategy that focuses on improvements in production and purification methods used in the manufacturing of HemoTech, use of HemoTech and other potential future product formulations for specific medical indications, formulaic modifications of HemoTech’s platform technology and use of the platform technology for other targets.

     In addition to our U.S. rights, we enjoy patent protection in several European and Asian nations as well as Australia and Canada. In all, our licensed foreign patents have been issued by or designated (in the case of patents issued by the European Patent Office) in 20 foreign nations. Furthermore, continued testing of HemoTech may, although there can be no assurance, result in refinements that are patentable, thereby extending patent protection for forthcoming HemoTech derivatives.

Market Opportunity

     We believe the potential market for red blood cell substitutes is large and growing. The Theta Reports indicate that each year in the United States, over four million patients receive transfusions of over 14 million units of red blood cells in Hemobiotech’s targeted markets of acute anemia, cancer and ischemia (the inadequate flow of oxygenated blood due to insufficient blood supply).

     In addition to peacetime need, emergencies typically add to the demand for blood substitutes. For many years, the U.S. Army has been a leading proponent for an effective blood substitute.

The Need for Blood Substitutes

     There are several critical factors shaping the U.S. market. The market is facing increasing demand while the available supply remains stagnant. Banked blood continues to increase in cost and still entails risks related to infection and immune response. A safe, cost effective blood substitute has numerous advantages over the current blood supply. We believe that, among other qualities, an effective blood substitute would:

  minimize the risk of infections by infectious agents such as Hepatitis and HIV (which causes AIDS) and adverse reactions in patients;
  be compatible with all blood types, allowing earlier administration, increasing survivability for trauma patients and preventing supply shortages related to specific blood types;
  possess a significantly longer shelf life (6 months or greater) than that of donated red blood cells (42 days), allowing a wider range of administration and increased stockpiling; and
  derive from a potentially unlimited supply, countering the critical shortage of banked blood worldwide.
Supply and Demand

     According to the Foundation for American Blood Centers, the United States faced an estimated shortfall of more than one million units of safe blood in 2003. In the face of this deficit, many cities are looking overseas to address their blood shortages. For example, according to Crain’s New York Business News, New York City is importing more than 25% of its blood supply from Europe.

     According to Blood Transfusions: Knowing Your Options, more than 43% of all blood products are used for people 65 and older. This older segment of the population is expected to grow 14% in the next 10 years, almost twice as fast as the rest of the population. Thus, the shortage of red blood cells is expected to increase dramatically as more baby boomers age and the number of cardiac surgeries, cancer treatments, hip and knee replacements, head injury treatments, organ transplants and other surgeries also increase. While blood donations have generally increased by 1-2% annually, the American Red Cross estimates that blood transfusion demand is on pace to increase by 6-8% annually.

     Worldwide, the shortage is even greater. The World Health Organization estimated a worldwide shortage of 25 million units of blood in 2002.

Increasing Cost

     According to TissueLink Medical, Technical Brief No. 305, the actual cost of a red blood cell transfusion has increased dramatically in recent years and currently ranges between $500-1,000 per unit of blood. The major factors contributing to this increase include additional costs related to testing, screening, processing, type matching and overhead. In light of recent stricter guidelines to ensure the safety of blood, such as more stringent screening for transmittable diseases and standard leukoreduction (eliminating the white blood cells that can carry infections), the cost of blood is expected to continue to rise.

Blood Supply Safety

     Sensitive screening tests in the United States have greatly reduced the risk of infectious disease transmission in the domestic population, but unacceptable risks still remain. Based on a 2001 report of the American Association of Blood Banks, the risk of infection from, or adverse reaction to, a single blood transfusion is:

  1:100 for minor allergic reactions
  1:2,500 for bacterial infections
  1:50,000 for human T cell Leukemia virus

  1:250,000 for Hepatitis B
  1:543,000 for Hepatitis C
  1:600,000 for fatal hemolytic reaction
  1:1,930,000 for HIV
  Unknown for prions of human (CJD) or bovine (BSE) origins.

     These probabilities compound quickly, however, for major procedures, such as organ transplants and trauma, which require 50 units of blood on average. Even in minor surgeries, which require six to eight units of blood, the probabilities of contracting infections or experiencing adverse reactions are not insignificant.

Marketing and Commercialization Strategy

     We believe the most likely path to commercialization of HemoTech, if ever developed and approved for sale, will involve a partnership with a major pharmaceutical company. Because commercialization of a major pharmaceutical requires a significant amount of capital, Hemobiotech will seek to identify and enter into partnership agreements with one or more pharmaceutical companies to assist us early in the clinical trial process as well as with manufacturing and marketing. There can be no assurance that we will be able to enter into any such partnership agreements on any terms or on favorable terms.

Competition

     Academic researchers and private companies have been searching for an effective blood substitute for decades. These blood substitutes generally have been derived from three sources: discarded human blood, bovine blood and recombinant human blood. Because of its abundance and low cost, we believe bovine blood is the most attractive source from both the standpoints of availability and feasibility. Discarded human blood tends to be an expensive source of hemoglobin and suffers from the same logistical and supply problems associated with banked blood. Recombinant human hemoglobin, while theoretically abundant, is extremely expensive to manufacture given today’s technology. Hemobiotech believes that bovine hemoglobin could remain the most cost effective and most available source of hemoglobin, and that blood substitutes derived from a bovine source will enjoy a competitive advantage in the marketplace.

     While no blood substitutes are commercially available today in the U.S. for use in humans, Biopure Corporation’s Hemopure® product currently is available for limited use in South Africa. A number of human blood substitute products are, however, currently under development and testing in the United States. We believe that most of these products are first generation and were developed before the intrinsic toxicity of hemoglobin was identified as a major impediment in the development of a viable blood substitute. Many of these products, including HemAssist® (Baxter) and Optro® (Somatogen, later acquired by Baxter), and Oxygent (Alliance Pharmaceuticals) have been removed from clinical, while other products, such as Hemopure® (Biopure), Hemolink (Hemosol), and PolyHeme® (Northfield Laboratories) are facing difficulties in proving their efficacy or addressing toxicity. For example, in 2001, Northfield’s PolyHeme failed to receive FDA approval for use in elective surgery and is now being studied as a potential oxygen bridge in trauma cases. In addition, in 2003, BioPure submitted a biologic license application (BLA) for its product, Hemopure, but the FDA requested that BioPure perform additional pre-clinical animal studies before such application could be reconsidered.

     As some developers began to understand the limitations of their products, they sought alternative applications for their existing products, such as treatment of hypotension associated with septic shock (Apex®), veterinary applications (Biopure), or as a temporary treatment until safe blood could be found. We believe that none of the aforementioned products may be used for the treatment of hemorrhagic shock (which results due to the lowering of blood pressure and loss of blood), the most important and most lucrative segment of the market, because these products do not effectively address the intrinsic toxic properties of hemoglobin that lead to the narrowing of blood cells, oxidative stress, and inflammation.

     In addition to competing with first generation developers, Hemobiotech expects that it will have to compete with the emerging blood substitute developers shown in the following table:

Company	Product	Second Generation	Hb Source and Modification

SynZyme - Irvine,			Polynitroxylated human hemoglobin
CA Privately Held	HemoZyme	Eliminate oxidative stress	with anti-oxidant properties

Sangart - San			PEG decorated low viscous human
Diego, CA Privately		Eliminate hemoglobin-	hemoglobin – reduced
Held	Hemospan	mediated vasoconstriction	vasoconstriction effect

     SynZyme is developing a second generation hemoglobin-based blood substitute with reduced vasoconstriction and is in the pre-clinical study stage, having not been tested in humans yet. In animal studies, their product, HemoZyme, failed to be effective in reducing mortality. Sangart is also developing a second generation hemoglobin-based blood substitute with reduced vasoconstriction, and is in Phase II clinical studies in Sweden. Their product, Hemospan, does not address inflammatory toxicity and their product has reduced capability for the delivery of oxygen which is one of the primary uses of hemoglobin in red blood cells.

     We believe we have a unique competitive advantage over other products under testing or under development since we believe HemoTech is the only product that addresses all aspects of the intrinsic toxicity (which are vasoconstriction, oxidative stress and inflammatory reactions) of hemoglobin. We believe the lack of toxicity in HemoTech is due to the chemical modification of the hemoglobin in our product. Furthermore, we believe its bovine-derived red blood cell product provides HemoTech with an additional competitive edge over products developed from outdated human red blood cells or from perfluorochemicals (which are synthetic chemical blood substitutes), because bovine blood is safer, more readily available, more convenient and more cost effective.

Governmental Regulation

     There are six primary phases of FDA clinical trials, leading up to FDA approval: pre-clinical laboratory studies, clinical studies, Phase I safety studies, Phase II efficacy studies, Phase III extensive clinical testing and new drug application (NDA) or biological license application.

     During the pre-clinical laboratory studies, a compound is studied to establish its bioavailability, absorption, distribution, metabolism and elimination in animals in order to establish pre-clinical parameters for safety and efficacy. During the clinical studies phase, the results of the pre-clinical trials are submitted to the FDA for review before the drug is tested in humans. During the Phase I safety studies, the drug is tested on healthy human volunteers to confirm that it is sufficiently safe to proceed with further testing in a larger group of patients. Phase I testing is conducted with the FDA’s approval. During Phase II efficacy studies, the drug is tested in volunteers who have the disease or condition that the drug has been developed to treat in order to determine whether the drug is active, proper dosage and safety at the selected dosage level. During Phase III extensive clinical testing, the drug is tested on patients to verify Phase II results, prove the drug’s performance on a larger number of patients and demonstrate that the drug is better than existing treatments. Once those studies have been completed, the drug is submitted to the FDA for approval. At such time, the FDA may require additional studies to be completed.

     We believe that its combination of European IND and African human clinical data may be sufficient to submit an IND application to the FDA and commence Phase I clinical trials, although there can be no assurance that additional pre-clinical studies may not be necessary or that subsequent pre-clinical or clinical trials will support the findings of earlier trials, including the European and African trials. Our management believes that we can prepare the results of the European IND for filing in the United States by the end of 2005. After an IND application is filed, the FDA may comment on the filing and request additional information. If no comments are made, the IND application will be automatically approved after 30 days.

     We anticipate proposing that Phase I clinical trials be conducted on 40-50 healthy volunteers to determine toxicity of the compound and would be expected to take 10 months to establish our protocols and to receive FDA clearance to commence the trials, which we could currently estimate would run for approximately six months, although there can be no assurance that the trials would not take longer. If we receive approval to progress to Phase II clinical trials, we could select a low risk patient population for its Phase IIA study: orthopedic elective surgery patients. This patient population tends to be in generally good health and is undergoing a non-critical procedure, thus the risk of complications in the trial are minimized.

     Our initial strategy is to continue with a Phase IIB study in orthopedic surgery and begin additional Phase II studies in other indications based on successful initial clinical data in the orthopedic Phase IIB trial.

     If we are able to consummate future financings in a timely manner, of which there can be no assurance, we believe we will be able to complete the six phases of FDA approval by August 2012, although there can be no assurance, which would approximate the time the patent it has licensed from Texas Tech would expire.

Marketing and Sales

     We are primarily focused on research and development of our HemoTech product and do not have, nor do we anticipate having in the near future, any marketing activities or revenues from sales.

Manufacturing

Currently, we do not have any manufacturing or distribution capabilities.

Research and Development

     We spent $0 on research and development for the year ended December 31, 2003 and $259,000 for the year ended December 31, 2004. On December 13, 2004, we funded phase 2 of our sponsored research program with Texas Tech in the amount of $230,503. Through the third quarter of 2004, we were principally devoted to evaluating the HemoTech technology, negotiating and entering into our license agreement and sponsored research agreements with Texas Tech, hiring employees and consultants, establishing our Board of Advisors, developing a business plan, raising capital, and engaging in other organizational and infrastructure development. Until the consummation of our October 2004 private placement, we did not have the financial resources to engage in any significant research and development activities. However, we used part of the proceeds of our October 2004 private placement to fund stage 2 of our sponsored research agreement with Texas Tech, representing our first significant expenditure of resources on the research and development of HemoTech. The stage 2 program is intended to upgrade the HemoTech production facility, expand the HemoTech intellectual property and use the material and information contained in the European IND in the creation of a U.S. IND. We currently intend to focus substantially all of our efforts and resources to the development, testing, and commercialization of our HemoTech product.

Employees

     As of May 1, 2005, we had three full-time employees and three employees through contract with Texas Tech. We rely heavily on personnel employed by Texas Tech who provide services to us under the sponsored research agreement. In addition, we also employ outside consultants from time to time to provide various services. We have experienced good employee relations and are not and never have been a party to a collective bargaining agreement.

Properties

     We currently do not own any property. We currently operate out of an approximately 4,000 square foot facility provided to us by Texas Tech under the sponsored research agreement. This facility is located in Lubbock, Texas. We have a six month lease, which is renewable on June 30, 2005 for approximately 1,000 square feet of office space in Dallas, Texas at the J.P. Morgan International Plaza, 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254, which we use as our corporate headquarters.

Legal Proceedings

     We are not a party to any material litigation or threatened litigation.

MANAGEMENT
Executive Officers and Directors

     The following table shows the positions held by our Board of Directors and executive officers, and their ages, as of May 1, 2005.

Name	Age	Position

Arthur Bollon, Ph.D.	62	Chairman of the Board of Directors, President and Chief
		Executive Officer
Ghassan Nino, CPA, CMA	37	Co-Founder, Vice Chairman of the Board of Directors
Mario Feola, M.D.	77	Chief Medical Officer
Mark J. Rosenblum, CPA	51	Chief Financial Officer
Robert Comer(1)	72	Director
Jan Simoni, PhD., DVM	53	Acting Vice President and Principal Investigator of Research
		and Development
Walter Haeussler, Esq.(1)	67	Director
Robert Baron(1)(2)	63	Director
Bernhard Mittemeyer, M.D.(1)(2)	74	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

     Arthur Bollon, Ph.D., Chairman, President and Chief Executive Officer. Since April 8, 2003, Dr. Bollon has served on a full-time basis as our Chairman, President and Chief Executive Officer. In 2003, Dr. Bollon co-founded Biogress, LLC, a biotechnology service company, and co-founded Quantum Biotech Inc., a post genomics biotechnology company. In 1991, Dr. Bollon was a founder of Cytoclonal Pharmaceutics, Inc., a publicly traded biopharmaceutical company, and served as Chairman, President and Chief Executive between 1991 and 2002. Cytoclonal Pharmaceutics completed an initial public offering in 1995. In 1987, Dr. Bollon was a founder of Wadley Biosciences Inc./Lymphokine Partners, a partnership between Wadley Cancer Center and Philips Petroleum. Between 1987 and 1990, Dr. Bollon was Chairman and CEO of the Wadley Biosciences Inc. Between 1979 and 1987, Dr. Bollon served as Chairman of the Department of Molecular Genetics and Director of Genetic Engineering at the Wadley Cancer Center. Between 1972 and 1979, Dr. Bollon served as an Assistant Professor at the University of Texas Health Science Center in Dallas. He received his Ph.D. in Molecular Genetics from Rutgers University and was a Post Doctorate Fellow at Yale University.

     Ghassan Nino, CPA, CMA, Founder and Vice Chairman of the Board of Directors. Mr. Nino founded our predecessor-in-interest, HemoBioTech, Inc., a Texas corporation, in December 2001 in association with Texas Tech. Between October 6, 2003 and July 15, 2004, Mr. Nino served as our Vice Chairman and Acting Chief Financial Officer, under the terms of an Employment Agreement, dated October 6, 2003, with us. Mr. Nino resigned as our employee and officer, effective as of July 15, 2004. Between January 2002 and April 2003, Mr. Nino served as Chairman and Interim Chief Executive Officer of HemoBioTech, Inc., a Texas corporation. In April 2003, Mr. Nino co-founded Biogress LLC, a biotech service company, and has served as its managing director since that time. In April 2002, Mr. Nino founded Pave Systems Inc., a technology software company, and has served as its managing director since that time. In August 1998, Mr. Nino founded Ascend Mobility, Inc., a business and technology advisory company, and served as a director of Ascend until March 2004. Mr. Nino is also affiliated with Quantum Biotech Inc., a post genome biotech company, and expects to continue devoting time to these other ventures during his tenure with us. Between 1997 and 1998, Mr. Nino was a Practice Development Director at Deloitte Touche Tohmatsu. Mr. Nino received his M.B.A. from California State, Fullerton.

     Mario Feola, M.D., Chief Medical Officer. Dr. Feola has been our full-time Chief Medical Officer since November 1, 2004. From December 14, 2003 through October 31, 2004, Dr. Feola served as our Chief Medical Officer on a part-time basis. Between 1994 and 2004, Dr. Feola served as the Chief of Surgery at the Veteran’s Affairs Hospital in Amarillo, Texas and since 1977, Dr. Feola has served as a Professor of Surgery at Texas Tech. Dr. Feola has authored or co-authored more than 100 papers, book chapters and research abstracts. Dr. Feola continues to be a speaker at many national and international blood substitute conferences and is a member of numerous scientific and professional organizations. He received his M.D. from the University of Naples, Italy.

     Mark J. Rosenblum, CPA., Chief Financial Officer. Mr. Rosenblum joined us as our Chief Financial Officer on April 1, 2005. Between 1996 and 2003, Mr. Rosenblum was the Chief Accounting Officer at Wellman, Inc., a public chemical manufacturer. Between 1990 and 1996, he was Vice President and Controller of Wellman, and between 1985 and 1990, Mr. Rosenblum was Corporate Controller of Wellman. Before joining Wellman in 1985, Mr. Rosenblum served as Plant Controller for Celanese Corp., a public chemical manufacturer. He was previously a staff account at Haskins & Sells (now Deloitte & Touche) between 1977 and 1980. Mr. Rosenblum received his Masters of Accountancy and his B.S. in Accounting from the University of South Carolina.

     Robert Comer, CPA., M.B.A., Director. From 1994 to the present, Mr. Comer has been involved in contract consulting and he served as our Acting Chief Financial Officer between November 18, 2004 and April 1, 2005. From 1991 to 1994, he served as Chief Financial Officer of Banc One Management and Consulting Corporation. From 1987 to 1991, Mr. Comer was Managing Partner of Robert W. Comer & Associates. From 1985 to 1987, Mr. Comer was a Director of Financial Management Services of InterFirst Corporation. From 1969 to 1981, Mr. Comer was an audit partner with Arthur Andersen & Co. Mr. Comer received his B.S. and M.B.A. degrees from Indiana University.

     Jan Simoni, Ph.D., DVM, Acting Vice President & Principal Investigator of Research & Development. Dr. Simoni has served as our Acting Vice President and Principal Investigator of Research and Development since 2002. Since 1993, Dr. Simoni has also served as the Blood Substitute Group Leader and an Associate Professor of Research in the Department of Surgery at Texas Tech, where Dr. Simoni co-invented HemoTech. Between 1990 and 2002, Dr. Simoni served as an Assistant Professor of Research in the Department of Surgery at Texas Tech. Between 1985 and 1990, Dr. Simoni was a Medical Researcher and Research Instructor in the Department of Surgery at Texas Tech. Previously, Dr. Simoni served as a Research Scientist and Senior Lecturer in the Department of Pathophysiology at the Agricultural University of Wroclaw. Dr. Simoni is the author or co-author of more than 100 papers, book chapters, monographs and scientific abstracts. Dr. Simoni is a member of a number of scientific and professional organizations, including the National Research Honor Society, the American Society for Artificial Internal Organs, and the International Society for Artificial Cells, Blood Substitutes and Immobilization Biotechnology. Dr. Simoni received his Ph.D. from the Agricultural University of Wroclaw in Wroclaw, Poland. Dr. Simoni is compensated directly by Texas Tech in accordance with the terms of our sponsored research agreement.

     Walter Haeussler, J.D., Director. Mr. Haeussler, now retired from the private practice of law, has served as a member of our Board of Directors since March 2004. Between August 1998 and August 2002, Mr. Haeussler served as the Director of Technology Transfer at Texas Tech. Between August 2002 and March 2004, he served as General Counsel to Advisys Inc., an animal biotech company. Between July 1993 and August 1998, Mr. Haeussler served as the President of the Cornell Research Foundation at Cornell University. Between 1972 and 1983, Mr. Haeussler was the Managing Partner of Jones Tallar & Cooper, an intellectual property law firm. Mr. Haeussler serves as a member of the Board of Directors of Thoriun Power, Inc., an alternate energy source company. Mr. Haeussler received his J.D. from Duquesne University.

     Robert Baron, Director. Mr. Baron has served as a member of our Board of Directors since November 2004. He has been a member of the Board of Directors of Exegenics, Inc., a development stage biotechnology company which has focused in areas unrelated to blood substitutes of hemoglobin technologies, since December 16, 2004. From 1998 to September 2004, he served as President of Cash City Inc., a payday advance and check cashing business. From 1997 to 1999, Mr. Baron served as President of East Coast Operations of CSS/TSC, a subsidiary of Tultex, Inc., a New York Stock Exchange listed company engaged in the manufacturing of activewear products, such as t-shirts. From 1986 to 1997, Mr. Baron served as Chairman of T-Shirt City Inc., a company engaged in the distribution of activewear products. Mr. Baron received his B.S. degree from Ohio State University.

     Lt. General Bernhard Mittemeyer, M.D. (U.S. Army, retired), Director. Dr. Mittemeyer has served as a member of our Board of Directors since December 10, 2004. Dr. Mittemeyer served as our Advisory Board Chairman from November 5, 2003 to December 9, 2004. Since 1998, Dr. Mittemeyer has served as the head of the Department of Urology at Texas Tech University Health Sciences Center and since 1986, he has served as a Professor of Surgery in the Department of Surgery at Texas Tech University Sciences Health Center. Between October 1981 and February 1985, Dr. Mittemeyer was The Surgeon General of the Department of the Army at the Pentagon, Washington, D.C. Between June 1980 and September 1981, he was Chief Executive Officer Commander of Walter Reed Army Medical Center. Between 1976 and 1977, Dr. Mittemeyer was the Chief of the

Surgery Department at the Walter Reed Army Medical Center in Washington, D.C. Between 1974 and 1976, he served as the Chief of Urological Surgery Service and Urological Residency Training Program at the Walter Reed Army Medical Center. He previously served as the Assistant Chief of Urological Surgery Service and Urological Residency Training Program at the Walter Reed Army Medical Center. Dr. Mittemeyer has been a visiting professor at numerous medical schools throughout the United States. His military distinctions include the Meritorious Service Medal, the Distinguished Service Medal, and the Distinguished Flying Cross. He serves as a member of numerous committees and advisory Boards, including the Prostate Cancer Prevention Committee of the American Cancer Society and the Vietnam Center Advisory Board. Dr. Mittemeyer received his M.D. from Temple University.

     There are no family relationships among our directors and executive officers. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding. No director or executive officer has been the subject of any order, judgment, or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities. No director or officer has been found by a court to have violated a federal or state securities or commodities law.

     Texas Tech has the right to nominate one person to serve as a member of our Board of Directors. Bernhard Mittemeyer is Texas Tech’s Board designee. The right of Texas Tech to have a Board designee will terminate on October 13, 2006. Meyers Associates also has the right to nominate one person to serve as a member of our Board of Directors. Robert Baron is Meyers Associates’ Board designee. The right of Meyers Associates to have a Board designee will terminate when Meyers Associates no longer owns at least 10% of our outstanding capital stock.

Business Advisory Board

     We have assembled a Business Advisory Board consisting of experienced business professionals that function as an extension of our management on issues of business development, corporate strategy and financial management. The following individual constitutes the Business Advisory Board:

Name	Area of Business Expertise

Frederick Frank	Financing and Business Strategy

     Frederick Frank, Business Advisory Director. Mr. Frank has served as a member of our Business Advisory Board since November 14, 2003. Since 1969, Mr. Frank has also served as the Vice Chairman of Lehman Brothers. Before such time, Mr. Frank was Vice President and Director of Smith, Barney & Co. Mr. Frank serves as a member of the Board of Directors of each of Diagnostic Products Corp., a public company that develops, manufactures and markets immunodiagnostic systems and immunochemistry kits, Pharmaceutical Product Development Inc., a public company that provides drug discovery and development services to pharmaceutical and biotechnology companies, and Landec Corp., a public company that designs, develops and sells polymer products for food and agricultural applications. Mr. Frank has also served on Pharmaceutical Product Development’s nominating and audit committees within the last five years. He is a certified public accountant and received his M.B.A. from Stanford.

Scientific Advisory Board

     We have assembled a Scientific Advisory Board of influential physicians and researchers. The following individuals constitute the Scientific Advisory Board:

Name	Scientific Affiliation

Lt. General Ronald R. Blanck, D.O.	President, North Texas Health Science Center
(U.S. Army, retired)
G. Tom Shires, M.D., FACS	Professor of Surgery, University of Nevada School of Medicine
Lawrence Helson, M.D., FAAP	Vice President Clinical Affairs and Bioresearch, Napro
Biotherapeutics Inc.

     Lt. General Ronald R. Blanck, D.O., (U.S. Army, retired), Scientific Advisor. Dr. Blanck has served as one of our Scientific Advisors since November 4, 2003. Since 2000, Dr. Blanck has served as the President of the University of North Texas Health Science Center at Fort Worth. Between 1968 and 2000, Dr. Blanck served as the

U.S. Army Surgeon General. Dr. Blanck also serves as a member of the Board of Directors of Carrington Laboratories, Inc., a public research-based biopharmaceutical, medical device, raw materials and nutraceutical company that is engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Dr. Blanck’s military honors include Distinguished Service Medals, the Defense Superior Service Medal, the Legion of Merit, the Bronze Star and Meritorious Service and Army Commendation Medals. Dr. Blanck is a graduate of the Philadelphia College of Osteopathic Medicine.

     G. Tom Shires, M.D., FACS, Scientific Advisor. Dr. Shires has served as one of our Scientific Advisors since December 2003. Since 1997, Dr. Shires has served as Professor of Surgery at the University of Nevada School of Medicine. Between 1991 and 1997, Dr. Shires was Chairman of Surgery at Texas Tech University Health Sciences Center. Between 1975 and 1991, he served as Chairman of Surgery at Cornell University Medical College and was previously Chairman of Surgery at the University of Washington School of Medicine from 1974 to 1975 and Chairman of Surgery at University of Texas Southwestern Medical School from 1960 to 1974. Dr. Shires received his M.D. from the University of Texas Southwestern Medical School.

     Lawrence Helson, M.D., FAAP, Scientific Advisor. Dr. Helson has served as one of our Scientific Advisors since October 2004. Since 2001, Dr. Helson has been a Vice President Clinical Affairs and Bioresearch for Napro Biotherapeutics Inc. Since 2003, Dr. Helson has been a consultant with Meyers Associates. From 1974 to 1986, Dr. Helson was an Associate Professor of Pediatrics at Cornell University Medical School. From 1972 to 1984, Dr. Helson was an Assistant Member, and from 1984 to 1986 an Associate Member, of Memorial Sloan Kettering Cancer Center. Dr. Helson received his M.D. degree from the University of Geneva School of Medicine.

Regulatory Affairs Consultant

     Deanna Nelson, Ph.D. has more than 34 years of blood substitute research, development and commercialization expertise, including more than 20 years at Baxter Pharmaceuticals, where she was Senior Research Director managing the progress of a blood substitute product through Phase III clinical testing in Europe and the United States. Dr. Nelson is the author or co-author of more than 50 papers and scientific abstracts. She is also an inventor or co-inventor on more than 17 patents. Dr. Nelson is a member of a number of scientific and professional organizations, including the American Management Association, the American Chemical Society, the Oxygen Society and the Society for Artificial Organs, Immobilization Biotechnology and Blood Substitutes. She received her Ph.D. in Chemistry from Indiana University. We entered into a consulting agreement with BioLink, Dr. Nelson’s consulting company, in May 2004, under which Dr. Nelson has agreed to support our regulatory filing process. Dr. Nelson has served as our Regulatory Affairs consultant since October 13, 2004.

Board Committees

     Audit Committee. The audit committee of our Board of Directors consists of Robert Comer, as Chairman, Bernhard Mittemeyer, Robert Baron and Walter Haeussler. Each Audit Committee member is independent within the meaning of applicable rules and regulations promulgated by the Securities and Exchange Commission. Our Audit Committee currently does not have a financial expert, as defined in Item 401(e) of Regulation S-B, as management does not believe one is necessary in light of our current stage of product development. The Audit Committee plans to formally adopt a charter in 2005.

     Compensation Committee. The compensation committee of our Board of Directors consists of Bernhard Mittemeyer, as Chairman, and Robert Baron. The compensation committee is responsible for reviewing and approving the salary and benefits policies, including compensation of our Chief Executive Officer and the other executive officers. The compensation committee also administers the 2003 Stock Option/Stock Issuance Plan, and recommends and approves grants of stock options under that plan. The Compensation Committee plans to formally adopt a charter in 2005.

     Our Board of Directors does not intend to establish a nominating committee at this time, and that function will be performed by the independent members of our Board.

Executive Compensation

     The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table
						Long Term
						Awards
						Securities
					Other Annual	Underlying
Name and Principal Position	Year	Salary		Bonus	Compensation	Options/SARs

		($)		($)	($)	(#)

Arthur Bollon, Ph.D.	2004	$30,577	(1)(2)	-0-	-0-	-0-
Chairman, President and
Chief Executive Officer	2003	$198,750	(1)	-0-	-0-	651,668
	2002	-0-		-0-	-0-	-0-

(1)	To permit the closing on the $4.5 million private placement in October 2004, Dr. Bollon agreed to forego salary of $198,750, which accrued in 2003, and $230,000, which accrued in 2004.

(2)	This amount represents the salary received by Dr. Bollon commencing as of the consummation of our October 2004 private placement, reflecting his adjusted annual base salary of $150,000, which went into effect as of the consummation of our October 2004 private placement.

Compensation of Directors

     Directors are expected to timely and fully participate in all regular and special Board meetings, and all meetings of committees that they serve on. We have revised our director’s compensation policy. Each non-employee director will be entitled to receive $10,000 per year, of which $2,500 will be payable at the end of each calendar quarter. In addition, on joining the Board, each non-employee director will receive an option to purchase 15,000 shares of common stock, which will vest immediately, and will become eligible to receive, at the end of each calendar quarter, an additional option to purchase 2,500 shares of common stock, all of which will vest immediately. The exercise price of these options will be the fair market value of our common stock as of the last Friday of each quarter. Further, we will reimburse our non-employee directors for reasonable accommodations, coach travel and other miscellaneous and customary expenses relating to such director’s attendance of Board meetings, payable promptly on submission of actual receipts therefor. During fiscal years 2003 and 2004, our directors did not receive compensation under any standard arrangement for their services as directors. When requested by us to attend Board meetings in person, it is our policy to reimburse directors for reasonable travel and lodging expenses incurred in attending these Board meetings.

     The Compensation Committee will review the director compensation plan annually, and adjust it according to then current market conditions and good business practices.

Options/SAR Grants in Fiscal Year Ended December 31, 2004

     During 2004, we granted stock options under our 2003 Stock Option/Stock Issuance Plan to purchase 65,860 shares of common stock, including the options described in the table below.

Percent of Total
Options/SARs
	Number of Securities	Granted
	Underlying Options/	to Employees	Exercise
Name	SARs Granted	in Fiscal Year	or Base Price	Expiration

	(#)		($/Sh)

Arthur Bollon, Ph.D.(1)	-0-(2)	0%	N/A	N/A
Chairman, President and
Chief Executive Officer

(1)	In 2003, our Compensation Committee approved the grant of options to purchase 1,200,000 shares of common stock (on a pre-reverse stock split basis) for various reasons, including as an inducement for Dr. Bollon to continue to provide services as our Chief Executive Officer, as a bonus for his accomplishments for us for the first year of employment, and his willingness to continue to provide services to us despite our inability to pay salary to him for 18 consecutive months and his agreement to waive that salary.

(2)	This does not reflect an option to purchase 651,668 shares of our common stock at an exercise price of $.20 per share granted to Dr. Bollon on October 31, 2003.

Aggregated Option/SAR Exercises in Fiscal Year Ended December 31, 2004 and Fiscal Year End Option/ SAR Values

     The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options during fiscal year 2004, the number of shares of common stock underlying stock options held at fiscal year-end, and the value of options held at fiscal year-end, which is based on the sale price of a share of our common stock in the private placement completed in October 2004.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-The-Money
	Shares		Options/SARs at Fiscal	Options/SARs at Fiscal
	Acquired	Value	Year End	Year End
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

	(#)	($)	(#)	($)

Arthur Bollon, Ph.D.	0	0	407,284/244,384	$264,735/$158,850(1)
Chairman, President
and Chief Executive Officer

(1) Assumes a market price of $.85.

Employment Agreements

     Employment Agreement with Arthur Bollon. On October 6, 2003, we entered into an amended employment agreement with Dr. Bollon, under which Dr. Bollon agreed to serve as our Chairman, President and Chief Executive Officer for an initial term of three years, automatically renewable for one-year periods unless otherwise terminated by either party on at least 90 days’ prior written notice. In exchange for his services, we agreed to pay Dr. Bollon an annual base salary of $265,000 plus annual cost-of-living increases, retroactive to April 8, 2003 the date of the original agreement. In addition, we agreed to provide Dr. Bollon with customary benefits, such as health benefits. The parties agreed that payment of Dr. Bollon’s base salary and benefits would be deferred until such time as we raised at least $4.0 million. Dr. Bollon agreed, under the terms of a deferred compensation forbearance agreement, dated as of July 15, 2004, to forgive all deferred compensation and benefits accrued and owing as of October 13, 2004, the date of the closing of the minimum offering of our private placement financing. In addition to Dr. Bollon’s base salary and benefits package, we granted to Dr. Bollon an option to purchase 651,668 shares of our common stock at an exercise price of $.20, of which 443,484 options have vested as of May 1, 2005, and the balance of which vests in equal monthly installments of 9,050 options on the last day of each calendar month of service completed by Dr. Bollon, commencing April 30, 2004. Dr. Bollon’s employment agreement will terminate on the earlier of (1) its expiration, (2) the mutual agreement of the parties, (3) the voluntary termination of Dr. Bollon other than as a result of a constructive termination event, (4) Dr. Bollon’s death or disability, and (5) termination of Dr. Bollon for cause. In the event of Dr. Bollon’s voluntary termination or on termination for cause, Dr. Bollon will not be entitled to receive any Severance Payment and will be entitled to receive only his base salary through the effective date of termination. In the event of Dr. Bollon’s termination without cause (i.e., following a constructive termination event or on Dr. Bollon’s death) or as a result of a disability, Dr. Bollon will be entitled to receive a Severance Payment. For purposes hereof, “Severance Payment” will mean:

  equal monthly installments at the base salary rate then in effect, payable on the first day of the month following termination and continuing for a period of the earlier of expiration of the term of Dr. Bollon’s Employment Agreement or the completion of 12 months following termination (in either case, the “Bollon

  Severance Payment Period”), provided that in no event will the Bollon Severance Payment Period be less than 6 months; and
  during the Bollon Severance Payment Period, benefits substantially similar to those which Dr. Bollon was receiving during his employment with us.

     As partial consideration for his base salary, Dr. Bollon agreed that he would not, during the term of his employment agreement, directly or indirectly invest or engage in an y business that competes with our business or accept any employment or render services to any business that competes with our business, except that Dr. Bollon would be permitted to own up to 5% of any outstanding class of securities of any public company. In addition, Dr. Bollon agreed that, for a period of one year following termination of his employment agreement, he would not engage, hire, employ or solicit the employment of any employee of ours. Further, under the terms of Dr. Bollon’s employment agreement and a Technology Assignment Agreement dated October 31, 2003, Dr. Bollon agreed to assign to us all of his right, title and interest in and to any and all inventions, discoveries, developments, improvements, techniques, designs and data related to blood substitutes. Finally, under the terms of Dr. Bollon’s employment agreement and a confidentiality, proprietary information and inventions agreement, dated October 31, 2003, Dr. Bollon agreed not to use or disclose any of our confidential information or trade secrets at any time.

     Under the terms of our letter agreement, dated as of July 15, 2004, with Dr. Bollon, Dr. Bollon agreed to continue to serve as our full-time Chairman, Chief Executive Officer and President in accordance with his employment agreement, which was further amended to provide that we will pay Dr. Bollon a base salary at the rate of $120,000 per annum, which was deferred on October 13, 2004 and paid to Dr. Bollon out of the proceeds of our private placement in October 2004. Commencing as of October 13, 2004 and through such time as we complete a subsequent financing of $10.0 million, if any, Dr. Bollon has agreed to continue to serve as our full-time President, Chief Executive Officer and Chairman in exchange for an adjusted base salary equal to $150,000 per annum, payable in accordance with his employment agreement.

     Under a Letter Agreement with Dr. Bollon, dated January 3, 2005, we extended the term of his employment to October 6, 2007. under an Amendemdnt to Dr. Bollon’s employment agreement, dated April 6, 2005, we agreed that, effective as of the first business day of the first month following our consummation of equity and bank financings having gross proceeds to us of at least $10.0 million (and in which at least 50% of such proceeds were derived from equity financings), Dr. Bollon’s base salary will be increased to $210,000. We further agreed that, so long as Dr. Bollon remains employed by us as Chairman, President and Chief Executive Officer, then on October 6 of each year, starting as of the first October 6 following the consummation of such a $10.0 million financing, Dr. Bollon will be entitled to receive an annual bonus equal to 25% of his then-effective base salary. In the event Dr. Bollon’s employment with us is terminated other than voluntarily by Dr. Bollon or for “just cause” prior to any October 6, however, Dr. Bollon will be entitled to receive a pro rated portion of the bonus that would otherwise have been due to him on such October 6 had he been an employee on such date. Further, we agreed that, on the consummation of such a $10.0 million financing, Dr. Bollon will be entitled to receive a onetime bonus in the amount of $52,500 and the term of his employment will be extended to the three-year anniversary of the closing date of such $10.0 million financing.

     Arrangement with Ghassan Nino. On January 30, 2002, we entered into a letter agreement, under which Mr. Nino agreed to serve as our Interim Chief Executive Officer until such time as the parties later agreed. In exchange for his services as Interim Chief Executive Officer through April 14, 2003, Mr. Nino was entitled to receive $150,000, payment of which was deferred until such time as we raised $4,000,000. On October 31, 2003, we issued to Mr. Nino a 5% subordinated convertible promissory note in the principal amount of $150,000 evidencing our obligation to pay such deferred compensation. under the terms of the Nino note forbearance agreement, dated as of July 15, 2004, Mr. Nino forgave repayment of this note.

     On October 6, 2003, we entered into an employment agreement with Ghassan Nino, under which Mr. Nino agreed to serve as our Vice Chairman and as Chief Financial Officer, on a part time basis, for an initial term of three years, automatically renewable for one-year periods unless otherwise terminated by either party on at least 90 days’ prior written notice. In exchange for his services as Vice Chairman and acting Chief Financial Officer, we agreed to pay Mr. Nino an annual base salary of $210,000 plus annual cost-of-living increases. In addition, we agreed to provide Mr. Nino with customary benefits. The parties agreed that payment of Mr. Nino’s base salary and benefits would be deferred until such time as we raised at least $4.0 million although Mr. Nino has agreed, under the terms of a deferred compensation forbearance agreement with us and Mr. Nino, dated as of July 15, 2004, to forgive all deferred compensation and benefits accrued and owing as of October 13, 2004. In connection with his employment with us, each of Mr. Nino and his affiliates, Nino Partners and Biogress (each stockholders of ours and affiliates of Mr. Nino) entered into a technology assignment agreement, under which each of Mr. Nino, Nino Partners and Biogress agreed to assign to us all of his right, title and interest in and to any and all inventions, discoveries, developments, improvements, techniques, designs and data related to blood substitutes. Under the terms of Mr. Nino’s employment agreement and a confidentiality, proprietary information and inventions agreement, dated October 31, 2003, Mr. Nino agreed not to use or disclose any of our confidential information or trade secrets at any time.

     As of July 15, 2004, Mr. Nino resigned as an employee and officer of ours, under the terms of a separation and release agreement, under which Mr. Nino did not receive any severance payment. Mr. Nino continues to serve as a member of our Board of Directors and as Vice-Chairman of our Board of Directors. As a non-employee director, on each of December 31, 2004 and March 31, 2005, Mr. Nino received an option to purchase 2,500 shares of our common stock at an exercise price of $.85 per share. These options are fully vested and immediately exercisable. On the last day of each calendar quarter for which Mr. Nino continues to serve on our Board, Mr. Nino will receive an additional option to purchase 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the last Friday in such quarter. As a non-employee director, Mr. Nino is also entitled to receive certain director’s compensation.

     Employment Agreement with Mario Feola. On December 14, 2003, we entered into an employment agreement, under which Dr. Feola agreed to serve full time as our Chief Medical Officer in exchange for an annual base salary of $180,000. In addition, we agreed to provide Dr. Feola with customary benefits. Until the consummation of our October 2004 private placement, Dr. Feola served on a part time basis with us. In connection with Dr. Feola’s part time service as our Chief Medical Officer, we agreed to grant Dr. Feola an option to purchase 271,528 shares of our common stock, of which 186,673 options have vested as of May 1, 2005, and the balance of which vests in equal monthly installments of 2,828 options on the completion of each month of service by Dr. Feola, commencing November 30, 2004. The exercise price of Dr. Feola’s options is $.18 per share. under a letter agreement, dated as of July 15, 2004, which amended Dr. Feola’s employment agreement, Dr. Feola agreed to serve as our full-time Chief Medical Officer, commencing October 27, 2004 and through such time as we complete a financing having gross proceeds to us of at least $10.0 million, at an adjusted base salary equal to $60,000 per annum. Following the completion of a $10.0 million financing, if ever, Dr. Feola’s annual base salary may be increased.

     Employment Agreement with Mark Rosenblum. On April 1, 2005, we entered into an employment agreement with Mr. Rosenblum, under which Mr. Rosenblum agreed to serve as our Chief Financial Officer for an initial term of three years, automatically renewable for one-year periods unless otherwise terminated by either party on at least 90 days’ prior written notice. In exchange for his services, we agreed to pay Mr. Rosenblum an annual base salary of $120,000 plus annual cost-of-living increases. In addition, we agreed to provide Mr. Rosenblum with customary benefits, such as health benefits. In addition to Mr. Rosenblum’s base salary and benefits package, we granted to Mr. Rosenblum an option to purchase 75,000 shares of our common stock at an exercise price of $.85 per share, of which 18,750 options will vest on April 1, 2006, and the balance of which will vest in equal monthly installments of 1,562 options on the last day of each calendar month of service completed by Mr. Rosenblum, commencing April 30, 2006. In addition, on completion of each year of service, Mr. Rosenblum will be entitled to receive an additional option to purchase 25,000 shares of our common stock, which will be granted on the anniversary of his employment agreement, at an exercise price equal to the fair market value of our common stock at such time. We also agreed that, following the consummation of a $10.0 million financing, we will reimburse Mr. Rosenblum for reasonable relocation expenses. We have also agreed to increase his base salary to $165,000 following the consummation of a $10.0 million financing. Further, we have agreed that within 10 days following the consummation of a $10.0 million financing, Mr. Rosenblum will be entitled to receive a one-time lump sum amount equal to $3,750 multiplied by the number of months of service completed by Mr. Rosenblum at his initial base salary of $120,000 prior to the consummation of such financing, provided that Mr. Rosenblum will not be entitled to receive an amount in excess of $33,750. At the end of each fiscal year during the term of his employment agreement, Mr. Rosenblum will receive a bonus equal to 25% of his then-effective base salary.

     Mr. Rosenblum’s employment agreement will terminate on the earlier of (1) its expiration, (2) the mutual agreement of the parties, (3) the voluntary termination of Dr. Rosenblum other than as a result of a constructive termination event, (4) Mr. Rosenblum’s death or disability, and (5) termination of Mr. Rosenblum’s employment for cause. In the event of Mr. Rosenblum’s voluntary termination or on termination for cause, Mr. Rosenblum will not be entitled to receive any Severance Payment and will be entitled to receive only his base salary through the effective date of termination. In the event of Mr. Rosenblum’s termination without cause (i.e., following a constructive termination event or on Mr. Rosenblum’s death) or as a result of a disability, Mr. Rosenblum will be entitled to receive a Severance Payment. For purposes hereof, “Severance Payment” will mean:

  equal monthly installments at the base salary rate then in effect, payable on the first day of the month following termination and continuing for a period of the earlier of the expiration of the term of Mr.
  Rosenblum’s employment agreement;
  the expiration of six months following the effective termination date of Mr. Rosenblum’s employment, so long as Mr. Rosenblum has been employed by us for a period of at least 12 consecutive months;
  the expiration of nine months following the effective termination date of Mr. Rosenblum’s employment, so long as Mr. Rosenblum has been employed by us for a period of at least two consecutive years;
  the expiration of 12 months following the effective termination date of Mr. Rosenblum’s employment, so long as Mr. Rosenblum has been employed by us for a period of at least three consecutive years (in either case, the “Rosenblum Severance Payment Period”), provided that in no event will the Rosenblum Severance Payment Period be less than six months; and
  during the Rosenblum Severance Payment Period, benefits substantially similar to those which Mr. Rosenblum was receiving during his employment with us.

     As partial consideration for his base salary, Mr. Rosenblum agreed that he would not, during the term of his employment agreement, directly or indirectly invest or engage in any business that competes with our business or accept any employment or render services to any business that competes with our business, except that Mr. Rosenblum would be permitted to own up to 5% of any outstanding class of securities of any public company. In addition, Mr. Rosenblum agreed that, for a period of one year following termination of his employment agreement, he would not engage, hire, employ or solicit the employment of any employee of ours. Further, Mr. Rosenblum agreed to assign to us all of his right, title and interest in and to any and all inventions, discoveries, developments, improvements, techniques, designs and data related to blood substitutes that he conceives of in the course of his employment with us. Finally, Mr. Rosenblum agreed not to use or disclose any of our confidential information or trade secrets at any time.

     Agreement with Robert Comer. On November 18, 2004, we entered into a consulting agreement with Robert Comer, under which Mr. Comer agreed to provide financial consulting services to us at the rate of $90 per hour. On December 13, 2004, we entered into an amended agreement with Mr. Comer, under which Mr. Comer agreed to serve as our Acting Chief Financial Officer at a rate of $60 per hour until such time as we terminate this amended Agreement. As of January 1, 2005, we entered into an employment agreement with Mr. Comer, under which Mr. Comer agreed to become our employee and to continue to serve as our full-time Acting Chief Financial Officer at a rate of $60 per hour until such time as either party terminates his agreement. As of May 1, 2005, the date on which Mr. Rosenblum joined us as our Chief Financial Officer, we terminated Mr. Comer’s employment with us as our Acting Chief Financial Officer. On April 6, 2005, Mr. Comer joined our Board of Directors and became the Chairman of our Audit Committee. As a non-employee director, on April 6, 2005, Mr. Comer received an option to purchase 15,000 shares of our common stock at an exercise price of $.85 per share. This option is fully vested and immediately exercisable. On the last day of each calendar quarter for which Mr. Comer continues to serve on our Board, Mr. Comer will receive an additional option to purchase 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the last Friday in such quarter. As a non-employee director, Mr. Comer is also entitled to receive certain director’s compensation.

Agreement with Robert Baron. Mr. Baron has served as a member of our Board of Directors since November 11, 2004. As a non-employee director, on joining our Board, Mr. Baron received an option to purchase 15,000 shares of our common stock at an exercise price of $.85 per share. This option is fully vested and is immediately exercisable. On each of December 31, 2004 and March 31, 2005, Mr. Baron also received an option to purchase 2,500 shares of our common stock at an exercise price of $.85 per share. These options are fully vested and immediately exercisable. On the last Friday of each calendar quarter for which Mr. Baron continues to serve on our Board, Mr. Baron will receive an additional option to purchase 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the last Friday in such quarter. As a non-employee director, Mr. Baron is also entitled to receive certain director’s compensation.

     Arrangement with Dr. Jan Simoni. Dr. Simoni is not employed by us. Dr. Simoni’s activities related to research and development, production, regulatory and clinical testing are covered under the sponsored research agreement, under which Texas Tech has agreed to pay Dr. Simoni’s compensation, subject to reimbursement by us through other payments due by us to Texas Tech under our sponsored research agreement.

     Arrangement with Walter Haeussler. Mr. Haeussler has served as a member of our Board of Directors since October 31, 2003. In exchange for his services as one of our directors, on October 31, 2003, we granted to Mr. Haeussler an option to purchase 27,152 shares of our common stock at an exercise price of $0.18 per share, of which 15,184 options have vested as of April 1, 2005, and the balance of which will vest in equal monthly installments of 566 options on the completion of each month of service by Mr. Haeussler, commencing November 30, 2004. In addition, as a non-employee director, on each of December 31, 2004 and March 31, 2005, Mr. Haeussler received an option to purchase 2,500 shares of our common stock at an exercise price of $.85 per share. These options are fully vested and immediately exercisable. On the last Friday of each calendar quarter for which Mr. Haeussler continues to serve on our Board, Mr. Haeussler will receive an additional option to purchase 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the last Friday in such quarter. As a non-employee director, Mr. Haeussler is also entitled to receive certain director’s compensation.

     Arrangement with Bernhard Mittemeyer. Dr. Mittemeyer has served as a member of our Board of Directors since December 10, 2004, though he previously provided certain advisory services to us under an advisory services agreement, dated November 5, 2003. When Dr. Mittemeyer joined our Board as a director, we terminated Dr. Mittemeyer’s advisory services agreement. In exchange for his advisory services, we previously granted to Dr. Mittemeyer an option to purchase 27,152 shares of our common stock at an exercise price of $.18 per share, of which 10,184 options have vested and the balance of which vests in equal monthly installments of 566 options on the completion of each month of service by Dr. Mittemeyer, commencing November 30, 2004. In addition, we agreed to grant to Dr. Mittemeyer, at the end of each year of service, an additional option to purchase 5,430 shares of our common stock, 25% of which will become exercisable on the first anniversary of the date of grant and the balance will become exercisable in equal monthly installments on completion of each month of service. Accordingly, on November 4, 2004, we granted to Dr. Mittemeyer an option to purchase 5,430 shares of common stock at an exercise price of $.85 per share. No part of this option has vested as of May 1, 2005. on joining our Board on December 10, 2004, Dr. Mittemeyer received an option to purchase 15,000 shares of our common stock at an exercise price of $.85 per share. This option vested fully and is exercisable immediately. As a non-employee director, on each of December 31, 2004 and March 31, 2005, Dr. Mittemeyer also received an option to purchase 2,500 shares of our common stock at a exercise price of $.85 per share. These options are fully vested and immediately exercisable. On the last day of each calendar quarter for which Mr. Mittemeyer continues to serve on our Board, Mr. Mittemeyer will receive an additional option to purchase 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the last Friday in such quarter. As a non-employee director, Dr. Mittemeyer is also entitled to receive certain director’s compensation.

Consulting Agreements

     Advisory Services Agreement with Ronald Blanck. On November 4, 2003, we entered into an advisory services agreement with Ronald Blanck, under which Mr. Blanck agreed to provide advisory services to us until such time as either party terminates such advisory services agreement on at least 30 days prior written notice. In exchange for his services, we granted to Mr. Blanck an option to purchase 10,861 shares of our common stock at an exercise price of $.18 per share, of which 3,845 options have vested as of May 1, 2005, and the balance of which vests in equal monthly installments of 226 options on the completion of each month of service by Mr. Blanck, commencing November 30, 2004. In addition, we agreed to grant to Mr. Blanck, at the end of each year of service, an additional option to purchase 2,715 shares of our common stock, 25% of which will become exercisable on the first anniversary of the date of grant and the balance will become exercisable in equal monthly installments on completion of each month of service. Accordingly, on November 4, 2004, we granted to Mr. Blanck an option to purchase 2,715 shares at an exercise price of $.85 per share.

     Advisory Services Agreement with Frederick Frank. On November 14, 2003, we entered into an advisory services agreement with Fred Frank, under which Mr. Frank agreed to provide advisory services to us until such time as either party terminates Mr. Frank’s advisory services agreement on at least 30 days prior written notice. In exchange for his services, we granted to Mr. Frank an option to purchase 54,305 shares of our common stock at an exercise price of $.18 per share, of which 19,231 options have vested as of May 1, 2005, and the balance of which vests in equal monthly installments of 1,131 options on completion of each month of service by Mr. Frank, commencing November 30, 2004.

     Advisory Services Agreement with Tom Shires. On December 4, 2003, we entered into an advisory services agreement with Tom Shires, under which Dr. Shires agreed to provide advisory services to us until such time as either party terminates the Dr. Shires’ advisory services agreement on at least 30 days prior written notice. In exchange for his services, we granted to Dr. Shires an option to purchase 10,861 shares of our common stock at an exercise price of $.18 per share, of which 3,619 options have vested as of May 1, 2005, and the balance of which vests in equal monthly installments of 226 options on the completion of each month of service completed by Dr. Shires, commencing December 31, 2004. In addition, we agreed to grant to Dr. Shires, at the end of each year of service, an additional option to purchase 2,715 shares of our Common Stock, 25% of which will become exercisable on the first anniversary of the date of grant and the balance will become exercisable in equal monthly installments on completion of each month of service. Accordingly, on December 4, 2004, we granted to Dr. Shires an option to purchase 2,715 shares of common stock at an exercise price of $.85 per share.

Advisory Services Agreement with Lawrence Helson. On October 14, 2004, we entered into an advisory services agreement with Lawrence Helson, under which Dr. Helson agreed to provide advisory services in the areas of oncology, immunology and related are and clinical development until such time as either party terminates his agreement on at least 30 days’ prior written notice. In exchange for his services, we granted to Dr. Helson an option to purchase 15,000 shares of our common stock at an exercise price of $.85 per share, of which 3,750 options will vest on the first anniversary of his advisory services agreement and the balance of which vests in equal monthly installments of 312 options on the completion of each month of service by Dr. Helson. In addition, Dr. Helson is entitled to receive a payment of $1,500 per month for his services to us.

     In connection with their respective employment, consulting and advisory agreements, each of the foregoing individuals have either entered into separate confidentiality, proprietary information and inventions agreements or else such confidentiality provisions were contained in each individual’s employment, consulting or advisory agreement. In addition, we have entered into director indemnification agreements with each of Mr. Nino, Dr. Bollon and Mr. Haeussler, Robert Baron, Bernard Mittemeyer, Mark Rosenblum and Robert Comer under which we have agreed to indemnify each of Mr. Nino, Dr. Bollon, Mr. Haeussler, Mr. Baron, Dr. Mittemeyer, Mr. Rosenblum and Robert Comer from and against all claims that may be brought against them as a result of their position as a member of our Board of Directors.

BioLink Consulting Agreement

     On May 26, 2004, we entered into a consulting agreement with BioLink Life Sciences, Inc. which became effective on October 13, 2004. Deanna Nelson, who became our Regulatory Affairs consultant on October 13, 2004 is the President of BioLink. Under the consulting agreement, BioLink has agreed to oversee our regulatory affairs in connection with the development and commercialization of HemoTech. The initial term of BioLink’s consulting agreement will be for a period of one year, commencing as of October 13, 2004. The agreement will be automatically renewed for additional one-year periods unless either party notifies the other in writing at least 30 days in advance of the end of the initial term or any renewal term. In addition, either party may immediately terminate the consulting agreement on a material breach of the agreement by the other party that is not cured within 30 days of written notice thereof. In addition, we have agreed to pay BioLink $250 per hour (up to $10,000 in any month). Further, we have agreed to reimburse BioLink for reasonable and customary expenses in excess of $50 per month in connection with BioLink’s performance under the consulting agreement. under the terms of the consulting agreement, BioLink agreed not to use or disclose any confidential information about us during the term of the agreement and for a period of 5 years thereafter. BioLink agreed not to disclose any of BioLink’s confidential information to us except with our prior written consent. BioLink assigned to us all of

BioLink’s right, title and interest in and to any work product that is developed by BioLink as a result of its performance under the agreement. The parties agreed to indemnify one another for all claims, damages, expenses and losses incurred or suffered by such party as a result of its performance under the agreement unless such claims, damages, expenses and losses are a result of such party’s gross negligence or willful misconduct. Except for the fraud, wrongful misconduct or gross negligence of BioLink, BioLink’s total liability under the consulting agreement will be limited to the amount of fees received by it (or to which it may be entitled) under the agreement during the 3-month period immediately preceding the event giving rise to such liability. Similarly, except for the fraud, wrongful misconduct or gross negligence by us, our total liability under the consulting agreement will be limited to the amount of fees paid by (or obligated to be paid by) us to BioLink for services rendered to us prior to the event giving rise to such liability. In the event we cease development of HemoTech during the term of the consulting agreement for a reason other than any fault of BioLink, we have agreed to pay BioLink all accrued but unpaid fees and expenses plus a onetime cancellation fee in the amount of $10,000.

2003 Stock Option/Stock Issuance Plan

     Our 2003 Stock Option/Stock Issuance Plan is intended to motivate participants by means of stock options and restricted shares to achieve our long-term performance goals and to enable our employees, officers, director and consultants to participate in our long-term growth and financial success. The Plan is administered by our Board of Directors and currently authorizes the issuance and grant of options for a maximum of 1,629,168 shares. The stock options granted under the Plan will be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options must be granted at an exercise price of not less than the fair market value of our common stock at the time of grant and incentive stock options granted to 10% or greater stockholders of ours must be granted at an exercise price of not less than 110% of the fair market value of our common stock on the date of grant. If any award under the Plan terminates, expires unexercised or is cancelled, the shares of common stock that would otherwise have been issuable pursuant thereto will be available for issuance under the grant of new awards. As of May 1, 2005, 1,219,387 shares of our common stock are issuable on exercise of options granted under the Plan. As of May 1, 2005, we have not issued any shares of common stock under the Plan. The Plan will terminate on October 30, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the number of shares of our common stock beneficially owned on May 1, 2005 by:

  each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;
  each of our directors and executive officers; and
  all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired on exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the optionees. Subject to any applicable community property laws, the persons or entities named in the table below have sole voting and investment power with respect to all shares indicated as beneficially owned by them. The following table gives effect to a 0.543056 -for-one reverse stock split effected by us on September 20, 2004.

     The address of each of the persons listed below is c/o Hemobiotech, Inc., 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254.

			Percentage of
	Number of Shares		Shares Beneficially
	Beneficially Owned		Owned(1)

Nino Partners, LLC (2)	2,851,047		28.2%
Arthur P. Bollon, Ph.D. (3)	1,710,309	(3)	16.20%(3)
Ghassan Nino (4)	4,161,883	(4)	41.23%(4)
Mark J. Rosenblum (5)	—	(5)	—%(5)
The Texas Tech University System	814,585	(6)	8.0%(6)
Dr. Mario Feola (7)	192,329	(7)	1.86%(7)
Walter Haeussler (8)	18,816	(8)	*%(8)
Robert Baron (9)	57,795	(9)	*%(9)
Bernhard Mittemeyer (10)	33,816	(10)	*%(10)
Robert Comer (11)	17,500	(11)	*%(11)
Jan Simoni (12)	(12)		—%(12)
Meyers Associates, L.P. (13)	1,687,960	(14)	15.5%(14)
Bruce Meyers (13)	2,753,848	(15)	23.8%(15)
All directors and executive officers as a group (9 persons)	6,157,153		56.7%(16)
* Less than 1% of outstanding shares.

(1)	Based on 10,093,550 shares of common stock outstanding on May 1, 2005, as calculated in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, this includes shares owned by a spouse, minor children and any entities owned or controlled by the named person. It also includes shares that any named person has the right or option to acquire within 60 days of the date of this report. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Nino Partners LLC is an affiliate of Ghassan Nino, our Founder and Vice Chairman of the Board of Directors. Mr. Nino is the Managing Member of Nino Partners and, as such, has sole voting and dispositive power with respect the shares of our common stock owned by Nino Partners.

(3)	Dr. Bollon is our Chairman, President and Chief Executive Officer. The number of shares of common stock that Dr. Bollon could be deemed to beneficially own includes:

	•	860,502 shares of our common stock owned of record by Dr. Bollon;

	•	217,223 shares of our common stock owned of record by Biogress, of which Dr. Bollon is a principal member and founding partner;

	•	an option to purchase 461,584 shares (calculated through July 1, 2005 in order to reflect options that will vest within the next 60 days) at an exercise price of $.20 per share; and

	•	an aggregate of 117,000 shares of our common stock owned of record by various relatives of Dr. Bollon, as follows: 40,000 shares owned by each of Erica Bollon (Dr. Bollon’s daughter) and Marc Bollon (Dr. Bollon’s son), 5,000 shares owned by each of Marsha Black (Dr. Bollon’s sister-in-law), Sheila Diane Porterfield (Dr. Bollon’s sister-in-law), Ives Porterfield (Dr. Bollon’s mother-in-law), Michael Black (Dr. Bollon’s nephew), Austin Black (Dr. Bollon’s grand nephew), Arthur Bollon. Sr. (Dr. Bollon’s father), and Richard Bollon (Dr. Bollon’s brother), and 1,000 shares owned by each of Donna Bollon (Dr. Bollon’s niece) and Richard Bollon, Jr., (Dr. Bollon’s nephew).

The number of shares of common stock that Dr. Bollon could be deemed to beneficially own does not include options to purchase an additional 190,084 shares of our common stock at an exercise price of $.20 per share, which will vest in monthly increments of 9,050 options on the completion of each month of service by Dr. Bollon. Dr. Bollon’s options will expire on October 31, 2008. Dr. Bollon disclaims beneficial ownership of all shares owned of record by each of his relatives listed above, and such shares will be subject to the same rights and restrictions as those shares of common stock beneficially owned by Dr. Bollon.

(4)	Ghassan Nino is our Founder and Vice-Chairman of our Board. The number of shares of common stock that Mr. Nino could be deemed to beneficially owned includes:

	•	217,223 shares of our common stock owned of record by Biogress, of which Mr. Nino is a principal member and founding partner;

	•	2,851,047 shares of our common stock owned of record by Nino Partners, LLC, of which Mr. Nino is Managing Member;

	•	1,086,113 shares of our common stock owned of record by Mr. Nino;

	•	an option to purchase 2,500 shares of our common stock, granted to Mr. Nino on December 29, 2004, at an exercise price of $.85 per share (which was fully vested and immediately exercisable on issuance and expires on December 29, 2014);

	•	an option to purchase 2,500 shares of our common stock granted to Mr. Nino on March 31, 2005, at an exercise price of $.85 per share (which was fully vested and immediately exercisable on grant and expires on March 1, 2015); and

	•	an option to purchase 2,500 shares of our common stock which will be granted to Mr. Nino on June 30, 2005, if he remains a non-employee director at such time, at an exercise price equal to the fair market value of our common stock as of the last Friday of June. This option will be fully vested and immediately exercisable on the date of grant.

In addition, Mr. Nino will be entitled to receive an additional 2,500 options at the end of each calendar quarter during which Mr. Nino continues to serve on our Board, at an exercise price of equal to the fair market value of our common stock on the last Friday of such quarter.

(5)	Mr. Rosenblum is our Chief Financial Officer. The number of shares of common stock that Mr. Rosenblum could be deemed to beneficially own does not include options to purchase 75,000 shares of our common stock at an exercise price of $.85 per share, of which 37,500 options will vest on May 1, 2006, and the balance of which will vest in monthly increments of 1,041 options on the completion of each month of service by Mr. Rosenblum. Mr. Rosenblum’s options will expire on April 1, 2015.

(6)	Under the terms of the license agreement with Texas Tech, in lieu of receiving royalty payments under the license agreement, we agreed to issue to Texas Tech a payment equal to 5% of our then-authorized capital stock, subject to anti-dilution protection until such time as our had expended $15.0 million in capital on researching, developing, testing and commercializing HemoTech. In lieu of issuing these additional shares of our common stock to Texas Tech, Texas Tech agreed, under the terms of a letter agreement with us, dated May 20, 2004, to accept an additional 135,764 shares of our common stock and an aggregate payment of $60,000 (including payment of patent maintenance costs and expenses paid by Texas Tech in accordance with the license agreement and sponsored research agreement). As Chancellor of Texas Tech, David Smith has sole voting and dispositive power with respect the shares of our common stock owned by Texas Tech.

(7)	Dr. Feola is our Chief Medical Officer. The number of shares of common stock that Dr. Feola could be deemed to beneficially own includes an option to purchase 192,329 (calculated through July 1, 2005 in order to reflect options that will vest within the next 60 days). The number of shares of common stock beneficially owned by Dr. Feola does not include options to purchase 79,199 additional shares of our common stock, which will vest in equal monthly increments of 2,828 options on the completion of each month of service by Dr. Feola. The exercise price of all of Dr. Feola’s options is $.20 per share. The options will expire on December 14, 2013.

(8)	Walter Haeussler is one of our Directors. The number of shares of common stock Mr. Haeussler could be deemed to beneficially own includes:

	•	an option to purchase 11,316 shares of our common stock (calculated through July 1, 2005 in order to reflect options that will vest within the next 60 days) at an exercise price of $.20 per share. This option will expire on October 31, 2013;

  an option to purchase 2,500 shares of our common stock, granted to Mr. Haeussler on December 31, 2004, at an exercise price of $.85 per share (which was fully vested and immediately exercisable on grant and expires on December 29, 2014);
  an option to purchase 2,500 shares of our common stock granted to Mr. Haeussler on March 31, 2005, at an exercise price of $.85 per share (which was fully vested and immediately exercisable on grant and expires on March 31, 2015); and
  an option to purchase 2,500 shares of our common stock which will be granted to Mr. Haeussler on June 30, 2005, if he remains a non-employee director at such time, at an exercise price equal to the fair market value of our common stock as of the last Friday of June. This option will be fully vested and immediately exercisable on the date of grant.

As a non-employee director, Mr. Haeussler will be entitled to receive an additional 2,500 options at the end of each calendar quarter during which Mr. Haeussler continues to serve on our Board, at an exercise price equal to the fair market value of our common stock on the last Friday of such quarter. The number of shares of common stock beneficially owned by Mr. Haeussler does not include options to purchase 15,836 additional shares of our common stock, which will vest in equal monthly increments of 566 options on the completion of each month of service by Mr. Haeussler. The exercise price of this option is $.20 per share.

(9)	Robert Baron is one of our Directors. The number of shares of common stock Mr. Baron could be deemed to beneficially own includes:

	•	35,295 shares of our common stock underlying the unit purchased by Mr. Baron in our October 2004 private placement (of which 8,824 shares were issued on October 27, 2004, 17,647 shares of which are issuable on exercise of the warrant underlying such unit, and 8.824 shares of which are issuable on conversion of the note underlying such unit);

	•	an option to purchase 15,000 shares of common stock, at an exercise price of $.85 per share (which was fully vested and exercisable immediately on issuance and expires on November 11, 2014);

	•	an option to purchase 2,500 shares of our common stock, granted to Mr. Baron on December 29, 2004, at an exercise price of $.85 per share (which was fully vested and exercisable immediately on issuance and expires on December 29, 2014);

	•	an option to purchase 2,500 shares of our common stock, granted to Mr. Baron on March 31, 2005, at an exercise price of $.85 per share (which was fully vested and immediately exercisable on grant and expires on March 31, 2015); and

	•	an option to purchase 2,500 shares of our common stock which will be granted to Mr. Baron on June 30, 2005, if he remains a non-employee director at such time, at an exercise price equal to the fair market value of our common stock as of the last Friday of June. This option will be fully vested and immediately exercisable on the date of grant.

As a non-employee director, Mr. Baron will be entitled to receive an additional 2,500 options at the end of each calendar quarter during which Mr. Baron continues to serve on our Board, at an exercise price equal to the fair market value of our common stock on the last Friday of such quarter. The number of shares of our common stock that Mr. Baron could be deemed to beneficially own does not include his pro rata shares of the approximately 794,118 shares of common stock that we may, in our sole discretion, issue in payment of accrued but unpaid interest on our 10% convertible unsecured notes. Mr. Baron is one of the selling stockholders listed in this prospectus.

(10)	Bernhard Mittemeyer is one of our Directors. The number of shares of common stock that Dr. Mittemeyer could be deemed to beneficially own includes:

	•	an option to purchase 11,316 shares of our common stock (calculated through July 1, 2005 in order to reflect options that will vest within the next 60 days) at an exercise price of $.20 per share. This option will expire on November 5, 2013;

	•	an option to purchase 15,000 shares of common stock at an exercise price of $.85 per share (which was fully vested and exercisable immediately on issuance and expires on December 10, 2014);

  an option to purchase 2,500 shares of our common stock, granted to Dr. Mittemeyer on December 29, 2004, at an exercise price of $.85 per share (which was fully vested and exercisable immediately on issuance and expires on December 29, 2014);
  an option to purchase 2,500 shares of our common stock, granted to Dr. Mittemeyer on March 31, 2005, at an exercise price of $.85 (which will be fully vested and exercisable immediately on grant and expires on March 31, 2015); and
  an option to purchase 2,500 shares of our common stock which will be granted to Dr. Mittemeyer on June 30, 2005, if he remains a non-employee director at such time, at an exercise price equal to the fair market value of our common stock as of the last Friday of June. This option will be fully vested and immediately exercisable on the date of grant.
As a non-employee director, Dr. Mittemeyer will be entitled to receive an additional 2,500 options at the end of each calendar quarter during which Dr. Mittemeyer continues to serve on our Board, at an exercise price equal to the fair market value of our common stock on the last Friday of such quarter. The number of shares of common stock beneficially owned by Dr. Mittemeyer does not include an option to purchase 15,836 additional shares of our common stock at an exercise price of $.20 per share, which will vest in equal monthly increments of 566 options on the completion of each month of service by Dr. Mittemeyer. This option expires on November 5, 2013; and
  an option to purchase 5,430 additional shares of our common stock at an exercise price of $.20 per share, 50% of which will vest on November 5, 2004, and the remainder of which will vest in equal monthly increments. This option expires on November 4, 2014.
(11)	Mr. Comer is one of our Directors. This number represents:

• an option to purchase 15,000 shares of our common stock granted to Mr. Comer on April 6, 2005 at an exercise price of $.85 per share when Mr. Comer joined our Board. This option was fully vested and immediately exercisable on grant and will expire on April 6, 2015; and

• an option to purchase 2,500 shares of our common stock which will be granted to Mr. Comer on June 30, 2005, if he remains a non-employee director at such time, at an exercise price equal to the fair market value of our common stock as of the last Friday of June. This option will be fully vested and immediately exercisable on the date of grant.

(12)	Dr. Jan Simoni is serving as our Acting Vice President and Principal Investigator of Research and Development but is employed directly by Texas Tech. He does not own any shares of our common stock and has not received an option to purchase any shares of our common stock.

(13)	Meyers Associates, L.P. acted as our placement agent with respect to our October 2004 private placement.

(14)	The number of shares of common stock that Meyers Associates could be deemed to beneficially own includes:

• 900,000 shares of our common stock, issued to Meyers Associates in connection with our October 2004 private placement (please see the following paragraphs for more detail about this issuance); and

• a warrant to purchase an aggregate of 787,960 shares of our common stock at an exercise price of $.90 per share (please see the following paragraphs for more detail about this issuance).

Prior to the commencement of our October 2004 private placement, Meyers Associates issued to us a promissory note in the principal amount of $30,000 in exchange for our issuance to Meyers of 3,000,000 shares of our common stock, which number of shares was equal to 30% of our capitalization immediately prior to the completion of our October 2004 private placement. In accordance with the terms of the promissory note, such 3,000,000 shares will vest and be issued to Meyers Associates as follows: (A) 1,500,000 of such shares, or 50%, have vested and have been issued to Meyers Associates as of the date of this prospectus, and $15,000 principal amount of the promissory note, plus accrued but unpaid interest thereon, has became due and payable as a result (according to a letter from Meyers Associates, dated December 27, 2004, but received by us after January 18, 2005, however, Meyers Associates allocated 900,000 of these shares to itself, 375,000 of these shares to Bruce Meyers, Meyers Associates’ President,

225,000 of these shares to Imtiaz Khan, Meyers Associates’ Vice President); (B) an additional 500,000 shares, or 16.6%, will vest and be issued to Meyers Associates on our completion of a financing transaction in which Meyers Associates represents us within 12 months after the date of this prospectus, resulting in gross proceeds to us of not less than $2,000,000, at which time an additional $5,000 principal amount of the promissory note, plus any accrued but unpaid interest thereon, will become due and payable as a result; and (C) an additional 1,000,000 shares, or 33.3%, will vest on our completion of a separate financing transaction in which Meyers Associates represents us within 12 months after the date of this prospectus, resulting in gross proceeds to us of not less than $6,000,000, at which time an additional $10,000 principal amount of the promissory note, plus any accrued but unpaid interest thereon, will become due and payable as a result. In the event of a default under the promissory note that is not cured within the applicable cure period and in the event Meyers Associates fails to timely complete any of the financings described above, then in each such case the shares that would otherwise have vested in Meyers Associates had such default or failure not occurred will immediately be forfeited and the principal amount of the promissory note will be reduced in an amount corresponding to the value of such shares. With respect to a specific future offering, in the event we fail to give Meyers Associates the right to exercise a required right of first refusal, the shares that would otherwise have vested in Meyers Associates with respect to such future offering will vest immediately on Meyers Associates’ payment of the aggregate purchase price therefor under the promissory note. With respect to a specific future offering, in the event Meyers Associates exercises its right of first refusal but fails to consummate such future offering in the applicable timeframe described above, then the shares that would otherwise have vested in Meyers Associates with respect to such future offering will be immediately forfeited and the principal amount of the promissory note will be reduced in an amount corresponding to the value of such shares. With respect to a specific future offering, in the event Meyers Associates fails to exercise its right of first refusal, then the shares that would otherwise have vested in Meyers Associates with respect to such future offering will be immediately forfeited and the principal amount of the promissory note will be reduced in an amount corresponding to the value of such shares. Bruce Meyers, President of Meyers Associates, holds the voting and dispositive power with respect to the shares of our common stock owned by Meyers Associates. Meyers Associates disclaims beneficial ownership of any shares of our common stock owned of record by any individual other than Meyers Associates.

In connection with our October 2004 private placement, we also issued to Meyers Associates a warrants to purchase up to an aggregate of 2,382,372 shares of our common stock at an exercise price of $0.90 per share, which we issued to Meyers Associates on the consummation of our October 2004 private placement. According to a letter from Meyers Associates, dated December 27, 2004 but not received by us until after January 18, 2005, and a letter from Meyers Associates, dated February 2005, however, Meyers Associates allocated

  787,960 of these warrants to itself;
  690,888 of these warrants to Bruce Meyers, Meyers Associates’ President;
  441,180 of these warrants to Imtiaz Khan, Meyers Associates’ Vice President;
  44,118 warrants to Dr. Lawrence Helson, one of our consultants and a consultant to Meyers Associates during our October 2004 private placement;
  19,411 warrants to Michael Hamblett, one of the selling stockholders listed in this prospectus and an affiliate of Starboard Capital Markets, LLC, a registered broker-dealer and member of the selling group that assisted Meyers Associates in our October 2004 private placement;
  97,059 warrants to Max Communications, Inc., a member of the selling group that assisted Meyers Associates in our October 2004 private placement;
  8,824 warrants to Starboard Capital Markets, LLC, a registered broker-dealer and member of the selling group that assisted Meyers Associates in our October 2004 private placement; and
  the remainder to certain other officers, employees and affiliates of Meyers Associates, all of whom are individuals.

Bruce Meyers, President of Meyers Associates, holds the voting and dispositive power with respect to the shares of our common stock owned by Meyers Associates. Richard Molinsky (one of our selling stockholders) is the President of Max Communications and, as such, holds the voting and dispositive power with respect to the shares of our common stock issuable to Max Communications on exercise of its warrants. James Dotzam is the Managing Director of Starboard Capital and, as such, holds the voting and dispositive power with respect to the shares of common stock issuable to Starboard Capital on exercise of its warrants.

Meyers Associates disclaims beneficial ownership of all shares owned of record by any individual other than Meyers Associates.

(15)	The number of shares of common stock that Bruce Meyers, President of Meyers Associates, could be deemed to beneficially own includes:

	•	375,000 shares of common stock allocated to Mr. Meyers by Meyers Associates out of the 1,500,000 shares of common stock that we issued to Meyers Associates in connection with our October 2004 private placement;

	•	900,000 shares of our common stock, issued to Meyers Associates in connection with our October 2004 private placemen;

	•	a warrant to purchase an aggregate of 690,888 shares of our common stock at an exercise price of $.90 per share, allocated to Mr. Meyers by Meyers Associates out of the 2,382,273 warrants that we issued to Meyers Associates in connection with our October 2004 private placement; and

	•	warrants to purchase 787,960 shares of our common stock at an exercise price of $.90 per share, issued to Meyers Associates in connection with our October 2004 private placement.

As President of Meyers Associates, Mr. Meyers has voting and dispositive power with respect to the shares of our common stock owned by Meyers Associates and issuable on exercise by Meyers Associates of the foregoing warrants.

(16)	Represents the beneficial ownership of each of Arthur Bollon, Ghassan Nino, Mario Feola, Walter Haeussler, Robert Baron, Bernhard Mittemeyer, Robert Comer, Jan Simoni and Mark Rosenblum.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Voting Agreement

     In order to induce Meyers Associates, L.P. to act as placement agent for our October 2004 private placement, Mr. Nino (co-founder and Vice Chairman of our Board), Nino Partners and Biogress entered into a voting agreement dated as of July 15, 2004, under which Mr. Nino, Nino Partners and Biogress agreed to vote all of their respective shares in the same manner as the majority-in-interest of stockholders who are also our executive officers, and their successors, expressly including Dr. Bollon, on all matters submitted to a vote of our stockholders. The voting agreement expires on October 27, 2006.

Stockholders Agreement

     On October 31, 2003, we entered into a stockholders’ agreement with each of Texas Tech, Dr. Bollon (our Chairman, President and Chief Executive Officer), Mr. Nino, Biogress and Nino Partners, under which we granted to each of such stockholders a right of first offer with respect to all future sales of any shares of our common stock or our convertible securities. Each of these stockholders waived their right of first offer with respect to our October 2004 private placement. In addition, we granted each such stockholder “piggyback registration rights” in connection with our proposed registration of shares of our common stock (other than in an initial public offering). Each of these stockholders has waived their rights to include their shares of common stock in the registration statement of which this prospectus is a part, but there can be no assurance that stockholders will do so with respect to any future registration statement filed by our company.

Founder’s Stock Purchase Agreements

     Between February 4, 2002 and October 31, 2003, our Texas predecessor-in-interest, HemoBioTech, issued an aggregate of 6,896,818 shares of its common stock in exchange for the services of each of the following individuals, having a per share value of .001, as follows:

  217,223 shares of common stock, having an aggregate estimated fair value of approximately $1,000, were issued to Biogress, LLC, an affiliate of Dr. Bollon and Mr. Nino. These shares were issued in partial payment of the interim business and strategic planning, financial planning, e-mail management and maintenance support and organizational support services rendered to us in accordance with our Master Services Agreement with Biogress, under which Biogress also received a fixed fee of $20,000 per month in partial payment of these services. The aggregate value of Biogress’ services to us was $181,000, approximately $1,000 of which was paid by the issuance of 217,223 shares of common stock and the $180,000 of which was evidenced a promissory note that we issued to Biogress, of which $75,000 was repaid out of the proceeds of our October 2004 private placement and the remainder of which was forgiven by Biogress as of July 1, 2004. Dr. Bollon, our President, Chief Executive Officer and Chairman, and Mr. Nino, our Vice Chairman, are the sole owners of Biogress. For more details about the compensation paid to Biogress, please see “Certain Relationships and Related Transactions — Master Services Agreement with Biogress” starting on page 62 hereof.
  977,502 shares of common stock, having an aggregate estimated fair value of approximately $2,000, were issued to Dr. Bollon, our President, Chief Executive Officer and Chairman, in partial payment of services he rendered to us in connection with management, organization, and development services that he rendered to us under his employment agreement, under which Dr. Bollon was also entitled receive a base salary and certain options. The aggregate value of Dr. Bollon’s services to us has been approximately $233,000 to date, approximately $2,000 of which was paid by the issuance of 977,502 shares of common stock and the remainder of which has been paid through payment of a salary and the granting of options to purchase shares of common stock. For more details about the compensation paid to Dr. Bollon to date, please see “Management — Employment Agreement with Arthur Bollon” starting on page 46 ..
  217,223 shares of common stock, having an aggregate estimated fair value of approximately $1,000, were issued to Ascend Mobility, an affiliate of Mr. Nino. These shares were issued in partial payment of operation, organization support, web site development, web hosting and e-mail and monthly technical support services rendered to us in accordance with our Master Services Agreement with Ascend Mobility, under which Ascend Mobility also received a fixed fee of $150,000 in partial payment of these services.
  The aggregate value of Ascend Mobility’s services to us was $175,000, of which $1,000 was paid by the issuance of 217,223 shares of common stock and $174,000 of which was evidenced by a promissory note that we issued to Ascend Mobility, which was paid in full out of the proceeds of our October 2004 private placement. Mr. Nino, our Vice Chairman, is the Founder of Ascend Mobility. For more details about the compensation paid to Ascend Mobility, please see “Certain Relationships and Related Transactions — Master Services Agreement with Ascend Mobility” starting on page 46.
  1,086,113 shares of common stock, having an aggregate estimated fair value of approximately $2,000, were issued to Mr. Nino, our Vice Chairman, for services that he rendered to us as our former President and Chief Executive Officer under his previous employment agreement, under which Mr. Nino was also entitled to receive a base salary. The aggregate value of Mr. Nino’s services to us was approximately $125,000, approximately $2,000 of which was paid by the issuance of 1,086,113 shares of common stock and the remainder of which was evidenced by a promissory note that we issued to Mr. Nino in the principal amount of $150,000. On July 15, 2004, Mr. Nino forgave repayment of this entire note. For more details about the compensation paid to Mr. Nino, please see “Management – Employment Agreement with Ghassan Nino” starting on page 47.
  2,715,280 shares of common stock, having an aggregate estimated fair value of approximately $5,000, were issued to Nino Partners, LLC, an affiliate of Mr. Nino, for business plan development services rendered to us. These services were valued at approximately $5,000. Mr. Nino, our Vice Chairman, is the Managing Member of Nino Partners.
  651,669 shares of common stock, having an aggregate estimated fair value of approximately $1,250, were issued to Evline Nino, the mother of Mr. Nino, our Vice Chairman, for administrative services rendered in connection with the development and preparation of our predecessor-in-interest’s business plan. These services were valued at approximately $1,250.
  217,224 shares of common stock, having an aggregate estimated fair value of approximately $400, were issued to Munir Nino, the brother of Mr. Nino, our Vice Chairman, for administrative and valuation services rendered in connection with the development and preparation of our predecessor-in- interest’s business plan. These services were valued at approximately $400.

  135,765 shares of common stock, having an aggregate estimated fair value of approximately $250, were issued to Marlin Nino, the sister of Mr. Nino, our Vice Chairman, for business consulting services rendered to us in connection with the development and preparation of our predecessor-in- interest’s business plan. These services were valued at approximately $250.
  678,820 shares of common stock, having an aggregate estimated fair value of approximately $1,000, were issued to Texas Tech, our exclusive licensor, and we agreed to fund $1.2 million to Texas Tech over a four- year period, following the receipt of FDA approval of HemoTech, if ever, to support efforts to develop and commercialize other Texas Tech technologies, in order to induce Texas Tech to enter into the license agreement and in lieu of any royalty payments, license fees or sublicensing fees thereunder.

     On October 31, 2003, Ascend, Evline Nino, Munir Nino and Marlin Nino transferred their respective shares to Nino Partners. On October 31, 2003, we entered into separate founder’s stock purchase agreements with each of Texas Tech, Dr. Bollon, Mr. Nino, Biogress and Nino Partners, under which we issued an aggregate of 6,896,818 shares of our common stock in exchange for the 6,896,818 shares of common stock of HemoBioTech, our Texas predecessor-in-interest, held by Texas Tech, Dr. Bollon, Mr. Nino, Nino Partners and Biogress. under these founder’s stock purchase agreements, such stockholders granted to us a right of first refusal with respect to the proposed sale by any such stockholder of any shares of our common stock held by such stockholders. Such right of first refusal terminates on the first sale of our common stock under an effective registration statement. In addition, each of these stockholders agreed that, in connection with any registration of our securities in which their shares are included for resale, it would not sell or otherwise dispose of its shares of our common stock for a period of up to 180 days following the effective date of registration, if so requested by us or by any underwriter involved in such registration.

Placement Agent Note

     Prior to the commencement of our October 2004 private placement, Meyers Associates, L.P., the placement agent in connection with our October 2004 private placement, issued to us a promissory note in the principal amount of $30,000 in exchange for our issuance to Meyers Associates of 3,000,000 shares of our common stock, which number of shares was equal to 30% of our capitalization immediately prior to the completion of our October 2004 private placement. We agreed to sell shares to Meyers Associates in exchange for the promissory note in order to induce Meyers Associates to serve as our placement agent in our October 2004 private placement and in certain possible future offerings.

     In accordance with the terms of the promissory note, such 3,000,000 shares will vest and be issued to Meyers Associates as follows: (A) 1,500,000 of such shares, or 50%, have vested and have been issued to Meyers Associates as of the date of this prospectus, and $15,000 principal amount of the promissory note, plus accrued but unpaid interest thereon, has become due and payable as a result (according to a letter from Meyers Associates, dated December 27, 2004, but received by us after January 18, 2005, however, Meyers Associates allocated 900,000 of these shares to itself, 375,000 of these shares to Bruce Meyers, Meyers Associates’ President, 225,000 of these shares to Imtiaz Khan, Meyers Associates’ Vice President); (B) an additional 500,000 shares, or 16.6%, will vest and be issued to Meyers Associates on our completion of a financing transaction in which Myers Associates represents us within 12 months after the date of this prospectus, resulting in gross proceeds to us of not less than $2,000,000, at which time an additional $5,000 principal amount of the promissory note, plus any accrued but unpaid interest thereon, will become due and payable as a result; and (C) an additional 1,000,000 shares, or 33.3%, will vest on our completion of a separate financing transaction in which Myers Associates represents us within 12 months after the date of this prospectus, resulting in gross proceeds to us of not less than $6,000,000, at which time an additional $10,000 principal amount of the promissory note, plus any accrued but unpaid interest thereon, will become due and payable as a result.

     The promissory note bears interest at a rate of 4% per annum and is payable in accordance with the schedule described above, but in no event later than August 20, 2005. In the event of a default under the promissory note that is not cured within the applicable cure period and in the event Meyers Associates fails to complete any financing referred to in clauses (B) and (C) in the immediately preceding paragraph within the time period set forth above, then in each such case the shares of our common stock that would otherwise have vested in Meyers Associates had such default or failure not occurred will immediately be forfeited and the principal amount of the promissory note will be reduced in an amount corresponding to the value of such shares. In the event we fail to give Meyers Associates the opportunity to exercise a required right of first refusal with respect to any future offering, the shares of our common stock that would otherwise have vested on consummation of such future offering will vest immediately in accordance with schedule described above on payment by Meyers Associates of the outstanding principal and any accrued but unpaid interest on the promissory note corresponding to such shares. In the event Meyers Associates is given the opportunity to exercise the right of first refusal with respect to any future offering but fails to exercise such right, then the shares of our common stock that would otherwise have vested on consummation of such future offering will be forfeited immediately and the then-outstanding principal balance of the promissory note corresponding to such shares, together with any accrued but unpaid interest thereon, will be cancelled immediately.

Issuance of Warrant to Meyers Associates.

     In connection with our October 2004 private placement, we also issued to Meyers Associates a warrant to purchase up to an aggregate of 2,382,372 shares of our common stock at an exercise price of $0.90 per share, which we issued to Meyers Associates on the consummation of our October 2004 private placement in partial payment of placement agent services rendered to us in connection with our October 2004 private placement. According to a letter from Meyers Associates, dated December 27, 2004 but not received by us until after January 18, 2005, and a letter dated February 2005, however, Meyers Associates allocated these warrants as follows:

  787,960 of these warrants to itself. As the President of Meyers Associates, Mr. Meyers holds the voting and dispositive power with respect to the shares of our common stock owned by Meyers Associates;
  690,888 of these warrants to Bruce Meyers, Meyers Associates’ President;
  441,180 of these warrants to Imtiaz Khan, Meyers Associates’ Vice President;
  44,118 warrants to Dr. Lawrence Helson, one of our consultants and a consultant to Meyers Associates during our October 2004 private placement;
  19,411 warrants to Michael Hamblett, one of the selling stockholders listed in this prospectus and an affiliate of Starboard Capital Markets, LLC, a registered broker-dealer and member of the selling group that assisted Meyers Associates in our October 2004 private placement;
  97,059 warrants to Max Communications, Inc., a member of the selling group that assisted Meyers Associates in our October 2004 private placement. As the President of Max Communications, Inc., Richard Molinsky (one of our selling stockholders) holds the voting and dispositive power with respect to the shares of our common stock issuable to Max Communications on exercise of these warrants;
  8,824 warrants to Starboard Capital Markets, LLC, a registered broker-dealer and member of the selling group that assisted Meyers Associates in our October 2004 private placement. As the Managing Director of Starboard Capital, James Dotzam holds the voting and dispositive power with respect to the shares of our common stock issuable to Starboard Capital on exercise of these warrants; and
  the remainder to certain other officers, employees and affiliates of Meyers Associates, all of whom are individuals.
Forfeiture of Common Stock

     Under a forfeiture agreement, dated as of July 15, 2004, by and between us and Nino Partners, Nino Partners, of which Mr. Nino, one of our Founders and our current Vice Chairman, is Managing Member, irrevocably forfeited 1,086,113 shares of our common stock which it owned. Such forfeited shares were cancelled, deposited into our treasury account and have been re-allocated as part of our authorized but unissued shares of common stock. Nino Partners agreed to enter into the forfeiture agreement in order to induce Meyers Associates to serve as placement agent in connection with our October 2004 private placement.

Master Service Agreement with Ascend Mobility, Inc.

     On January 30, 2002, we entered into a master service agreement with Ascend, under which Ascend agreed to provide certain management, technology, organization, financial and strategic growth consulting services to us in exchange for a fee of $150,000 and the issuance of 217,223 shares of our common stock, having an aggregate estimated fair value of approximately $1,000. Ascend is an affiliate of Ghassan Nino, our Vice Chairman. Under the terms of the master services agreement, Ascend agreed not to use or disclose any of our confidential information at any time. On October 31, 2003, Ascend contributed its 217,223 shares of our common stock, together with a related resale obligation, to its affiliate, Nino Partners, of which Ghassan Nino is the manager and principal member. This call right entitles us to repurchase from Nino Partners up to 108,611 shares of our common stock held by Nino Partners at a repurchase price of $2.20 per share at such time as we complete an equity financing having gross proceeds to us of at least $8.0 million. We irrevocably waived our call right in connection with our October 2004 private placement and all future offerings consummated by us.

     On April 8, 2003, the parties entered into an amended master service agreement, under which Ascend agreed to provide certain web site development and hosting and e-mail maintenance and monthly technical support in exchange for a fixed fee of $2,000 per month for an initial period of one year (subject to automatic renewals unless terminated by either party on at least 30 days’ prior written notice), commencing as of April 8, 2003. The parties terminated the original master service agreement as of October 1, 2003. On October 31, 2003, we issued to Ascend a 5% subordinated convertible promissory note in the principal amount of $174,000 evidencing our obligation to pay such fees. The convertible promissory note was initially due and payable on December 31, 2003, but the maturity date of such note was extended to the consummation of the first $2,500,000 of our October 2004 private placement, under an extension and repayment agreement, dated as of July 15, 2004. We repaid this note in full out of the proceeds of our October 2004 private placement. On July 15, 2004, we terminated the master service agreement with Ascend.

Master Service Agreement with Biogress, LLC

     On April 14, 2003, we entered into a master service agreement with Biogress, under which Biogress agreed to provide certain management, technology, organization, financial and strategic growth consulting services to us in exchange for a fixed fee of $20,000 per month and 217,223 shares of our common stock, having an aggregate estimated fair value of approximately $1,000. Ghassan Nino and Arthur Bollon are the sole equity owners of Biogress. Under the terms of the master services agreement, Biogress agreed not to use or disclose any of our confidential information at any time. These shares were subject to a call right which entitles us to repurchase from Biogress up to 108,611 shares of our common stock held by Biogress at a repurchase price of $2.20 per share at such time as we complete an equity financing having gross proceeds to us of at least $8,000,000. This call right expired on December 31, 2004.

     On October 1, 2003, the parties entered into an amended master service agreement, under which Biogress agreed to provide certain web site development and hosting and e-mail maintenance and monthly technical support in exchange for a fixed fee of $60,000 per year for an initial period of two years (subject to automatic renewals unless terminated by either party on at least 90 days’ prior written notice), commencing as of October 1, 2003. On October 31, 2003, we issued to Biogress a 5% subordinated convertible promissory note in the principal amount of $180,000 evidencing our obligation to pay such fees. The convertible promissory note was initially due and payable on December 31, 2003, but the maturity date of such note was extended to the consummation of our October 2004 private placement, under an extension and forbearance agreement, dated as of July 15, 2004. Biogress may from time to time, in its sole discretion, convert all or a portion of its note into shares of our capital stock of the same class or series issued by us in an equity financing in which we sell and issues shares of preferred stock and obtain aggregate proceeds of at least $1.0 million.

     We repaid $75,000 of the convertible promissory note issued out of the proceeds of our October 2004 private placement. under the terms of the extension and forbearance agreement, Biogress agreed to forgive and forbear the remaining $105,000 of the convertible promissory note we issued to Biogress and all accrued but unpaid interest on the note. On July 15, 2004, we terminated the master service agreement with Biogress.

     We believe the terms of each of the agreements listed above in this “Certain Relationships and Related Transactions” section were on terms as favorable as could have been obtained from unrelated third parties.

Related Transaction Policy

     We have no current written policy with respect to entering into transactions with members of management or affiliated companies. Any non-arm’s length transaction we consider will be reviewed and voted on by disinterested members of our Board of Directors and be in accordance with our certificate of incorporation, bylaws and Delaware law.

OCTOBER 2004 PRIVATE PLACEMENT

     In October 2004, we completed a private placement of units, with each unit consisting of one 10% convertible unsecured promissory note in the principal amount of $50,000, 58,824 shares of our common stock and a five-year warrant to purchase 117,648 shares of our common stock at an exercise price of $1.06 per share. We sold 45 units in the private placement at a price of $100,000 per unit, and we received gross cash proceeds of $4.5 million. Our net proceeds were $3.43 million, which includes the aggregate principal amount of our 10% unsecured convertible promissory notes outstanding. Set forth below is a summary of the material terms of our October 2004 private placement, but it may not contain all of the information that is important to you. We urge you to carefully read the transaction agreements and other documents relating to our October 2004 private placement, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” on page 21of this prospectus.

     Under the terms of a placement agency agreement, dated August 20, 2004, Meyers Associates L.P. acted as exclusive placement agent in the private placement sale of up to $2.0 million of units on a “best efforts, all-or-none” basis and an additional $1.5 million of units on a best efforts basis. Under the terms of the placement agency agreement, the parties were permitted to increase the maximum number of units offered to $4.5 million of units.

     The private placement commenced on August 20, 2004, and a closing on $3.5 million of units was held on October 13, 2004. A closing on an additional $1.0 million of units was held on October 27, 2004. The placement agent received a commission of $450,000, or 10% of the gross proceeds from the sale of the units, as well as a non-accountable expense allowance in the amount of $135,000, or 3% of the gross proceeds from the sale of the units. The placement agent also received five-year warrants to purchase up to 2,382,372 shares of our common stock, at an exercise price of $.90 per share, exercisable at any time up through October 27, 2009. Meyers Associates subsequently allocated 1,594,412 of these warrants to Bruce Meyers, Imtiaz Khan, Dr. Lawrence Helson (a member of our Board of Advisors) and Michael Hamblett (one of the selling stockholders named in this prospectus) and certain of its other officers, employees and affiliates, and retained 787,960 of such warrants for itself. Please see “Certain Relationships and Related Transactions - Issuance of Warrants to Meyers Associates” on page 61 for a more detailed description of these allocations. In addition, in exchange for a promissory note in the principal amount of $30,000 issued by the placement agent to our company prior to the commencement of our October 2004 private placement, the placement agent subscribed for 3,000,000 shares of our common stock on a pre-offering basis. Of these shares, 600,000 were subsequently allocated by Meyers Associates to its two principals. Please see “Certain Relationships and Related Transactions — Placement Agent Note” on page 60 for a description of the terms of the placement agent note and for a more detailed description of these allocations.

     In addition, the placement agent has the right to nominate one person to serve as a member of our Board of Directors or, alternatively, at the placement agent’s sole option, to designate one person to attend all meetings of our Board. Accordingly, on November 11, 2004, Robert Baron, Meyers Associate’s Board nominee, was elected to serve on our Board. The right of the placement agent to have a Board designee will terminate when the placement agent no longer owns at least 10% of our outstanding capital stock. We have also agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act.

     Under the terms of the placement agency agreement, if we undertake to complete a subsequent equity or debt financing transaction, the placement agent will have the exclusive right of first refusal for such financing transaction to act as placement agent/underwriter and all future public offerings or private placements (whether debt and equity) proposed to be undertaken by us during the period commencing on October 13, 2004 and ending on October 13, 2007 or three years from the effective date of the registration statement of which this prospectus is a part, whichever is later. If the placement agent represents us in such subsequent financing transaction, it will be entitled to receive a commission of 10% of the gross proceeds from the transaction, as well as a non-accountable expense allowance in the amount of 3% of the gross proceeds from the transaction. In addition, the placement agent will be entitled to receive that number of five-year warrants to purchase shares of our common stock equal to 30% of the aggregate amount of securities sold in such subsequent financing transaction, exercisable at the per share/unit purchase price in such transaction. Further, we will enter into an agreement with the placement agent, under which the placement agent will be entitled to receive $7,500 per month for a period of 24 months following the completion of such subsequent financing transaction, in exchange for rendering financial advisory services to us during that period. Finally, in such event, the placement agent will have the exclusive right of first refusal for all subsequent public offerings or private placements (whether debt and equity) proposed to be undertaken by us during the 18-month period following the consummation of such subsequent financing transaction.

     The units were not registered under the Securities Act and were offered and sold by us only to “accredited” investors (as defined in Rule 501(a) of Regulation D) in reliance on an exemption from registration provided in Sections 3(b) and 4(2) of the Securities Act and under Rule 506 of Regulation D promulgated thereunder. In order to determine that the units sold by us in our October 2004 private placement were properly exempt from registration under Rule 506 of Regulation D, we obtained the assurance of our placement agent that it our Units were being offered and sold only to “accredited investors” (as defined in Rule 501(a) of Regulation D). In addition, prior to consummating our October 2004 private placement, we obtained completed investor questionnaires from each of the selling stockholders, containing, among other things, representations and warranties that each investor is an “accredited” investor (as defined in Rule 501(a) of Regulation D). Further, prior to the commencement of our October 2004 private placement, we made all applicable “blue sky” filings and, within fifteen days following the consummation of our October 2004 private placement, we filed a Form D with the SEC and with all states in which Units had been offered and sold. Accordingly, such shares may not be resold, unless such resales are accomplished under an effective registration statement under the Securities Act, or in transactions that are exempt from the registration requirements of the Securities Act and applicable state securities or “blue sky” laws (and in the case of a purportedly exempt sale, the investor seeking to effect such sale provides at its own expense an opinion of counsel reasonably satisfactory to us that such exemption is, in fact, available). All certificates representing our common stock, notes and warrants comprising the units will bear an appropriate restrictive legend indicating that such securities are subject to restrictions under the subscription agreement and that such securities were not issued in a transaction registered under the Securities Act.

     Under the terms of the placement agency agreement and registration rights agreement we entered into in connection with our October 2004 private placement, we agreed to file the registration statement of which this prospectus is a part with the SEC prior to December 27, 2004 to register for public resale the shares of common stock issued in the October 2004 private placement and issuable on (1) conversion of our 10% convertible unsecured promissory notes, (2) payment, at our sole option, of accrued but unpaid interest on the notes, and (3) exercise of the warrants, and to use our commercially reasonable efforts to have the registration statement of which this prospectus is a part declared effective by the SEC prior to February 24, 2005. In addition, we agreed that, if the registration statement was not declared effective by the SEC prior to February 24, 2005, we would be required to pay to the selling stockholders named in this prospectus additional liquidated damages equal to an aggregate of $90,000 for every 30 consecutive days, pro-rated daily, after February 24, 2005 during which the registration statement is not declared effective by the SEC.

     Because the registration statement was filed initially with the SEC on January 18, 2005, we would have been required to pay to the selling stockholders named in this prospectus an aggregate of $66,000 in cash as liquidated damages. However, under a waiver and extension agreement signed by selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000, such selling stockholders waived their right to receive an aggregate of $62,766 of such liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $66,000 and we are therefore required to pay $3,234 of such $66,000 to the non-waiving selling stockholders. Further, since this registration statement was not declared effective on or by February 24, 2005, and since this registration statement was not declared effective until May 13, 2005, we would have been required to pay the selling stockholders named in this prospectus an aggregate additional payment of at least $195,000, calculated as of May 1, 2005. However, under the waiver and extension agreement, selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000 agreed to waive their right to receive an aggregate of approximately $186,000 of such additional liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $195,000 and we are therefore required to pay approximately $9,000 of such $195,000 to the non-waiving selling stockholders. In addition, since this registration statement was not declared effective until May 13, 2005, we are required to pay all of the selling stockholders named in this prospectus an aggregate of an additional $36,000 for liquidated damages that accrued between May 1, 2005 and May 13, 2005. As of May 13, 2005, we have not paid any part of these liquidated damages.

     We will file another registration statement as soon as practicable to register any additional shares of common stock issuable on conversion of our 10% convertible promissory notes (and in payment of accrued interest thereon) in excess of the 3,441,191 shares of our common stock being registered under this registration statement.

SELLING STOCKHOLDERS

     All of the offered shares are to be offered and sold by our existing security holders. The selling stockholders acquired their shares in our October 2004 private placement. The shares of common stock to be offered by the selling stockholders include (i) 2,647,080 shares of common stock currently issued and outstanding, (ii) 3,441,191 shares of common stock issuable on the conversion of our 10% convertible unsecured promissory notes and issuable and in payment, at our sole option, of interest on the notes, and (iii) 5,294,160 shares of our common stock issuable on the exercise of warrants granted at an exercise price of $1.06 per share.

     In addition, under Rule 416 of the Securities Act, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable on the occurrence of a stock split, stock dividend or other similar transaction.

Beneficial Ownership of Selling Stockholders The table that follows sets forth:
  the name of the selling stockholders;
  certain beneficial ownership information with respect to the selling stockholders, as of May 1, 2005;
  the number of shares that may be sold from time to time by each selling stockholder under this prospectus; and
  the amount (and, if one percent or more, the percentage) of common shares to be owned by each selling stockholder if all offered shares are sold.

     Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Common shares that are issuable on the exercise of outstanding options, warrants or other purchase or conversion rights, to the extent exercisable within 60 days of the date of this table, are treated as outstanding for purposes of computing each selling stockholder’s percentage ownership of outstanding common shares.

     In the event we consummate an initial public offering of our common stock prior to the effective date of this registration statement, each of the selling stockholders has agreed that, if requested by the underwriter in such initial public offering, it will not sell any of the common shares beneficially owned by such selling stockholder for a period of nine months following the consummation of such initial public offering.

	Number of		Number of Shares
	Shares		Beneficially Owned
	Beneficially		After this Offering (4)
	Owned	Shares
	Prior to this	Registered in	Number
Name	Offering (1)(2)	this Offering (3)	of Shares	Percent(4)

Bruce and Kimberly Hoting	58,824	58,824	0	0
John Moss	29,412	29,412	0	0
Martyn and Catherine Till,
as tenants by the entirety	58,824	58,824	0	0
Iain Stewart	235,296	235,296	0	0
Mark Summerfield	117,648	117,648	0	0
Michael Stone	352,943	352,943	0	0
Nicholas Primpas	58,824	58,824	0	0

	Number of		Number of Shares
	Shares		Beneficially Owned
	Beneficially		After this Offering (4)
	Owned	Shares
	Prior to this	Registered in	Number
Name	Offering (1)(2)	this Offering (3)	of Shares	Percent(4)

Bruce Fellows	58,824	58,824	0	0
Mr. and Mrs. Wayne Pensenstadler,
as tenants by the entirety	235,296	235,296	0	0
Mark Avery	58,824	58,824	0	0
Peter Read	117,648	117,648	0	0
Rick van den Toorn	117,648	117,648	0	0
Christine and Mark Stock,
as tenants by the entirety	58,824	58,824	0	0
Landmark Realty Pension Plan (5)	58,824	58,824	0	0
Patrick Wilkens	58,824	58,824	0	0
Andrew R. Mitchell	235,296	235,296	0	0
Robert Baron (6)	35,295	35,295	0	0
Richard Molinsky	117,648	117,648	0	0
Gerard Penfold	58,824	58,824	0	0
Philip Beck	117,648	117,648	0	0
Joseph Rheal Cote	58,824	58,824	0	0
Mohammad Sharif Ghafoor	58,824	58,824	0	0
Mody and Frances Boatwright,
as tenants by the entirety	29,412	29,412	0	0
Jeffrey Miller	29,412	29,412	0	0
Donald Mudd	470,592	470,592	0	0
Larry Peckous	29,412	29,412	0	0
James and Sandra Rexrode,
as tenants by the entirety	29,412	29,412	0	0
Craig and Donald Seitz,
as tenants in common	58,824	58,824	0	0
Terry L. Herwig Revocable Trust (7)	117,648	117,648	0	0
Patrick Cullen and Pat Kenny,
as tenants in common	235,296	235,296	0	0
Gordon Paine	117,648	117,648	0	0
Martin Legge	117,648	117,648	0	0
Hews Associates LLC (8)	235,296	235,296	0	0
John and Georgiana Gimbel,
as tenants by the entirety	235,296	235,296	0	0
Marc Freedman	164,707	164,707	0	0
Jon Jason Jones	70,588	70,588	0	0
Gordon Gregoretti	58,824	58,824	0	0
Michael Hamblett (9)	117,648	117,648	0	0
Kevin Smith	117,648	117,648	0	0
Stoler Family Trust (10)	235,296	235,296	0	0
The Frost National Bank, f/b/o
Renaissance (11) Capital Growth &
Income Fund III, Inc., Trust
No. W00740000	1,176,478	1,176,478	0	0
The Frost National Bank, f/b/o
Renaissance (12) US Growth Investment
Trust PLC, Trust No. W00740100	1,176,478	1,176,478	0	0

	Number of		Number of Shares
	Shares		Beneficially Owned
	Beneficially		After this Offering (4)
	Owned	Shares
	Prior to this	Registered in	Number
Name	Offering (1)(2)	this Offering (3)	of Shares	Percent(4)

The Frost National Bank, f/b/o BFS
US (13) Special Opportunities Trust PLC,
Trust No. WS00118000	1,176,478	1,176,478	0	0
Robert Chernow	235,296	235,296	0	0
Paul LeFevre	117,648	117,648	0	0
Alan Schriber	117,648	117,648	0	0
Gerard Caviston	47,060	47,060	0	0
David Lane	58,824	58,824	0	0
Harold Zagunis	235,296	235,296	0	0
Christopher Convey	58,824	58,824	0	0
Liza Torkan	117,648	117,648	0	0
Richard Hutton	58,824	58,824	0	0
Maloney & Company, LLC (14)	58,824	58,824	0	0
Allan Parbery	58,824	58,824	0	0
Robert & Phyllis Hanfling, as Tenants by
the Entirety	58,824	58,824	0	0
Richard Jorgensen	58,824	58,824	0	0
Alain H. Krakirian Trust (15)	58,824	58,824	0	0
SRG Capital, LLC (16)	58,824	58,824	0	0
Abraham Masliansky	235,296	235,296	0	0
Gary J. Strauss	58,824	58,824	0	0
Robert Seguso	182,354	182,354	0	0
Marion Peebles III	58,824	58,824	0	0
Ned Laybourne	117,648	117,648	0	0
Security Trust Co., as Trustee f/b/o
Corporate Office Properties Trust,
Executive Deferred Compensation Plan
Account of Randall Griffin (17)	117,648	117,648	0	0
R. Briggs Ferguson	58,824	58,824	0	0

TOTALS:	10,588,313	11,382,431	0	0

*	Represents less than 1% of outstanding shares.

(1)	Beneficial ownership as of May 1, 2005 for the selling stockholders based on information provided by the selling stockholders or known to us.

(2)	The number of shares in this column includes:

	•	2,647,080 outstanding shares of our common stock issued as part of units sold in our October 2004 private placement;

	•	up to 5,294,160 shares of our common stock issuable on exercise of outstanding warrants to purchase our common stock, which warrants were included as part of units sold in our October 2004 private placement; and

	•	2,647,073 shares of our common stock, representing our best estimate of the maximum number of shares of our common stock issuable on conversion of an aggregate of $2.25 million principal amount of 10% convertible unsecured promissory notes included as part of units sold in our October 2004 private placement, based on an assumed conversion price of $0.85 per share.

The number of common shares issuable on conversion of our 10% convertible unsecured promissory notes may be more or less than 2,647,073, depending on the actual conversion price of the note at the time of conversion, which is presently indeterminable. The number of shares in this column does not include an indeterminate number of shares of common stock that may be issued, at our sole option, in payment of accrued interest in respect of our 10% convertible unsecured promissory notes under the terms of such notes, which are not deemed to be beneficially owned by the selling stockholders under Rule 13d-3 under the Exchange Act. In the event we desire to pay such accrued but unpaid interest in shares of common stock, we must provide the holder of each of our 10% convertible unsecured promissory notes with at least ten days’ prior written notice. In such event, each noteholder will be entitled to receive that number of shares of common stock equal to (i) the then-accrued but unpaid interest on such holder’s note divided by the average closing bid price for the five consecutive trading days ending not more than three days prior to the date of such notice or (ii) if we have completed a follow-on offering having gross proceeds to us of not less than $4.0 million, the then-accrued but unpaid interest on such holder’s note divided by the conversion price of such note then in effect.

(3)	The total includes all of the shares described in footnote 2 above, plus an additional 794,118 aggregate shares of our common stock representing our best estimate of the aggregate number of shares of our common stock that may be issued, at our sole option, in payment of accrued interest in respect of our 10% convertible unsecured promissory notes under the terms of such notes. Such 794,118 shares are being registered hereby and may be issued, at our sole option, to each of the selling stockholders on a pro rata basis.

(4)	Assumes the sale of all shares of common stock registered under this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(5)	Raymond L. Anilionis is the sole beneficiary of the Landmark Realty Pension Plan and, as such, has sole voting and dispositive power over the shares of our common stock beneficially owned by the Landmark Realty Pension Plan.

(6)	Robert Baron serves as one of our directors.

(7)	Terry L. Herwig is the Trustee of the Terry L. Herwig Revocable Trust and, as such, has sole voting and dispositive power over the shares of our common stock beneficially owned by the Terry L. Herwig Revocable Trust.

(8)	Michael L. Lazar and Ethan Lazar are the Managers of Hews Associates LLC, and together control the voting and dispositive power over the shares of our common stock beneficially owned by Hews Associates.

(9)	Michael Hamblett is an affiliate of Starboard Capital Markets, LLC, which is a registered broker-dealer and which served as a member of the selling group that assisted Meyers Associates in our October 2004 private placement. In connection with the allocation by Meyers Associates of its warrant to purchase 2,382,372 shares of our common stock, Mr. Hamblett received 19,411 of such warrants and Starboard Capital received 8,824 of such warrants.

(10)	Ira P. Stoler is the Trustee of the Stoler Family Trust and, as such, has sole voting and dispositive power over the shares of our common stock beneficially owned by the Stoler Family Trust.

(11)	The Frost National Bank f/b/o/ Renaissance Capital Growth & Income Fund III, Inc., Trust No. W00740000 is a publicly traded Fund.

(12)	The Frost National Bank f/b/o Renaissance U.S. Growth Investment Trust PLC, Trust No. W00740100 is a publicly traded Fund.

(13)	The Frost National Bank f/b/o BFS U.S. Special opportunities Trust PLC, Trust No. WS00118000 is a publicly traded Fund.

(14)	Michael J. Maloney is the Managing Member of Maloney & Company, LLC, and, as such, has sole voting and dispositive power over the shares of our common stock beneficially owned by Maloney & Company.

(15)	Alain H. Krakirian is the Trustee of the Alain H. Krakirian Trust and, as such, has sole voting and dispositive power over the shares of our common stock beneficially owned by the Alain H. Krakirian Trust.

(16)	Tai May Lee and Edwin Mecabe, two members of SRG Capital, have been empowered by a resolution of the board of directors of Gerber Capital Management, Inc., the managing member of SRG Capital, LLC, to share voting and dispositive power over the shares of our common stock beneficially owned by SRG Capital. In addition, SRG Capital is an affiliate of Gerber Asset Management LLC, a registered broker-dealer. Further, several members of SRG Capital own a minority interest in XTF Capital, LLC, a registered broker-dealer.

(17)	On March 11, 2005, we received a corrected subscription agreement and updated investor questionnaire from Security Trust Co., as trustee f/b/o Corporate Office Properties Trust, Executive Deferred Compensation Plan Account of Randall Griffin, correcting the name of the selling stockholder, which was previously Randall Griffin, individually.

Relationships With Selling Stockholders

     Other than Robert Baron, who joined our Board in November 2004 as the Board designee of Meyers Associates, the placement agent in our October 2004 private placement, none of the selling stockholders has held any position or office in, or has had any material relationship with, our company or any of its predecessors or affiliates within the past three years.

Broker-Dealers

     None of the selling stockholders named herein is a broker-dealer. Except for the following individuals, none of the selling stockholders named herein is an affiliate of a broker-dealer:

  Michael Hamblett is an affiliate of Starboard Capital Markets, LLC, a registered broker-dealer who served as a member of the selling group that assisted Meyers Associates in our October 2004 private placement. We have been advised by Mr. Hamblett that he purchased the shares of common stock beneficially owned by him in the ordinary course of business. We have also been advised by Mr. Hamblett that, at the time of the purchase of the shares to be resold by Mr. Hamblett, he had no agreement or understandings, directly or indirectly, with any person to distribute such shares.
  SRG Capital is an affiliate of Gerber Asset Management LLC, a registered broker-dealer. In addition, several members of SRG Capital own a minority interest in XTF Capital LLC, a registered broker-dealer. We have been advised by SRG Capital that it purchased the shares of common stock beneficially owned by it in the ordinary course of business. We have also been advised by SRG Capital that, at the time of the purchase of the shares to be resold by SRG Capital, it had no agreement or understandings, directly or indirectly, with any person to distribute such shares.

PLAN OF DISTRIBUTION
Distribution by Selling Stockholders

     We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholders” includes the donees, transferees or others who may later hold the selling stockholders’ interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of their shares of common stock on any national securities exchange or automated inter-dealer quotation system on which our common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters on a firm commitment or best efforts basis may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

  a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction;
  purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers or through market- makers;
  transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part;
  privately-negotiated transactions; and
  any other method permitted by law.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock beneficially owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. We recognize that, in order to substitute new names of selling stockholders that have been identified in an effective registration statement, we would be entitled to do so by filing a prospectus supplement only is the change is not material, the number of securities or dollar amount registered does not change, and the new owners’ securities can be traced to those covered by the original registration statement. We further recognize that a change not meeting those requirements must be made by a post-effective amendment. As a result of any transfer of our common stock by any selling stockholder where the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus, we acknowledge that we may be required to amend this registration statement to substitute the new names of any such transferees.

     The selling stockholders may also sell shares by means of short sales to the extent permitted by United States securities laws. Short sales involve the sale by a selling stockholder, usually with a future delivery date, of shares of common stock that the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling stockholder may close out any covered short position by either exercising its warrants or exchange rights to acquire shares of common stock or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a selling stockholder will likely consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase shares of common stock under its warrants or exchange rights.

     Naked short sales are any sales in excess of the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling stockholder must close out any naked position by purchasing shares. A naked short position is more likely to be created if a selling stockholder is concerned that there may be downward pressure on the price of the shares of common stock in the open market.

     The existence of a significant number of short sales generally causes the price of the shares of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the shares of common stock declines. Purchases to cover naked short sales may, however, increase the demand for the shares of common stock and have the effect of raising or maintaining the price of the shares of common stock.

     The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell under this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders may be, and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Determination of Offering Price

     There is no established public market for the common stock being offered under this prospectus. We are not currently registered on the OTC Bulletin Board system or any national securities exchange or inter-dealer quotation system. Until our shares of common stock are quoted on a quotation service or listed for trading on a national securities exchange, the selling stockholders have advised us that they may sell the offered shares in privately negotiated transactions at prices ranging between $1.00 and $1.25 per share, representing an approximately 18% and 47% premium, respectively, over the per share price at which shares of our common stock were last sold in our October 2004 private placement. These prices are not based on firm commitments or agreements and are the result of conversations with our placement agent. The factors that were considered in determining the range of offering prices include:

  an increase in the overall valuation of our company since October 2004 as a result of our receipt of the net proceeds from our October 2004 private placement; and
  the commencement of our research and development program with Texas Tech in December 2004 under stage 2 of our sponsored research with Texas Tech.

     The actual offering price of the shares of common stock within such range will be determined by each of the selling stockholders on a transaction-by-transaction basis. If our shares of common stock are quoted on any quotation service or listed for trading on a national securities exchange in the future, the selling stockholders may sell the offered shares through such quotation service or exchange at prevailing market prices or negotiated prices. The offering prices determined by the selling stockholders may, or may not, relate to a current market price but should not, in any case, be considered an indication of the actual value of the common stock. We do not have any influence over the price at which any selling stockholders offer or sell the common stock offered by this prospectus.

Passive Market Making

     We have advised the selling stockholders that while they are engaged in a distribution of the shares offered under this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholders, any affiliate purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is subject to the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. We do not intend to engage in any passive market making or stabilization transactions during the course of the distribution described in this prospectus. All of the foregoing may affect the marketability of the shares offered under this prospectus.

Limitations

     We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

     Additionally, we have advised the selling stockholders that the registration statement of which this prospectus is a part may not be used in connection with share exchanges or business combination transactions.

General

     We agreed that if the registration statement was not filed with the SEC on or by December 27, 2004, we would pay the selling stockholders named in this prospectus liquidated damages equal to an aggregate of $90,000 for each 30 consecutive days (pro-rated daily) after December 27, 2004 during which the registration statement was not filed with the SEC. In addition, we agreed that, if the registration statement was not declared effective by the SEC prior to February 24, 2005, we would pay to our selling stockholders liquidated damages equal to an aggregate of $90,000 for every 30 consecutive days (pro-rated daily) after February 24, 2005 during which the registration statement was not declared effective by the SEC. Please see “October 2004 Private Placement” starting on page 63 for additional information concerning our recent private placement.

     Because the registration statement was filed initially with the SEC on January 18, 2005, we would have been required to pay to the selling stockholders named in this prospectus an aggregate of $66,000 in cash as liquidated damages. However, under a waiver and extension agreement signed by selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000, such selling stockholders waived their right to receive an aggregate of $62,766 of such liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $66,000 and we are therefore required to pay $3,234 of such $66,000 to the non-waiving selling stockholders. Further, since this registration statement was not declared effective on or by February 24, 2005, and since this registration statement was not declared effective until May 13, 2005, we would have been required to pay the selling stockholders named in this prospectus an aggregate additional payment of at least $195,000, calculated as of May 1, 2005.

     However, under the waiver and extension agreement, selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000 agreed to waive their right to receive an aggregate of approximately $186,000 of such additional liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $195,000 and we are therefore required to pay approximately $9,000 of such $195,000 to the non-waiving selling stockholders. In addition, since this registration statement was not declared effective until May 13, 2005, we are required to pay all of the selling stockholders named in this prospectus an aggregate of an additional $36,000 for liquidated damages that accrued between May 1, 2005 and May 13, 2005. As of May 13, 2005, we have not paid any part of these liquidated damages.

     We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement of which this prospectus is a part, other than selling commissions. We estimate such expenses will total approximately $182,000.

     We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the shares offered under this prospectus. We will pay no underwriting commissions or discounts in connection with this offering, and we will not receive any proceeds from the sale of the offered shares.

DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 55,000,000 shares of common stock, par value $.001 per share. As of May 1, 2005, there were issued and outstanding:

  10,093,550 shares of common stock;
  stock options to purchase up to 1,219,387 shares of common stock at an average weighted per share price of $.23;
  warrants to purchase up to 7,676,532 shares of common stock at an average per share price of $1.01; and
  $2.25 million principal amount of 10% convertible unsecured promissory notes convertible into an aggregate of 2,647,073 shares of common stock, at an assumed conversion price of $0.85 per share. The total number of shares of common stock issuable on conversion of such notes may be more or less than the above number, depending on the actual conversion price of the notes at the time of conversion, among other factors, which is presently indeterminable.

     The following summary of the material provisions of our common stock, 10% convertible unsecured promissory notes, warrants, certificate of incorporation and by-laws is qualified by reference to the provisions of our certificate of incorporation and by-laws and the forms of warrants included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

     Each share of common stock entitles its holder to one non-cumulative vote per share and, subject to the preferential rights of the preferred stockholders, if any, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so, and in such event the holders of the remaining shares will not be able to elect a single director. Holders of shares of common stock are entitled to receive such dividends as the Board of Directors may, from time to time, declare out of our funds legally available for the payment of dividends. on any liquidation, dissolution or winding up of our company, holders of shares of common stock are entitled to receive pro rata all of our assets available for distribution to stockholders after payment of our debts and other liabilities and making provision for the holders of preferred stock, if any. None of the stockholders have any preemptive rights to subscribe for or purchase any of our stock, warrants or other securities. Our common stock is not convertible or redeemable. Neither our certificate of incorporation nor our bylaws provide for pre-emptive rights.

10% Convertible Unsecured Promissory Notes

     Each 10% convertible unsecured promissory note sold in our October 2004 private placement will mature on the earlier of (i) October 27, 2005 or (ii) the date on which we consummate an additional financing having gross proceeds of not less than $4.0 million. Each 10% convertible unsecured promissory note is unsecured, bears interest at a rate of 10% per year and ranks pari passu with all of our other indebtedness. Each 10% convertible unsecured promissory note may be prepaid at any time without penalty or premium. Unless previously converted, the accrued but unpaid interest on each 10% convertible unsecured promissory note will be payable in cash, or in shares of common stock, at our option, so long as there is an effective registration statement providing for the resale of such shares of common stock. The principal and accrued but unpaid interest on each note may be converted at the sole option of the holder thereof into shares of common stock or such other capital stock or convertible securities sold by us in our next financing, at a conversion price equal to the per share offering price of our common stock (or such other capital stock or convertible securities) in such financing.

Warrants

     Each warrant sold in our October 2004 private placement will entitle the holder thereof to purchase, during an exercise period commencing on the date of issuance and terminating five years after the effective date of a registration statement providing for the resale of the shares of common stock underlying the warrants, one share of common stock at an exercise price of $1.06, subject to adjustment. Commencing one year after the date on which a registration statement providing for the resale of the shares of common stock including the warrants is declared effective, each warrant may be redeemed by us, at our sole option, if at any time the average closing bid price of our common stock equals or exceeds $2.12 per share for a period of at least 20 consecutive trading days at a redemption price of $.001 per warrant.

Registration Rights

     Under the terms of the placement agency agreement and registration rights agreement we entered into in connection with our October 2004 private placement with Meyers Associates, we have agreed to file the registration statement of which this prospectus is a part with the SEC prior to December 27, 2004 to register for public resale the shares of common stock issued in the October 2004 private placement and issuable on (1) conversion of our 10% convertible unsecured promissory notes, (2) payment, at our option, of accrued but unpaid interest on our notes, and (3) exercise of the warrants, and to use our commercially reasonable efforts to have the registration statement of which this prospectus is a part declared effective by the SEC prior to February 24, 2005.

     We agreed that if the registration statement was not filed with the SEC on or by December 27, 2004, we would pay the selling stockholders named in this prospectus liquidated damages equal to an aggregate of $90,000 for each 30 consecutive days (pro-rated daily) after December 27, 2004 during which the registration statement was not filed with the SEC. In addition, we agreed that, if the registration statement was not declared effective by the SEC prior to February 24, 2005, we would pay to our selling stockholders liquidated damages equal to an aggregate of $90,000 for every 30 consecutive days (pro-rated daily) after February 24, 2005 during which the registration statement was not declared effective by the SEC. Please see “October 2004 Private Placement” starting on page 63 for additional information concerning our recent private placement. Because the registration statement was filed initially with the SEC on January 18, 2005, we would have been required to pay to the selling stockholders named in this prospectus an aggregate of $66,000 in cash as liquidated damages. However, under a waiver and extension agreement signed by selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000, such selling stockholders waived their right to receive an aggregate of $62,766 of such liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $66,000 and we are therefore required to pay $3,234 of such $66,000 to the non-waiving selling stockholders. Further, since this registration statement was not declared effective on or by February 24, 2005, and since this registration statement was not declared effective until May 13, 2005, we would have been required to pay the selling stockholders named in this prospectus an aggregate additional payment of at least $195,000, calculated as of May 1, 2005. However, under the waiver and extension agreement, selling stockholders whose aggregate subscriptions in our October 2004 private placement equaled $4,280,000 agreed to waive their right to receive an aggregate of approximately $186,000 of such additional liquidated damages. The remaining selling stockholders did not agree to waive their right to receive their pro rata share of such $195,000 and we are therefore required to pay approximately $9,000 of such $195,000 to the non-waiving selling stockholders. In addition, since this registration statement was not declared effective until May 13, 2005, we are required to pay all of the selling stockholders named in this prospectus an aggregate of an additional $36,000 for liquidated damages that accrued between May 1, 2005 and May 13, 2005. As of May 13, 2005, we have not paid any part of these liquidated damages. We have also agreed to keep the registration statement current and effective to permit the sale of the shares of common stock until the earlier of (1) the date that all of the shares of common stock covered by this registration statement have been sold, and (2) the date the holders of the shares of common stock covered by this registration statement receive an opinion of counsel that such shares may be sold under the provisions of Rule 144(k) under the Securities Act.

     We have also agreed to keep the registration statement current and effective to permit the sale of the shares of common stock until the earlier of (1) the date that all of the shares of common stock covered by this registration statement have been sold, and (2) the date the holders of the shares of common stock covered by this registration statement receive an opinion of counsel that such shares may be sold under the provisions of Rule 144(k) under the Securities Act.

     There can be no assurance that the registration statement will become effective under the Securities Act or that this registration statement will remain current and effective for the required period. We will bear all fees and expenses incurred in preparing, filing and maintaining the effectiveness of the registration statement except for brokerage commissions, transfer taxes and the fees of counsel to the holders. In connection with filing the registration statement, holders will be required to furnish certain information to us and to indemnify us against certain civil liabilities, including liabilities arising under the Securities Act with respect to such information. It may in fact not be practicable to qualify the shares of common stock covered by this registration statement for sale in every state in which holders of such shares reside. Accordingly, it is possible that the substantial restrictions on the transferability of the shares of common stock covered by this registration statement will continue, even after registration.

     We will file another registration statement as soon as practicable to register any additional shares of common stock issuable on conversion of our 10% convertible promissory notes (and in payment of accrued interest thereon) in excess of the 3,441,191 shares of our common stock being registered under this registration statement.

Market Information

     There is no market for our common stock, and our common stock is not listed on any securities exchange or automated interdealer quotation system. No market is expected to develop for our shares of common stock, and we do not intend to apply to list our shares of common stock for trading on any securities exchange or automated interdealer quotation system.

Transfer Agent

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

Anti-Takeover, Limited Liability and Indemnification Provisions

     Certificate of Incorporation and By-laws. under our certificate of incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

  diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors, or effecting an acquisition that might complicate or preclude the takeover.

     Our certificate of incorporation also allows our Board of Directors to fix the number of directors in the bylaws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

     Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers. This section prevents many Delaware corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 10% of our assets, and an interested stockholder includes a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of these persons. Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

  the transaction in which the stockholder became an interested stockholder is approved by the Board of directors prior to the date the interested stockholder attained that status;
  on consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers; or
  on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

     Limited Liability and Indemnification. Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

     Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

  conducted himself or herself in good faith, reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and
  in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     These persons may be indemnified against expenses, including attorneys fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification will be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

     The validity of the shares of common stock offered through this prospectus will be passed on for us by our counsel, Greenberg Traurig, LLP, New York, New York.

EXPERTS

     Our financial statements as of December 31, 2004, and for each of the years in the two year period then ended, and for the period October 3, 2001 (inception) through December 31, 2004 included in this prospectus have been audited by Eisner LLP, an independent Registered Public Accounting Firm, as stated in their report appearing in this prospectus have been so included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the year ended December 31, 2004.

     We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our two recent fiscal years or any later interim period.

HEMOBIOTECH, INC.
(a development stage company)

CONTENTS

Financial Statements
Report of independent registered public accounting firm	F-2
Balance sheet as of December 31, 2004	F-3
Statements of operations for the years ended December 31, 2004 and 2003 and for the
period from October 3, 2001 (inception) through December 31, 2004	F-4
Statements of changes in stockholders’ equity (capital deficiency) for the period from
October 3, 2001 (inception) through December 31, 2002 and for each of the years in
the two-year period ended December 31, 2004	F-5
Statements of cash flows for each of the years in the two-year period ended December 31, 2004
and 2003 for the period from October 3, 2001 (inception) through December 31, 2004	F-6
Notes to financial statements	F-7

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Hemobiotech, Inc.

We have audited the accompanying balance sheet of Hemobiotech, Inc. (a development stage company) as of December 31, 2004, and the related statements of operations, changes in stockholders’ equity (capital deficiency) and cash flows for each of the years in the two-year period ended December 31, 2004 and for the period from October 3, 2001 (inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Hemobiotech, Inc. as of December 31, 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004, and for the period from October 3, 2001 (inception) through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As described in Note G[6], the Company has changed its method of valuing the common stock it issued during 2004.

/s/ Eisner LLP

New York, New York
March 14, 2005

With respect to Note J[2]
April 6, 2005

With respect to the third paragraph of Note G[2]
April 11, 2005

With respect to Note G[6]
May 5, 2005

HEMOBIOTECH, INC.
(a development stage company)

Balance Sheet

(SEE NOTE G[6])

December 31,
2004

ASSETS

Current assets:

Cash	$3,086,000

Prepaid expenses	110,000

Total current assets	3,196,000

Equipment, net	3,000

Debt financing costs, net of amortization of $193,000	830,000

$4,029,000

LIABILITIES

Current liabilities:

Accounts payable and accrued expenses	$132,000

Accrued interest payable	47,000

Convertible notes payable, net of unamortized debt discount of $703,000	1,547,000

Total current liabilities	1,726,000

Commitments and other matters

STOCKHOLDERS’ EQUITY (Note G)

Common stock — $.001 par value, 55,000,000 shares authorized;

10,093,550 shares issued and outstanding	10,000

Additional paid-in capital	4,417,000

Unearned compensation	(13,000)

Deficit accumulated during the development stage	(2,111,000)

2,303,000

$4,029,000

See notes to financial statements

HEMOBIOTECH, INC.
(a development stage company)

Statement of Operations

(SEE NOTE G[6])

			October 3, 2001
			(Inception)
	Year Ended December 31,		Through
			December 31,
	2004	2003	2004

Revenue	$—	$—	$—

Operating expenses:

Research and development	259,000	0	260,000

General and administrative	598,000	608,000	1,440,000

Other income (expenses):

Interest expense	411,000	9,000	420,000

Interest income	(9,000)		(9,000)

Net loss	$(1,259,000)	$(617,000)	$(2,111,000)

Basic and diluted loss per common share	$(0.17)	$(0.10)

Weighted average number of shares outstanding—

basic and diluted	7,352,000	6,470,000

See notes to financial statements

HEMOBIOTECH, INC.
(a development stage company)

(SEE NOTE G[6])

						Deficit
				Note		Accumulated
			Additional	Receivable		During the
Statements of Changes in Stockholders’ Equity	Common		Paid-in	Placement	Unearned	Development
(Capital Deficiency) (Note G)	Shares	Amount	Capital	Agent	Compensation	Stage	Total

Issuance of shares to Texas Tech University Health Service Center
(January 22, 2002) ($.001)	678,820	$1,000					$1,000
Issuance of shares to Ghassan Nino (January 30, 2002) ($.001)	1,086,113	1,000	$1,000				2,000
Estimated fair value of stock granted for services (January 30, 2002) ($.001)	217,223		1,000				1,000
Issuance of shares to Ghassan Nino (January 31, 2002) ($.001)	2,715,280	3,000	2,000				5,000
Issuance of shares to Marlin and Evline Nino (February 7, 2002) ($.001)	678,820	1,000					1,000
Net loss for the year						(235,000)	(235,000)
Balance — December 31, 2002	5,376,256	6,000	4,000			(235,000)	(225,000)
Estimated fair value of options granted to Board of Advisors			0				0
Issuance of shares to Munir Nino (January 20, 2003) ($.001)	217,224
Estimated fair value of stock granted for compensation
(April 8, 2003) ($.001)	977,502	1,000	1,000				2,000
Estimated fair value of stock granted for services (April 14, 2003) ($.001)	217,223		1,000				1,000
Issuance of shares to Evline Nino (October 31, 2003) ($.001)	108,613
Expenses paid by stockholder			10,000				10,000
Net loss for the year						(617,000)	(617,000)
Balance — December 31, 2003	6,896,818	7,000	16,000			(852,000)	(829,000)
Contribution of note and related interest (July 15, 2004)			155,000				155,000
Contribution of deferred salary (July 15, 2004)			564,000				564,000
Expenses paid by stockholder			4,000				4,000
Estimated fair value of shares to Texas Tech University Health Service
Center (May 22, 2004) ($.85)	135,765		115,000				115,000
Return of shares (July 15, 2004) (Note G[3])	(1,086,113	(1,000)	1,000				0
Shares issued to placement agent (August 19, 2004) (Note E)*	1,500,000	2,000	13,000	$(15,000)			0
Issuance of shares and warrants in private placement net of expenses of $528,000
(October 13, 2004 and October 27, 2004)	2,647,080	2,000	2,389,000				2,391,000
Contribution of salary (October 13, 2004)			11,000				11,000
Contribution of notes and related interest (October 13, 2004)			125,000				125,000
Unearned compensation			13,000		$(13,000)		0
Estimated fair value of vested options granted to Board of Advisors			22,000				22,000
Collection of note (October 13, 2005)			15,000				15,000
Valuation of placement agent’s warrants and shares attributable to debt
(see * above)			803,000				803,000
Net loss for the period						(1,259,000)	(1,259,000)
Balance — December 31, 2004	10,093,550	$10,000	$4,417,000	$0	$(13,000)	(2,111,000)	2,303,000

See notes to financial statements

HEMOBIOTECH, INC.
(a development stage company)

Statement of Cash Flows

(SEE NOTE G[6])

			October 3, 2001
	Year Ended December 31,		(Inception)
			Through
	2004	2003	December 31, 2004

Cash flows from operating activities:

Net loss	$(1,259,000)	$(617,000)	$(2,111,000)

Adjustments to reconcile net loss to net cash used in

operating activities:

Estimated fair value of options and

compensatory stock	137,000	3,000	150,000

Notes issued for services — related party	51,000	193,000	354,000

Expenses paid by stockholder	4,000	10,000	14,000

Amortization of deferred offering costs	193,000		193,000

Amortization of debt discount	152,000		152,000

Contribution of salary	11,000		11,000

Changes in:

Accounts payable and accrued expenses	329,000	402,000	846,000

Accrued interest	63,000	9,000	72,000

Prepaid expenses	(110,000)		(110,000)

Net cash used in operating activities	(429,000)	0	(429,000)

Cash flows from investing activities:

Purchase of property and equipment	(3,000)		(3,000)

Cash flows from financing activities:

Net proceeds from issuance of common stock and debt	3,767,000		3,767,000

Payment of notes	(249,000)		(249,000)

Net cash provided by financing activities	3,518,000		3,518,000

Increase in cash	3,086,000	0	3,086,000

Cash — beginning of period	0	0	0

Cash — end of period	$3,086,000	$0	$3,086,000

Supplementary non-cash investing and financing activities:

Accrued salary exchanged for note			$150,000

Employees/stockholders contribution of salary	$564,000		$564,000

Stockholders contribution of convertible note payable

and related interest	$280,000		$280,000

See notes to financial statements

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements
December 31, 2004

Note A— The Company

     Hemobiotech, Inc. (the “Company” refers to Hemobiotech, Inc. or its predecessor entity) (a development stage company) was incorporated on October 13, 2003 under the laws of Delaware. In December 2003, HemoBioTech, Inc., a Texas corporation, was merged with and into the Company. The accompanying financial statements include the predecessor operations of the Texas corporation from its inception on October 3, 2001. The historical basis of accounting was carried over in the merger, including the deficit accumulated in the development stage. The Company is researching and developing human blood substitute patented technology licensed exclusively from Texas Tech University Health Service Center (“TTU”) (Note C). The Company is in the development stage and its efforts have been principally devoted to capital raising, organizational infrastructure development and research and development.

     The accompanying financial statements have been prepared contemplating the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s viability is dependent on its compliance with certain requirements of its private placement (see Note G[2]) among other things. The Company had obtained waivers and extensions from certain note holders with respect to certain non-compliance provisions. These statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note B — Summary of Significant Accounting Policies

[1]	Research and development:

Research and development costs are charged to expense as incurred.

[2]	Loss per common share:

Basic and diluted loss per common share is based on the net loss divided by the weighted average number of common shares outstanding during the period. No effect has been given to outstanding potential common shares such as options, warrants and convertible instruments in the diluted computation as their effect would be antidilutive. The number of potentially dilutive securities excluded from computation of diluted loss per share were as follows:

	December 31,

	2004	2003

Options	1,119,387	1,053,527
Convertible notes	3,461,538	204,977
Warrants	7,676,532	0

	12,257,457	1,258,504

[3]	Stock-based compensation:

As permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and

Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue to follow the intrinsic value method in accounting for stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair price of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the stock. If the Company had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation, the effect on net loss and net loss per share would have been as follows:

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

	Years Ended December 31,

	2004	2003

Net loss	$(1,259,000)	$(617,000)
Total stock-based employee compensation expense
determined under fair value based method for
all awards, net of related tax effects	(28,000)	0

Pro forma net loss attributable to common Stockholders	$(1,287,000)	$(617,000)
Net loss per common share (basic and diluted):
As reported	$(.17)	$(.10)

Pro forma	$(.18)	$(.10)

     The weighted-average fair values at date of grant for options granted during the years ended December 31, 2004 and 2003 were $0.27 and $0.0, respectively, and were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,

	2004	2003

Expected life in years	10	5 - 10
Interest rate	4.16% - 4.33%	3.25% - 4.27%
Volatility	80%	30%
Dividend yield	0%	0%

[4]	Fair value of financial instruments:

The carrying value of cash equivalents, accounts payable, accrued expenses and convertible notes payable approximates their fair value due to the short period to maturity of these instruments.

[5]	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options. Actual results could differ from those estimates.

[6]	Deferred financing costs:

Deferred financing costs include costs attributable to issuing convertible notes in the amount of $1,023,000 and such costs are being amortized to interest expense over the term of convertible notes.

[7]	Recent accounting pronouncements:

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” which amends FASB Statement Nos. 123 and 95 (“FAS 123R”). FAS 123R is applicable for all interim and fiscal periods beginning after December 15, 2005. Therefore, the Company expects to adopt it during fiscal 2006. FAS 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the statements of operations the grant-date fair value of stock options and other equity-based compensation issued to employees for share-based compensation. The Company is currently evaluating the impact that FAS 123R will have on its results of operations.

[8]	Income Taxes:

The Company accounts for income taxes using the asset and liability method described in SFAS No. 109, “Accounting For Income Taxes,” the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax bases of the Company’s assets and

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note C — Agreements With Texas Tech University Health Service Center (“TTU”)

     On January 22, 2002, the Company entered into an exclusive license agreement with TTU with respect to receiving certain patented rights. The Company is committed to the exploitation of such patented rights.

     In consideration for entering into the agreement, the Company issued 678,820 shares of common stock to TTU (subject to anti-dilution protection). In addition, the Company has agreed to fund, over a four-year period, $1.2 million to support efforts in incubating and commercializing other TTU technologies. Under the agreement, the Company reserves the right of first refusal on licensing and commercializing other technology developed from such funding. The shares issued were valued at approximately $1,000, their estimated fair value, and charged to operations. The funding of the $1.2 million is subject to the Company obtaining FDA approval of a blood substitute product. As of December 31, 2004, such approval had not been obtained. In addition, the Company has agreed to reimburse TTU for all intellectual property protection costs and patent maintenance fees. On May 20, 2004, TTU agreed to waive its anti-dilution protection in exchange for 135,765 shares of common stock. Such shares were valued at approximately $115,000, their estimated fair value, and charged to operations.

     In addition, in July 2002, the Company entered into a sponsored research agreement with TTU for the period September 1, 2002 through August 31, 2006, subject to a two-year extension to be mutually agreed on by the parties in the second year of the agreement and prior to August 31, 2006. The agreement may be terminated by either party on 90 days written notice. In November 2004, the Company agreed to fund the next phase of its research under the sponsored research agreement through November 30, 2005 for a fixed fee of approximately $231,000, which was paid in December 2004.

Note D — Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

Professional fees	$113,000
Directors’ fee	12,000
Other	7,000

$132,000

     On July 15, 2004, two employees/stockholders agreed to waive payment of all deferred salary due them through October 13, 2004. For the year ended December 31, 2004, such waivers amounted to $575,000 and has been treated as a capital contribution.

Note E — Note Receivable From Placement Agent

     The Company received a non-recourse promissory note dated August 20, 2004 for $30,000 from a placement agent in consideration for 3,000,000 shares of common stock (Note G[2]). The promissory note bears interest at 4% per annum and is receivable with the vesting of the 3,000,000 shares of common stock as follows but no later than August 20, 2005:

1.	on the acceptance of subscriptions in a private placement of $2,500,000, then 1,000,000 shares of common stock will vest and $10,000 will become due under the note (vested October 13, 2004).

2.	on the acceptance of additional subscriptions in a private placement of $1,000,000, then 500,000 shares of common stock will vest and $5,000 will become due under the note (vested October 13, 2004).

3.	on the consummation of a financing having gross proceeds of not less than $2,000,000 within twelve months after registration statement becomes effective, then 500,000 shares of common stock will vest

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004
and $5,000 will become due under the note.

4.	on the consummation of a financing having gross proceeds of not less than $6,000,000 within twelve months after registration statement becomes effective, then 1,000,000 shares of common stock will vest and $10,000 will become due under the note.

     In connection with the private placement referred to in Note G[2], the Company granted the placement agent the right of first refusal to serve as placement agent in one or more follow-on offerings having aggregate proceeds of $8,000,000. If the Company fails to provide the placement agent the opportunity to exercise its right of first refusal with respect to any of these follow-on offerings, then the portion of the 1,500,000 shares of common stock referred to in 3 and 4 above that would otherwise have vested with respect to such follow-on offering will vest immediately.

     In August 2004, 1,500,000 shares of common stock were issued to the placement agent subject to vesting. On October 13, 2004 such shares vested and $15,000 under the note was paid.

Note F — Convertible Notes Payable

     On October 31, 2003, a $150,000 note was exchanged for services previously provided by a principal stockholder. The note bears interest at 5% per annum and was due on December 31, 2003 and was convertible into shares of common stock at $2.21 per share. Effective July 15, 2004, such note and accrued interest of approximately $5,000 was forgiven and treated as a capital contribution.

     On July 15, 2004, a note with principal of $174,000 bearing interest at 5% per annum, due on December 31, 2003 and convertible into shares of common stock at $2.21 per share was extended to the consummation of a private placement of $2,500,000 (Note I). On October 13, 2004, such note plus $1,000 of accrued interest was paid and the balance of accrued interest was forgiven. Such forgiveness was treated as a capital contribution.

     On October 13, 2004, $75,000 of a note with a principal of $180,000 bearing interest at 5% per annum, due on May 1, 2004 and convertible into shares of common stock at $2.21 per share was paid. The balance of principal and accrued interest was forgiven and was treated as a capital contribution.

Note G — Capital Deficiency

[1]	Stock split:

	On August 16, 2004, the Board of Directors approved a reverse stock split of one share of common stock for .543056 shares of common stock. All common stock and common stock equivalent shares in the accompanying financial statements have been adjusted to give retroactive effect to the reverse stock split.

[2]	Private placement:

	On October 27, 2004, the Company completed a private placement of 45 units and raised gross proceeds of $4,500,000. Each unit consists of a $50,000 unsecured convertible promissory note, 58,824 shares of common stock and 117,648 warrants. The notes bear interest at 10% per annum (an effective rate of 77%) and are convertible at the option of the holder into common stock or convertible securities to be sold by the Company in its next financing, as defined, at a conversion price equal to the per share offering price of such financing.

	Based on negotiations with the placement agent the Company agreed to a fair value for the Common Stock of $.85 per share and calculated the fair value of each warrant to be $.53 using the Black-Scholes option pricing model prior to the revision in the method of valuing the common stock the Company used Black-Scholes to value both common stock and warrants.

	The gross proceeds from the sale of each unit was allocated based on the relative fair values to each of the components.

	Convertible notes payable	$31,000
	Common stock	31,000
	Warrants	38,000

	Total	$100,000

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

Based on the allocation of the relative fair values to the components of the private placement offering, the debt discount was calculated to be $855,000, which is being amortized as expense to interest expense over the term of the notes.

At the time of the Company’s next financing, the Company will determine if a beneficial conversion feature exists. The beneficial conversion feature will be determined by the Company comparing the number of shares that would be received pursuant to the conversion price at the time of the next financing compared with the number that would have been received based on the then fair value of the shares.

The interest on the note is convertible into common stock at the Company’s option. The notes are due the earlier of October 27, 2005 or the date the Company consummates an additional financing having gross proceeds of not less than $4,000,000. The warrants are exercisable at $1.06 per share through the fifth anniversary of the effectiveness of a registration statement of shares underlying the warrants. The warrants are subject to redemption, at the Company’s sole option, after one year from the date of effectiveness of the registration statement of common stock underlying the warrants if the common stock price equals or exceeds $2.12 for a period of at least 20 consecutive trading days at a redemption price of $.001 per warrant.

The Company agreed to file a registration statement within 60 days of final closing of the private placement and to use commercially reasonable efforts to cause the registration statement to be effective within 120 days of final closing. In the event the registration statement is not filed and declared effective within the required time, the Company will incur liquidated damages of 2% per month (pro rated daily) based on the subscription amount of each purchaser in the Company’s October 2004 private placement.

Through April 11, 2005, the Company received waivers from selling stockholders aggregating subscriptions equal to $4,280,000. Such waivers enabled the Company to forego an obligation of approximately $205,000 of liquidated damages through April 15, 2005 with respect to its non-compliance. In addition, certain selling stockholders have agreed to extend the date after which liquidated damages will begin to accrue to May 1, 2005.

[2]	Private placement: (continued)

In connection with the private placement, the placement agent was granted a warrant to purchase 2,382,372 shares of common stock at an exercise price of $.90 per share, exercisable for five years from the effective date of a registration statement to be filed on behalf of investors in the offering. The placement agent was granted “piggyback” registration rights with respect to the shares underlying this warrant. The warrants are subject to redemption, at the Company’s sole option, after one year from the date of effectiveness of the registration statement covering the resale of shares of common stock underlying the warrants if the common stock price equals or exceeds $2.12 for a period of at least 20 consecutive trading days, at a redemption price of $.001 per warrant. In addition, the placement agent issued a $30,000 promissory note for 3,000,000 shares of common stock subject to vesting (Note E).

[3]	Common stock:

In connection with the initial capitalization of the Texas corporation, HemoBioTech, Inc. agreed to issue 1,982,157 Class A shares and 2,715,280 Class B shares between January 30, 2002 and January 20, 2003, and was valued at an aggregate of approximately $8,000. On October 31, 2003, the Texas corporation issued 108,613 Class A shares as an anti-dilutive issuance. On October 31, 2003, all the stockholders exchanged their Class A and B shares for 6,896,818 shares of common stock of the Company. The accompanying financial statements reflect the shares as outstanding from their dates of original issuance.

Under an agreement dated July 15, 2004, a principal stockholder agreed to return 1,086,113 shares of common stock to the Company as an inducement to the placement agent to serve as agent in a proposed private placement (Note G[2]). The return of such shares was treated as a capital contribution.

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

[4]	Voting and stockholders agreements:

On October 31, 2003, certain stockholders (aggregating 6,896,818 shares of common stock) each entered into a stock purchase agreement with the Company whereby each stockholder granted to the Company the right of first refusal to purchase shares proposed to be sold or transferred by such stockholder(s) at the same consideration to be paid by a third party. Such right of first refusal terminates on the effective date of the first sale of common stock of the Company to the general public under an effective registration statement. On October 31, 2003, the Company entered into a stockholders agreement with certain stockholders (aggregating 6,217,996 shares of common stock) under whom the Company granted such stockholders a right of first offer with respect to future sales of common stock or convertible securities by the Company. In addition, the Company granted each of the stockholders “piggyback registration rights.” Each of these stockholders waived their right of first refusal in connection with the October 2004 private placement. In addition, each of these stockholders waived their piggyback registration rights in connection with the registration of the shares underlying the October 2004 private placement.

On July 15, 2004, certain stockholders (aggregating 4,154,383 shares of common stock) entered into a voting agreement whereby they agreed to vote all of their respective shares together with the majority-in-interest of stockholders who are also the Company’s executive officers on all matters submitted to a vote of the stockholders. The voting agreement expires on October 27, 2006.

[5]	Stock Option/Stock Issuance Plan:

During 2003, the Board of Directors of the Company approved a Stock Option/Stock Issuance Plan (the “Plan”) which provides for the granting of options or stock to purchase up to 3,000,000 shares of common stock (on a pre-reverse stock split basis), under which, directors, employees and independent contractors are eligible to receive incentive and non-statutory stock options and common shares (employees). The Company’s stockholders approved the Plan in August 2004.

On August 16, 2004, the Board of Directors and stockholders of the Company approved the reduction in the number of shares reserved for under the Plan to 1,629,168 shares reflecting the effect of the .543056 reverse split effected by the Company. Options granted under the Plan are exercisable for a period of up to 10 years from date of grant at an exercise price which is not less than the fair value of the common stock on date of grant, except that the exercise period of options granted to a stockholder owning more than 10% of the outstanding capital stock may not exceed five years and their exercise price may not be less than 110% of the fair value of the common stock at date of grant. Options under the Plan generally vest 25% on the first anniversary date of the grant and then, thereafter, equally over thirty-six months.

During the years ended December 31, 2004 and 2003, the Company granted 25,860 (including 15,000 (Note J[3]) and 103,179 options, respectively, to purchase common stock to members of the Company’s Board of Advisors. The Company recorded a charge of $22,000 and $0 for the years ended December 31, 2004 and 2003, respectively. The Company valued these options in 2004 using the Black-Scholes option pricing model utilizing the following assumptions: risk-free interest rate of 4.05% - 4.40%, volatility of 80%, dividend yield of 0% and 10 year term. The Company will record additional charges when these options vest at the then market price.

During the year ended December 31, 2004, in connection with the change in status of an option holder from a member of the Board of Advisors to Director, the Company recorded deferred stock compensation of $13,000, representing the difference between the exercise price and the market value of the Company’s common stock on the date such stock option holder’s status was changed. Deferred compensation is included as a component of stockholders’ equity (capital deficiency) and is being amortized to expense over the remaining vesting period of the stock options.

During the years ended December 31, 2004 and 2003, the Company granted Directors of the Company 40,000 and 27,152 options at an exercise price of $.85 and $.18 per share of common stock, respectively.

Stock option activity under the Plan is summarized as follows:

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

	Year Ended December 31,
	2004		2003

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of period	1,053,527	$0.19
Granted	65,860	0.85	1,053,527	$0.19

Options outstanding at end of period	1,119,387	0.23	1,053,527	0.19

Options exercisable at end of period	664,140	0.23	135,764	0.18

     At December 31, 2004, 509,781 options were available for grant under the Plan.

     The following table presents information relating to stock options outstanding under the Plan as of December 31, 2004:

	Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Range of		Exercise	Life in		Exercise
Exercise Price	Shares	Price	Years	Shares	Price

$.18	401,859	$ .18	8.93	205,906	$ .18
$.20	651,668.20		3.83	398,234.20
$.85	65,860.85		9.72	40,000.85

	1,119,387.19		6.01	644,140.23

     The weighted average fair value at date of grant for options granted during 2004 was $.71. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following assumptions:

	2004	2003

Risk-free interest rates	4.05% to 4.40%	3.25% to 4.00%
Expected option life in years	10	5-10
Expected stock price volatility	80%	30%
Expected dividend yield	0%	0%

[6]	Revision:

The December 31, 2004 financial statements have been changed to reflect a different method of separately valuing common stock issued during 2004. The effects of this change was to decrease total liabilities and increase stockholders' equity by $703,000 at December 31, 2004. In addition, the net loss for the year ended December 31, 2004, and cumulatively increased by $186,000.

NOTE H — INCOME TAXES

     At December 31, 2004, the Company had approximately $1,115,000 of net operating loss carryforwards for federal income tax purposes which expire as follows:

Net
Operating
Year	Losses

2022	$1,000
2023	134,000
2024	980,000

$1,115,000

     At December 31, 2004, the Company had a deferred tax asset of approximately $414,000, representing the benefits of its net operating loss and certain expenses not currently deductible for tax purposes including finance charges. The Company’s deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain.

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

The difference between the statutory tax rate of 34% and the Company’s effective tax rate is due to the increase in the valuation allowance of $286,000 (2004) and $90,000 (2003) and certain expenses not deductible for tax purposes. The Company’s ability to utilize its carryforwards may be subject to an annual limitation in future periods under Section 382 of the Internal Revenue Code of 1986, as amended due to changes in ownership.

Note I — Related Party Transactions

     On January 30, 2002, the Company entered into a one-year master service agreement with an affiliate of a stockholder/director of the Company, whereby the Company will receive management, technology, organization, financial and strategic growth consulting services for a $150,000 fee and the issuance of 217,223 shares of common stock. Such shares were valued at approximately $1,000. The stockholder/director’s affiliate is obligated to sell to the Company 108,611 of such shares at $2.21 per share when the Company completes an equity financing having gross proceeds to the Company of at least $8 million. On July 15, 2004, the Company agreed to waive irrevocably its right to call these shares. Effective April 8, 2003, the agreement was amended to provide certain website development, hosting, e-mail maintenance and technical support for $2,000 per month for an initial period of one year. In connection with this agreement, a convertible note was issued in exchange for services under the agreement (Note F). On July 15, 2004, the master service agreement was terminated.

     On April 14, 2003, the Company entered into a master service agreement with an affiliate of the Chairman/President/Chief Executive Officer and a stockholder/director of the Company, whereby the Company will receive management, technology, and organization, financial and strategic growth consulting services for a fee of $20,000 per month. In addition, the agreement provides for the issuance of 217,223 shares of common stock. Such shares were valued at $1,000. The Company has the right to purchase such shares at $2.21 per share through December 31, 2004. Effective October 1, 2003, the agreement was amended into a two-year agreement to provide certain website development, hosting, e-mail maintenance and technical support in exchange for an annual fee of $60,000 and the previous services under the original agreement ceased. In connection with this agreement, a convertible note was issued in exchange for services rendered under the agreement (Note F). On July 15, 2004, the master service agreement was terminated.

     Certain expenses were paid by the Chairman/President/Chief Executive Officer on behalf of the Company. Such expenditures amounted to $10,000 for the year ended December 31, 2003.

Note J — Commitments and Other Matters

[1]	Leases:

The Company occupied office space on a month-to-month basis for $450 per month during 2004. Effective December 6, 2004, the Company entered into a service agreement for office space through June 30, 2005 for a monthly fee of $5,460. For the first nine months of 2004, the Chief Executive Officer paid for the monthly rent on behalf of the Company which amounted to $4,000. Such expense was treated as a capital contribution. Rent expense was approximately $16,000 for the year ended December 31, 2004.

[2]	Employment agreements:

On April 8, 2003, the Company entered into an employment agreement, as amended on October 6, 2003, with its Chairman/President/Chief Executive Officer and provides for an annual base salary of $265,000 (plus annual cost of living increases and bonuses at the discretion of the Board of Directors). The agreement is for three years commencing October 6, 2003 and will be extended for successive twelve- month periods unless terminated by either party. The agreement also provides that the payment of the base salary would be deferred until the Company raised at least $4.0 million. The agreement also provides for the granting of an option to purchase 651,668 shares of the Company’s common stock at an exercise price of $.20 per share and the purchase of 977,502 shares of common stock at $.001. Such shares were valued at $2,000 and charged to operations. under a letter agreement dated July 15, 2004, salary due under the agreement from April 8, 2003 through October 13, 2004 was forgiven and, thereafter, the salary was reduced to $150,000 per

HEMOBIOTECH, INC.
(a development stage company)

Notes to Financial Statements (Continued)
December 31, 2004

annum. On January 3, 2005, the initial term of such employment agreement was extended to October 6, 2007. Effective April 6, 2005, the Company amended the employment agreement to provide for a base salary of $210,000, a lump-sum payment of $52,000 and an annual bonus equal to 25% of salary upon the consummation of a financing, as defined, of not less than $10 million.

On October 31, 2003, the Company entered into an employment agreement with its Chief Medical Officer at an annual salary of $180,000 effective on the consummation of a $12.0 million equity financing. In the interim, the Company granted the Chief Medical Officer 271,528 options at an exercise price of $.18 per share for services as part-time Chief Medical Officer. under a letter agreement dated July 15, 2004, the Chief Medical Officer agreed to serve on a full-time basis, effective October 27, 2004, for a salary of $60,000 per annum, until such time as the parties terminate this agreement.

As of January 1, 2005, the Company entered into an employment agreement with its Acting Chief Financial Officer and provides for a salary at an hourly rate of $60, until such time as the parties terminate this agreement.

Effective April 1, 2005 the Company entered into a three year employment with its new Chief Financial Officer and provides for a base salary of $120,000 per annum, plus annual cost of living increases. Effective the first calendar month following the Company’s consummation of a financing as defined of not less than $10 million, the base salary will increase to $165,000 and a lump-sum payment not to exceed $33,750 based on months of service. In addition, the agreement provides for annual bonuses and the granting of 75,000 stock options at an exercise price of $.85 per share.

[3]	Consulting agreements:

On May 26, 2004, the Company entered into a one-year agreement, effective October 13, 2004, to assist the Company in its regulatory matters. The agreement is automatically renewable for an additional one-year period unless terminated by either party. Fees under the agreement are based on an hourly rate.

On October 14, 2004, the Company entered into an advisory agreement to receive technical advisory services. The agreement can be terminated by either party on 30 days written notice. The agreement provides for $1,500 per month and the issuance of an option under the Plan to purchase 15,000 shares of common stock of the Company at an exercise price of $0.85 per share.